FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-150010

For the Month of June, 2010

MS&AD Insurance Group Holdings, Inc.

(Translation of registrant’s name into English)

3-7, Yaesu 1-chome,
Chuo-ku, Tokyo 103-0028, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Information furnished on this form:

1.	[English Translation]

Notice of Convocation of the 2nd Annual Shareholders’ Meeting

2.	[English Translation]

Summary of Financial Statements for the Year Ended March 31, 2010 (MS&AD Insurance Group Holdings, Inc., Formerly, Mitsui Sumitomo Insurance Group Holdings, Inc.)

3.	[English Translation]

Overview of Business Results of MS&AD Insurance Group Holdings, Inc., FY 2009

4.	[English Translation]

(Reference) Summary of Financial Statements for the Year Ended March 31, 2010 (On Behalf of Aioi Insurance Co., Ltd.)

5.	[English Translation]

(Reference) Summary of Financial Statements for the Year Ended March 31, 2010 (On Behalf of Nissay Dowa General Insurance Co., Ltd.)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MS&AD Insurance Group Holdings, Inc.

Date: June 7, 2010	By:	/s/ Yasuaki Tamai
Yasuaki Tamai
General Manager General Administration Dept.

Notice: This translation has been prepared solely for convenience of reference by shareholders. Please be advised that any discrepancy that may exist between this translation and the Japanese original shall be resolved in favor of the latter. Please also be advised that certain expressions for domestic voting procedures that are not applicable to shareholders outside Japan are translated solely for reference and to avoid confusion.

[English Translation]
Securities Code 8725
June 7, 2010
Dear Shareholders:
Notice of Convocation of the 2nd
Annual Shareholders Meeting
     We are pleased to announce that the 2nd Annual Shareholders Meeting of the Company will be held as stated below and your attendance is cordially requested.
     You are respectfully requested, in the event you are unable to attend the aforesaid meeting, to study the Reference Document for Annual Shareholders Meeting below and to exercise your voting right in accordance with the guidance stated on the following page, since you are authorized to exercise voting rights by submission of the document or via the Internet.

Yours faithfully, MS&AD Insurance Group Holdings, Inc. (the “Company”) 3-7, Yaesu 1-chome, Chuo-ku, Tokyo
By:	Toshiaki Egashira
President and Representative Director
Particulars
1.	Date and Time: 10:00 a.m. on June 29, 2010 (Tuesday)
2.	Place:	Heian Room, Main Building first floor, Hotel Okura Tokyo located at 10-4, Toranomon 2-chome, Minato-ku, Tokyo
(Please note that the place of meeting is different from the previous meetings, and refer to the map attached at the end of this notice.)
3.	Purposes of the Meeting:

Matters to be reported:
1.	Report on the Business Report, Consolidated Financial Statements, and Results of Audit of Consolidated Financial Statements by Accounting Auditor and the Board of Corporate Auditors for the 2nd fiscal year (Fiscal Year 2009 (from April 1, 2009 to March 31, 2010)); and

2.	Report on the Financial Statements for the 2nd fiscal year (Fiscal Year 2009 (from April 1, 2009 to March 31, 2010)).
Matters to be resolved:

First Item:

Appropriation of Retained Earnings

Second Item:

Election of Thirteen (13) Directors
     When you attend the meeting in person, please submit the enclosed Voting Right Exercise Form to the receptionist at the place of meeting.
     When you attend the meeting by proxy, please submit a letter of proxy together with the enclosed Voting Right Exercise Form to the receptionist at the place of meeting. The proxy must be one (1) shareholder who has a voting right.

Guidance for the Exercise of Voting Rights
1.	When you attend the meeting in person, please submit the enclosed Voting Right Exercise Form to the receptionist at the place of meeting.
2.	In the event that you are unable to attend the aforesaid meeting, please exercise your voting right by choosing either of the methods stated below.
By mail:
Please indicate on the Voting Right Exercise Form enclosed herewith your consent or dissent to the items on the agenda and return the form to be received by the transfer agent of the Company by mail before 5:00 p.m., June 28, 2010 (Monday).
Via the Internet:
(1)	First, please access the designated website for exercising voting rights as set forth below from your personal computers or your mobile phones and use the “vote exercise code” and “temporary password” written on the enclosed Voting Right Exercise Form. Then, please register your consent or dissent to the items on the agenda by following the instructions on the display screen, before 5:00 p.m., June 28, 2010 (Monday). URL for the website for exercising voting rights: http://www.webdk.net

(2)	In the case that a voting right is exercised via the Internet, even if the Voting Right Exercise Form is returned by mail, only the vote registered via the Internet will be recognized as valid.

(3)	In the event that a voting right is exercised more than once via the Internet, only the last vote via the Internet will be recognized as valid.

(4)	Any connection charges and communications expenses payable to Internet providers and telecommunication carriers incurred in connection with the exercise of the voting right via the Internet will be borne by the exercising shareholder.

(5)	To access the website for exercising voting rights above, the system environments as described below are required:

For personal computer:
Your personal computer should be equipped with the proper software to access the Internet (browser) such as Internet Explorer 6.0 and upgraded versions.
For mobile phone:
128bitSSL (encoded communication) should be available to the mobile phone to be used. (For the purpose of ensuring security, only mobile phones with function of 128bitSSL (encoded communication) may access the website, but other types of mobile phones cannot access it.)
Should you have any inquiry regarding exercise of the voting right via the Internet, please contact the transfer agent stated below:
The Sumitomo Trust & Banking Co., Ltd. Stock Transfer Agency Dept., Free dial: 0120-186-417 (24 hours)
- End -
     This Notice, the Attached Document hereto, and Reference Document for the Annual Shareholders Meeting are posted on the Company’s website (http://www.ms-ad-hd.com). When any amendment thereto occurs, the Company will publish the amended versions on the website.

Attached Document
BUSINESS REPORT

(	From: April 1, 2009 To: March 31, 2010)
1.	Details on the Current Status of the Insurance Holding Company
(1)	Progress of business and business results
     Features of mild recovery was seen in part of the economy during the latter half of the fiscal year, such as increase of exports and upturn of personal consumption and capital investment, but economy of Japan as a whole stayed in an inactive trend, since corporate profitability could not recover substantially and employment situation stayed in serious status.
     The business environment for the insurance industry is still severe. In the non-life insurance industry, revenues decreased due to decline in sales of automobile liability and marine liability insurance. In the life insurance industry, the value of new contracts continued to decline against a background of an aging society and the trend toward having fewer children.
     The MS&AD Insurance Group has been working actively to implement corporate social responsibility (CSR) in management through a positive cycle of perpetually striving to improve quality, earning the trust of even more of our customers, and achieving growth in the business based on that trust. Our goal is to become a top, world class insurance and financial group that grows through competitiveness derived from the quality of our company’s products, based on New Challenge 10, our medium-term management plan which began in fiscal year 2007.
     The Company as a holding company, with an aim of further promoting each businesses of our domestic non-life insurance business, life insurance business, overseas business, financial services business, and risk-related business, strategically allocated its management resources, simultaneously working further on strengthening our position on risk-management, compliance and internal audits, and handling other administrative tasks by measures such as monitoring of each company operations.
     Furthermore, on September 30, 2009, the Company and Mitsui Sumitomo Insurance Co., Ltd. (hereinafter, “MSI”) reached agreement on business integration with Aioi Insurance Co., Ltd. (hereinafter, “Aioi”) and Nissay Dowa General Insurance, Co., Ltd. (hereinafter, “NDGI”) in order to achieve sustainable growth and to enhance enterprise value, and “MS&AD Insurance Group” was established on April 1, 2010. Accordingly, the Company changed its corporate name into “MS&AD Insurance Group Holdings, Inc.”, and newly started its operations as a holding company of the new group.
     The progress and results of each of our various business efforts the current fiscal year are as follows:
     Domestic Non-life Insurance Business
     We worked to improve quality of operational process dramatically and thus, promote our business in non-life insurance business.
     Mitsui Sumitomo Insurance launched GK Home Insurance and GK Injury Insurance and together with GK Automobile Insurance launched in the previous year, completed its lineup of GK, a brand name of its major products for individual customers developed under the policy of “easy to understand”, and “easy to choose”. We also kept undertaking innovations in various operational processes ranging from product development through payment of insurance premiums. Such innovations included work on the introduction of an electronic booking system in agencies to handle contract processing accurately and efficiently. We also developed new insurance benefits payment system to enable fair, equitable, and prompt payment.
     At Mitsui Direct General Insurance Company, Limited (hereinafter “Mitsui Direct”), our policies in force increased constantly under its unique business model that takes advantage of the unique characteristics of the Internet to offer products with simple, easily understood information on indemnity, and have also focused on further improving services such as renovation of webpage for mobile phones to improve customers’ convenience and enhancement in road services for policyholders of automobile insurance.
     Life Insurance Business
     As a core business within our group, we are striving to further expand our life insurance business as we work to improve corporate quality.
     At Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. (hereinafter “Kirameki Life”), we worked to expand our sales base by pursuing business alliances in insurance sales with financial institutions, as well as improving variations in products the financial institutions deal with. We also introduced “New Medical Insurance α” and “New Cancer Insurance α”, a new product which provide broadened guarantee such as payment for advanced medical treatments, and started a new system for total managing of insurance claims and payment processing to improve its payment management ability.
     MSI MetLife continued to expand the sales base for individual pension insurance such as further enhancing business alliances with financial institutions.
     Overseas Business
     In overseas business, we made progress on strengthening competitiveness by further expanding our branch network in Asia, establishing a local subsidiary in Laos, opening a branch in Beijing via the local subsidiary in China, and promoting sales of policies covering corporate risk in Europe, among others. We also worked on further enhancement of risk management such as reinforcing risk monitoring in overseas business.
     Asset Management and Financial Services Businesses, Risk-related Businesses
     As the central company responsible for asset management in the group, Mitsui Sumitomo Insurance strove to ensure stable profits by exercising comprehensive oversight of assets and liabilities and continuing to reduce domestic shareholdings and other risky assets in order to further reduce the risk of price fluctuation for assets. We also worked on enhanced management of credit risk and improvement of liquidity in assets.
     In the financial services business, we especially concentrated in operation and management business of defined benefit pensions, sales of defined benefit pension products, weather and earthquake-related derivatives, and Japan Housing Finance Agency-supported loans.
     We offered various services related to the risk management business, such as in nursing care business, and in asset valuation and appraisal business through our risk-related business, and also promoted consulting services relating to new influenza.
     Current-Year Business Performance
     The above factors resulted in the following consolidated operating results for our company. Insurance underwriting income was ¥1.8 trillion; income from asset management, ¥139.9 billion; and other ordinary income, ¥10.1 billion, for a total of ¥1.9 trillion in ordinary income, decrease by 3.8% from the previous fiscal year.
     In terms of ordinary expenses, meanwhile, ¥1.5 trillion in insurance underwriting expenses, ¥47.0 billion in asset management expenses, ¥294.9 billion in SG&A expenses, and ¥6.8 billion in other ordinary expenses resulted in a total of ¥1.9 trillion which was 7.0% decrease from the previous fisal year.
     This led in an ordinary profit of ¥52.6 billion. After adjusting this for extraordinary income, extraordinary losses, and corporate and resident taxes and other factors, net income came to ¥37.6 billion, increase of ¥29.4 billion, and 359.5% from the previous fiscal year.

     Parent company results included ¥37.3 billion in dividends from subsidiaries and ¥2.6 billion in business administration fees, amounting to ¥40.0 billion in operating income, ¥37.0 billion in ordinary profits, and ¥37.0 billion in net income for the current year, which are increase of 5.1%, 6.7% and 6.7%, respectively, from the previous fiscal year.
     Mitsui Sumitomo Insurance saw a 2.5% decline in net premiums written from the previous fiscal year to ¥1.2 trillion, owing to decreased income from marine liability insurance. The net loss ratio also rose by 0.6 percentage points over the previous fiscal year to 70.4%, and the net operating expense ratio rose 0.4 percentage points over the previous fiscal year to 34.5%.
     Kirameki Life saw 4.0% decrease in new contracts written over the previous fiscal year, booking ¥1.5 trillion for total individual insurance and individual pension insurance, but total balance of insurance in force increased by 4.6% to ¥9.4 trillion. New group insurance written this fiscal year reached ¥26.1 billion, with a year-end balance of insurance in force of ¥2.69 trillion.
     Mitsui Direct posted ¥32.4 billion in net premiums written, for growth of 9.3% compared with the previous fiscal year. The net loss ratio rose 4.6 percentage points over the previous fiscal year to 70.2%, and the operating expense ratio declined 3.4 percentage points from the previous fiscal year to 24.8%.
     Total new insurance written for MSI MetLife for individual insurance and individual pension insurance was ¥408.1 billion, a decrease of 31.2% over the previous fiscal year, due to downsizing of markets for variable annuities and revising of its products. The balance of insurance in force at the end of the current fiscal year increased by 26.6% to ¥3.1 trillion.
     Issues to be Addressed
     Economy of Japan is expected to recover in a mild trend, such as improvement of corporate profits and recovery in domestic demands which includes capital investment and personal consumption, etc.
     Efforts to meet demands of customers accurately and to improve profitability is becoming more important in the insurance industry, which is yet under severe business circumstances as seen in low increase in number of automobiles owned and aging population, which will cause increased competition between insurance companies.
     Under the circumstances, in order to achieve sustainable growth and enhancement of enterprise value of MS&AD Insurance Group, the Company launched new group medium-term management plan “MS&AD New Frontier 2013”.
     In this plan, the Company aims to achieve synergies and further improve its profitability through raising efficiency of system development and operation by integrating systems of MSI, Aioi and NDGI, and decreasing costs. The Company also aspires to maintain sound operation of its business by establishing group governance structure with the holding company placed at its center, and also to achieve growth by improving quality of all operations and gain customers’ trust.
     MS&AD Insurance Group will actively promote each businesses of domestic non-life insurance business, domestic life insurance business, overseas business, financial services business, and risk-related businesses, and will create globally operating and world-leading insurance and financial services group.
     We ask for the continued support and encouragement of our shareholders in the weeks and months to come.
     (Note) All monetary amounts and share numbers in this business report (including the statements that follow) have been expressed with fractional amounts omitted. Percentages of increase or decrease are expressed to two decimal places and rounded off to the nearest first decimal place.

(2)	Changes in assets and profit and loss status
a.	Changes in the Company’s assets and profit and loss status
(Millions of yen)

				Fiscal year
	Fiscal year	Fiscal year	Fiscal year	2009
Category	2006	2007	2008	(Current FY)

Operating income	—	—	38,073	40,018
Dividends received	—	—	35,250	37,375
Subsidiaries engaged in the insurance industry	—	—	35,250	37,375
Other subsidiaries	—	—	—	—
Current net income	—	—	34,689	37,026
Net income per share	—Yen—Sen	—Yen—Sen	82 Yen 38 Sen	88 Yen 37 Sen

Total assets	—	—	780,551	769,963
Shares of subsidiaries engaged in the insurance industry	—	—	756,614	761,714
Shares of other subsidiaries	—	—	—	—

(Note)	Nothing is recorded for Fiscal 2007 or prior years because the Company was established on April 1, 2008.
b.	Changes in consolidated assets and profit and loss status
(Millions of yen)

				Fiscal year
	Fiscal year	Fiscal year	Fiscal year	2009
Category	2006	2007	2008	(Current FY)
Consolidated ordinary income	—	—	2,040,013	1,962,689
Consolidated ordinary profit/losses	—	—	-13,044	52,695
Consolidated net income	—	—	8,192	37,640
Consolidated net assets	—	—	1,023,021	1,311,082
Consolidated total assets	—	—	7,440,709	7,519,625

(Note)	Nothing is recorded for Fiscal 2007 or prior years because the Company was established on April 1, 2008.
(3)	Offices

Name of office	Location	Date founded
Headquarters	27-2, Shinkawa 2-chome, Chuo-ku, Tokyo	April 1, 2008

(Note)	The Company moved its headquarters from the location shown above to 3-7, Yaesu 1-chome, Chuo-ku, Tokyo as of April 1, 2010.

(4)	Employees
a.	Status of the employees of the Company

As of the end of the current fiscal year
			Increase or		Average years of
	End of previous	End of current	decrease in the		continuous	Average monthly
	fiscal year	fiscal year	fiscal year	Average age	employment	salaries
Category	(No. of employees)	(No. of employees)	(No. of employees)	(Years)	(Years)	(Thousand yen)
Employees	48	50	2	46.6	23.0	762

(Note)	1.	All employees of the company are on loan from its subsidiaries.

	2.	Employees do not include employees concurrently serving as directors, on leave, or temporary employees.

	3.	The average number of years of continuous employment is the aggregate number of years employed at its subsidiaries.

	4.	The average monthly wage is the average monthly wage in March 2010 (including overtime pay). Bonuses are not included.

	5.	The average age and average number of years employed have been rounded to one decimal place.
b.	Status of employees of the consolidated companies
(No. of employees)

			Increase/decrease
	End of previous	End of current	for the current fiscal year
Division Name	fiscal year	fiscal year	(Change)
Non-life Insurance Business	20,485	20,639	154
Life Insurance Business	803	1,219	416
Company Wide (in common)	48	50	2
Total	21,336	21,908	572

(Note)	Company Wide (in common) notes the number of employees in the Company that cannot be categorized into specific segments.

(5)	Main Lenders

Not applicable.

(6)	Capital procurement

Not applicable.

(7)	Capital investment
a.	Total Amount of Capital Investment
(Millions of yen)

Total amount of capital investment	173
b.	Establishment of Major Facilities, etc.

Not applicable.
(8)	Parent company and key subsidiaries
a.	Status of parent company

Not applicable.

b.	Status of key subsidiaries

			Date of		Percentage of
Name of company	Location	Principal business	incorporation	Paid-in capital	voting rights (%)		Others
Mitsui Sumitomo Insurance Co., Ltd.	Chuo-ku, Tokyo	Non-life insurance business	Oct. 21, 1918	¥139,595 million	100.0%		—
Mitsui Sumitomo Kirameki Life Insurance Company, Limited	Chiyoda-ku, Tokyo	Life insurance business	Aug. 8, 1996	¥35,500 million	100.0%		—
MITSUI SUMITOMO INSURANCE Capital Co., Ltd.	Chuo-ku, Tokyo	Venture capital business	Dec. 6, 1990	¥1,000 million	100.0 (100.0	% %)	—
Mitsui Direct General Insurance Company, Limited	Bunkyo-ku, Tokyo	Non-life insurance business	June 3, 1999	¥32,600 million	69.6%		—
Mitsui Sumitomo MetLife Insurance Co., Ltd.	Chuo-ku, Tokyo	Life insurance business	Sep. 7, 2001	¥41,060 million	51.0%		—
Sumitomo Mitsui Asset Management Company, Limited	Minato-ku, Tokyo	Investment advisory business and investment trust management business	July 15, 1985	¥2,000 million	27.5 (27.5	% %)	—
MSIG Holdings (Americas), Inc.	New York, U.S.A.	Holding company	Oct. 21, 1988	US$3,600 thousand (¥334 million)	100.0 (100.0	% %)	—
Mitsui Sumitomo Insurance USA Inc.	New York, U.S.A.	Non-life insurance business	Jan. 28, 1988	US$5,000 thousand (¥465 million)	100.0 (100.0	% %)	—

			Date of		Percentage of
Name of company	Location	Principal business	incorporation	Paid-in capital	voting rights (%)		Others
Mitsui Sumitomo Insurance Company of America	New York, U.S.A.	Non-life insurance business	Mar. 29, 2001	US$5,000 thousand (¥465 million)	100.0 (100.0	% %)	—
Mitsui Sumitomo Seguros S/A.	Sao Paulo, Brazil	Non-life insurance business	Dec. 15, 1965	BRL281,368 thousand (¥14,583 million)	99.0 ( 99.0	% %)	—
MSIG Holdings (Europe) Ltd.	London, U.K.	Holding company	Mar. 7, 2000	UK£391,843 thousand (¥55,014 million)	100.0 (100.0	% %)	—
Mitsui Sumitomo Insurance (London Management) Ltd	London, U.K.	Holding company	Jan. 6, 2000	UK£35,960 thousand (¥5,048 million)	100.0 (100.0	% %)	—
Mitsui Sumitomo Insurance Company (Europe) Limited	London, U.K.	Non-life insurance business	July 28, 1972	UK£66,900 thousand (¥9,392 million)	100.0 (100.0	% %)	—
Mitsui Sumitomo Insurance (London) Limited	London, U.K.	Non-life insurance business	Oct. 6, 1975	UK£379,107 thousand (¥53,226 million)	100.0 (100.0	% %)	—
MSI Corporate Capital Limited	London, U.K.	Non-life insurance business	Jan. 7, 2000	UK£5,200 thousand (¥730 million)	100.0 (100.0	% %)	—
MS Frontier Reinsurance Limited	Hamilton, Bermuda	Non-life insurance business	Sep. 9, 1997	US$294,588 thousand (¥27,408 million)	100.0 (100.0	% %)	—
Mitsui Sumitomo Reinsurance Limited	Dublin, Ireland	Non-life insurance business	Feb. 11, 1999	€20,000 thousand (¥2,498 million)	100.0 (100.0	% %)	—
MSIG Holdings (Asia) Pte. Ltd.	Singapore, Singapore	Holding company	Sep. 23, 2004	S$673,515 thousand (¥44,788 million)	100.0 (100.0	% %)	—
MSIG Insurance (Singapore) Pte. Ltd.	Singapore, Singapore	Non-life insurance business	Sep. 23, 2004	S$263,442 thousand (¥17,518 million)	100.0 (100.0	% %)	—
Mitsui Sumitomo Insurance (Singapore) Pte Ltd	Singapore, Singapore	Non-life insurance business	Dec. 1, 1990	S$25,000 thousand (¥1,662 million)	100.0 (100.0	% %)	—
MSIG Mingtai Insurance Co., Ltd.	Taipei, Taiwan	Non-life insurance business	Sep. 22, 1961	NT$2,535 thousand (¥7,430 million)	100.0 (100.0	% %)	—
Mitsui Sumitomo Insurance (China) Company, Limited	Shanghai, P.R.C.	Non-life insurance business	Sep. 6, 2007	RMB500,000 thousand (¥6,815 million)	100.0 (100.0	% %)	—
MSIG Insurance (Hong Kong), Limited	Hong Kong, P.R.C.	Non-life insurance business	Sep. 8, 2004	HK$1,625,842 thousand (¥19,477 million)	100.0 (100.0	% %)	—
MSIG Insurance (Vietnam) Company Limited	Hanoi, Vietnam	Non-life insurance business	Feb. 2, 2009	VND300,000 million (¥1,470 million)	100.0 (100.0	% %)	—

			Date of		Percentage of
Name of company	Location	Principal business	incorporation	Paid-in capital	voting rights (%)		Others
PT. Asuransi MSIG Indonesia	Jakarta, Indonesia	Non-life insurance business	Dec. 17, 1975	IDR40,000 million (¥412 million)	80.0 (80.0	% %)	—
MSIG Insurance (Thailand) Co., Ltd	Bangkok, Thailand	Non-life insurance business	Apr. 14, 1983	THB142,666 thousand (¥409 million)	80.3 ( 80.3	% %)	—
MSIG Insurance (Malaysia) Bhd.	Kuala Lumpur, Malaysia	Non-life insurance business	Apr. 28, 1979	MYR212,000 thousand (¥6,035 million)	93.5 ( 93.5	% %)	—
MSIG Insurance (Lao) Co., Ltd.	Vientiane, Laos	Non-life insurance business	Sep.18, 2009	US$2,000 thousand (¥186 million)	51.0 ( 51.0	% %)	—
(Note)	1.	The table above shows key subsidiaries and other companies.

	2.	MSIG Insurance (Lao) Co., Ltd. is newly listed from the current fiscal year as one of the key subsidiaries and other companies.

	3.	The Yen amount shown in parentheses in the Pain-in capital column is the value calculated by conversion at the exchange rate on the final day of the current fiscal year.

	4.	The percentage in parentheses in the Percentage of voting rights column shows the percentage of voting rights for indirect holdings.
(9)	Status of business transfers/assignments

Not applicable.

(10)	Other important matters concerning the present state of other holding companies.

Not applicable.

2.	Matters Concerning Company Officers
(1)	Status of company officers
(As of year end)

Key positions held
Name	Position and responsibilities	concurrently	Other
Yoshiaki Shin	Chairman & Director	Chairman & Director, Mitsui Sumitomo Insurance Co., Ltd.	—
Toshiaki Egashira	Representative Director President & CEO	President, Director & CEO, Mitsui Sumitomo Insurance Co., Ltd.	—
Hiromi Asano	Director Vice President Executive Officer Marketing and Sales	Director & Vice President Executive Officer, Mitsui Sumitomo Insurance Co., Ltd.	—
Isamu Endo	Director Senior Executive Officer Corporate Management Aide Corporate Planning Dept. (Except Integration Promotion Section), Business Development Dept., Shareholder Relations & Legal Dept., Internal Audit Dept.	—	—
Yasuyoshi Karasawa	Director Senior Executive Officer Accounting Dept., Corporate Communications Dept., Integration Promotion Committee	Director & Senior Executive Officer, Mitsui Sumitomo Insurance Co., Ltd.	—
Susumu Fujimoto	Director Senior Executive Officer Overseas Business	Director & Senior Executive Officer, Mitsui Sumitomo Insurance Co., Ltd.	—
Katsuaki Ikeda	Director Managing Executive Officer General Affaires and Financial Services Business	Director & Managing Executive Officer, General Manager of Financial Services Division, Mitsui Sumitomo Insurance Co., Ltd.	—
Hitoshi Ichihara	Director Managing Executive Officer Human Resources Dept., Administration and Systems	Director & Managing Executive Officer, Mitsui Sumitomo Insurance Co., Ltd.	—
Shuhei Horimoto	Director Managing Executive Officer Corporate Management Aide Compliance Dept., Corporate Risk Management Dept., Internal Audit Dept.	Director & Managing Executive Officer, Mitsui Sumitomo Insurance Co., Ltd.,	—
Eiko Kono	Outside Director	Outside Director, Mitsui Sumitomo Insurance Co., Ltd. Outside Director, HOYA Corporation Outside Director, DIC Corporation	—

Key positions held
Name	Position and responsibilities	concurrently	Other
Kenji Koroyasu	Outside Director	Advisor, TMI Associates Outside Director, Mitsui Sumitomo Insurance Co., Ltd. Outside Director, Central Japan Railway Company Outside Corporate Auditor, Heiwa Corporation	—
Iwao Taka	Outside Director	Dean, Reitaku University, School of Economics and Business Administration Outside Director, Mitsui Sumitomo Insurance Co., Ltd.	—
Toshihiko Seki	Outside Director	Professor Emeritus, Tohoku University Professor, Hosei University, Graduate School of Law	—
Takashi Yamashita	Corporate Auditor (Full time)
Yoshio Iijima	Corporate Auditor (Full time)	—	—
Sosuke Yasuda	Outside Corporate Auditor	Special Advisor, Gyosei & Co. Representative Employee, Gyosei Licensed Tax Accountants
Outside Corporate Auditor, Mitsui Sumitomo Insurance Co., Ltd.
		Outside Corporate Auditor, Nomura Research Institute, Ltd.	As a certified public accountant, he has relevant knowledge of accounting and financing.
Daiken Tsunoda	Outside Corporate Auditor	Attorney at Nakamura, Tsunoda, and Matsumoto Outside Corporate Auditor, Atlus Co., Ltd. Outside Corporate Auditor, INES Corp.	As an attorney well-versed in corporate law, he has relevant knowledge of accounting and financing.

(Note)	1.	The Company adopts an executive officer system. Executive Officers as of March 31, 2010 are as follows:

President & CEO	Toshiaki Egashira
Vice President Executive Officer	Hiromi Asano	Marketing and Sales
Vice President Executive Officer	Kazuo Kondo	Underwriting and Financial Agencies Channel
Senior Executive Officer	Isamu Endo	Corporate Management Aide Corporate Planning Dept. (Except Integration Promotion Section) , Business Development Dept., Shareholder Relations & Legal Dept., Internal Audit Dept.
Senior Executive Officer	Yasuyoshi Karazawa	Accounting Dept., Corporate Communications Dept., Integration Planning Committee

Senior Executive Officer	Susumu Fujimoto	Overseas Business
Managing Executive Officer	Katsuaki Ikeda	General Affaires and Financial Services Business
Managing Executive Officer	Hitoshi Ichihara	Human Resources Dept., Administration and Systems
Managing Executive Officer	Katsuhiko Kaneyoshi	Overseas Business Aide
Managing Executive Officer	Shuhei Horimoto	Corporate Management Aide Compliance Dept., Corporate Risk Management Dept., Internal Audit Dept.

2.	Mr. Yoshiaki Shin, Chairman & Director, Mr. Hiromi Asano, Director, Mr.,Isamu Endo, Director, Mr. Hitoshi Ichihara, Director, Ms. Eiko Kono, Director, Mr. Kenji Koroyasu, Director, and Mr. Iwao Taka, Director, resigned from the offices of Director as of March 31, 2010.

3.	Mr. Yoshio Iijima, Corporate Auditor, and Mr. Daiken Tsunoda, Corporate Auditor, resigned from the offices of Corporate Auditor as of March 31, 2010.

4.	The following changes in Directors, Corporate Auditors and Executive Officers occurred on April 1, 2010. Directors, Corporate Auditors and Executive Officers as of the date is as follows:

Director, President, & CEO	Toshiaki Egashira
Director, Executive Officer	Ichiro Tateyama	Assist CEO
Director, Executive Officer	Tadashi Kodama	Assist CEO
Director, Executive Officer	Yasuyoshi Karasawa	Assist CEO
Director, Senior Executive Officer	Susumu Fujimoto	Compliance Dept., Corporate Risk Management Dept., Internal Audit Dept. Mitsui Sumitomo Kirameki Life Insurance Company, Limited., Mitsui Sumitomo MetLife Insurance Co., Ltd., Mitsui Direct General Insurance Co., Ltd.
Director, Managing Executive Officer	Shuhei Horimoto	Corporate Planning Dept., Corporate Communications and Invester Relations Dept., Business Development Dept., Internal Audit Dept.
Managing Executive Officer	Takayoshi Umemura	General Administration Dept., Human Resources Dept., Accounting Dept.
Director, Executive Officer	Hisahito Suzuki	Corporate Management Aide
Director, Executive Officer	Masanori Yoneda	Corporate Management Aide
Director, Executive Officer	Katsuaki Ikeda	Corporate Management Aide
Executive Officer	Yasuo Kishimoto	Financial Services Business
Executive Officer	Kazuyuki Fujimoto	Claims Services

Executive Officer	Seiichi Ota	Underwriting
Executive Officer	Shiro Fujii	Administrative and Systems
Executive Officer	Mitsuhiro Tsuchiya	Marketing & Sales
Outside Director	Toshihiko Seki
Outside Director	Akira Watanabe
Outside Director	Mitsuhiro Umezu
Outside Director	Daiken Tsunoda
Corporate Auditor (Full time)	Takashi Yamashita
Corporate Auditor (Full time)	Masahiko Oji
Outside Corporate Auditor	Sosuke Yasuda
Outside Corporate Auditor	Kuniaki Nomura
Outside Corporate Auditor	Hiroyuki Tezuka
(2)	Compensation to company officers

		Compensation
Category	No. of officers paid	(Millions of yen)
Directors	13	264
Auditors	4	65
Total	17	330

(Note)	The Articles of Incorporation stipulate that director compensation shall be kept at or below ¥500,000,000/year (this does not include employee wages when serving concurrently as both employee and director) (compensation for outside directors shall be kept at or below ¥60,000,000 within the above amount), and corporate auditor compensation shall be kept at or below ¥110,000,000/year.

3.	Matters Concerning External Officers
(1)	Concurrent and other status of external officers

Name	Concurrent position or other matters
(Outside Directors)
Eiko Kono	Outside Director, Mitsui Sumitomo Insurance Co., Ltd.
Outside Director, HOYA Corporation
Outside Director, DIC Corporation

Kenji Koroyasu	Advisor, TMI Associates
Outside Director, Mitsui Sumitomo Insurance Co., Ltd.
Outside Director, Central Japan Railway Company
Outside Corporate Auditor, Heiwa Corporation

Iwao Taka	Dean, Reitaku University School, Economics and Business Administration
Outside Director, Mitsui Sumitomo Insurance Co., Ltd.

Toshihiko Seki	Professor Emeritus, Tohoku University
Professor, Hosei University, Graduate School of Law

(Outside Corporate Auditors)
Sosuke Yasuda	Special Advisor, Gyosei & Co.
Representative Employee, Gyosei Licensed Tax Accountants
Outside Corporate Auditor, Mitsui Sumitomo Insurance Co., Ltd.
Outside Corporate Auditor, Nomura Research Institute, Ltd.

Daiken Tsunoda	Attorney at Nakamura, Tsunoda, and Matsumoto
Outside Corporate Auditor, Atlus Co., Ltd.
Outside Corporate Auditor, INES Corp.

(Note) 1.	Mitsui Sumitomo Insurance Co., Ltd. is a subsidiary of the Company.
2.	Central Japan Railway Company owns shares of the Company.
3.	Nomura Research Institute, Ltd. has business transaction between the Company.
4.	There is no special connection between other entities in which outside directors and outside corporate auditors holds a position.

(2)	Primary activities of external officers

Observations made at Board of
	Term of	Record of attendance to Board	Directors meetings and record of other
Name	office	of Directors meetings	activities
Eiko Kono (Outside Director)	2 year	Attended 11 out of 12 Board of Directors meetings for the current fiscal year.	Made observations at Board of Directors meetings or other meetings as appropriate, based on her extensive experience as a manager and good judgment.
Kenji Koroyasu (Outside Director)	2 year	Attended 11 out of 12 Board of Directors meetings for the current fiscal year.	Made observations at Board of Directors meetings or other meetings as appropriate, based on his knowledge and experience as an attorney and public prosecutor.
Iwao Taka (Outside Director)	2 year	Attended 10 out of 12 Board of Directors meetings for the current fiscal year.	Made observations at Board of Directors meetings or other meetings as appropriate, based on his knowledge and experience as a researcher of corporate ethics and other matters.
Toshihiko Seki (Outside Director)	2 year	Attended all 12 Board of Directors meetings for the current fiscal year.	Made observations at Board of Directors meetings or other meetings as appropriate, based on his knowledge and experience as a legal scholar.
Sosuke Yasuda (Outside Corporate Auditor)	2 year	Attended all 12 Board of Directors meetings and all 11 Board of Corporate Auditors meetings for the current fiscal year.	Made observations at Board of Directors meetings or other meetings as appropriate, based on his knowledge and experience as a Certified Public Accountant.
Daiken Tsunoda (Outside Corporate Auditor)	2 year	Attended all 12 Board of Directors meetings and all 11 Board of Corporate Auditors meetings for the current fiscal year.	Made observations at Board of Directors meetings or other meetings as appropriate, based on his knowledge and experience as a lawyer.

(Note)	The term of office for each person is from the date on which he or she assumed office to March 31, 2010.
(3)	Limited liability agreements

Name	Summary of content in limited liability agreements
(Outside Directors) Eiko Kono Kenji Koroyasu Iwao Taka Toshihiko Seki (Outside Corporate Auditors) Sosuke Yasuda Daiken Tsunoda	The Company has concluded agreements with each person limiting his or her liability under Article 423, Clause 1 of the Companies Act. The amount of limited liability based on these contracts is the sum of the amounts stipulated in all paragraphs of Article 425, Clause 1 of the Companies Act.

(4)	Compensation for external officers

		Compensation from the	Compensation from the parent company,
	No. of	insurance holding company	etc. of the insurance holding company
	officers paid	(Millions of yen)	(Millions of yen)
Total compensation	6	49	21

(Note) 1.	The breakdown of compensation paid by the insurance holding company is ¥35 million for Outside Corporate Directors and ¥13 million for Outside Corporate Auditors.

2.	Four people are paid compensation by the parent company or from other source within the insurance holding company.
(5)	External officer opinions
     Not applicable.

4.	Share Data
(1)	Number of shares

Total number of issuable shares 900,000 thousand shares Total number of shares issued 421,320 thousand shares
(Note)	Upon the share exchanges which took effect as of April 1, 2010, 139,479 thousand and 72,491 thousand shares of the Company’s common stock are respectively distributed to each shareholder of Aioi and NDGI who was registered on the shareholders’ registry at the point of the share exchanges. As a result, the total number of issued shares after the share exchanges became 633,291 thousand shares.

(2) Number of shareholders at end of current fiscal year 47,956

(3) Major shareholders

	Investment in the Company
	Number of	Ratio to shares
	shares held	held
Names of shareholders	(Thousand)	(%)
Japan Trustee Services Bank, Ltd. (Trust account)	22,975	5.5%
The Master Trust Bank of Japan, Ltd. (Trust account)	22,418	5.3
The Chase Manhattan Bank N.A. London Secs Lending Omnibus Account	11,555	2.7
State Street Bank and Trust Company 505225	10,336	2.5
Nippon Life Insurance Company	9,964	2.4
NATSCUMCO	9,070	2.2
Mellon Bank, N.A. as Agent for its Client Mellon Omnibus US Pension	6,518	1.5
Sumitomo Life Insurance Company	6,077	1.4
The Bank of New York Mellon as Depositary Bank for DR Holders	5,640	1.3
SSBT OD05 Omnibus Account China Treaty Clients	5,118	1.2
(Note) The Company is omitted from the list above despite its treasury stock of 6,367 thousand shares.
5.	Matters Concerning Stock Acquisition Rights
     Not applicable.

6.	Matters Concerning Accounting Auditor
(1)	Accounting auditor
     (Millions of yen)

	Compensation for the business
Name or title	year under review	Other
KMPG AZSA & Co. Designated employee: Kimitaka Mori Designated employee: Ikuo Hirakuri Designated employee: Yoshiki Hisano	14	The Company paid KPMG AZSA & Co., compensation for advisory business on financial and taxation due diligence in addition to the businesses listed on the Article 2, paragraph 1 of the Accountants Act.
(Note)	1.	The total amount of money and yield on other assets the Company and its subsidiaries are obligated to pay is ¥257 million.

	2.	No distinction is drawn between audits based on the Companies Act and the amount of compensation for audits under the Financial Instruments and Exchange Law in the audit contract concluded between the Company and the accounting auditor. A practical distinction cannot be made so the above amount includes the amount of compensation for audits based on the Financial Instruments and Exchange Law.
(2)	Limited liability contract

Not applicable.

(3)	Other matters concerning the accounting auditor

A.	Policy on dismissal or decision to not reappoint the Accounting Auditor
     The Company policy with regard to the above is as follows:
     In the event the Board of Directors determines it appropriate to dismiss or decide not to reappoint the accounting auditor in cases where is it recognized that it will be difficult for the accounting auditor to execute its duties properly, the approval of the Board of Auditors will be obtained, and a resolution to dismiss or decide not to reappoint the accounting auditor will be presented at a general shareholders meeting.
     Should the Board of Auditors decide to dismiss the accounting auditor based on Article 340 of the Companies Act, or in the event it is recognized that it will be difficult for the accounting auditor to perform its duties or other such circumstances, and the Board of Auditors has determined it appropriate to dismiss or not to reappoint the accounting auditor, the Board of Auditors will follow the procedures for dismissing or not reappointing the accounting auditor, based on Article 344 of the Companies Act.
B.	Auditing of the financial statements of the Company’s principal subsidiaries done by certified public accountants other than the Company’s accounting auditor
     Such principle subsidiaries as MSI Corporate Capital Limited and Mitsui Sumitomo Insurance Company of America are audited by certified public accountants other than KPMG AZSA & Co.
7.	Basic Policy on the Conduct of Persons who Assume Control of Decisions on Finance and Business Policy
Not applicable.

8.	System for Ensuring Proper Conduct of Business
     A summary of the resolution passed by the Board of Directors regarding the establishment of the above system follows:
(1)	System for ensuring proper conduct of operations in the corporate group consisting of the Company and its subsidiaries
     Compliance with the basic policies of the group based on the business management contract concluded with domestic insurance companies in the group is required, along with seeking the Company’s approval and reporting to the Company on important matters involving domestic insurance companies in the group. Subsidiaries of domestic insurance subsidiaries in the group shall, as a general rule, be managed appropriately by the subsidiary in control, based on the business management contract.
(2)	System to ensure effective execution of director duties
     In order to balance the conflicting demands of making quick decisions and monitoring decisions appropriately, the Company has introduced the executive officers system, appointed outside directors, and has also stipulated that the number of directors be 15 or fewer.
(3)	System to ensure that director and employee conduct in the execution of their duties is in compliance with laws and regulations and with the Articles of Incorporation
(i) In accordance with the MS&AD Insurance Group Basic Policy on Compliance set out by the Holding Company’s Board of Directors, the Company and its Group companies shall make sure that each and every director and employee is aware of the importance of compliance, ensure compliance with all applicable legislation and internal regulations, etc. and maintain high ethical standards as part of all business activities. The Company will also work to establish a system to eliminate anti-social forces and strive to ensure that all officers and employees adopt a resolute attitude toward anti-social forces and refuse to give in to unjust and unwarranted demands.
(ii) In order to ensure the promotion of compliance within the Company and the Group, an organizational structure has been established that includes a central compliance department that regularly reports to the Board of Directors on the status of and progress in ensuring compliance throughout the entire Group. It shall set Risk Compliance Committee and take necessary measures on issues identified by it, and monitor compliance promotion. An internal reporting structure for the Group will also be established to provide for a direct route of reporting from all officers and employees to the internal company contact and to an external lawyer, so that any improper, illegal, or unethical act by the organization or an individual can be reported directly.
(4)	Regulations and other systems for management of the risk of loss (integrated risk management system)
(i) The Company has established an organizational structure that includes a Corporate Risk Management Department that regularly reports to the Board of Directors on all Group risks and risk management in order to exercise appropriate integrated risk management, in addition to sharing the fundamental views of the Company throughout the Company and Group companies in accordance with the MS&AD Insurance Group Basic Policy on Group Risk Management. It shall set Risk Compliance Committee and take necessary measures on issues identified by it, and monitor risks and the management of risk. The requisite steps will be taken to avoid and reduce risk based on the results of deliberation within the committee (including thorough verification of the combined total equity of the Company and the Group).
(ii) The Company will establish plans for crisis management and ensuring the continuance of business for the entire Group in addition to verifying the existence of crisis management and business continuance plans for Group companies.
(5)	System for ensuring the reliability of financial reports
          At least one of the auditors appointed will have sufficient knowledge of management and finances. A system will also be established to ensure proper and timely disclosure of financial or other information pertaining to the Group, in accordance with the MS&AD Insurance Group Basic Policy on Disclosure Regulation. The Information Disclosure Committee will verify the effectiveness of controls on information disclosure and the existence and employment of internal controls for financial reporting in both the Company and the Group.
(6)	System to ensure the effectiveness of internal audits
          An internal audit system has been established for all Group administrative activities in accordance with the MS&AD Insurance Group Basic Policy on Internal Audits to implement internal audits efficiently and effectively. The Internal Audit Department reports to the Board of Directors on important findings from the results of internal audits conducted for the Company and domestic insurance companies in the Group and provides a status report on improvements made by the entity audited.
(7)	System for retaining and managing information regarding the execution of duties by directors
          Written documents and other information pertaining to the execution of duties by directors and executive officers will be retained and managed appropriately, in accordance with the Rules on Document Management. This information must all be available for consultation by directors and auditors.
(8)	System to ensure that audits by the Corporate Auditors are carried out effectively
(i) Matters concerning the system for employees requested by the auditor to assist with auditor duties and pertaining to the independence of such employees from directors
     A Corporate Auditor’s Office has been established and employees will be specifically assigned to the Corporate Auditor’s Office to assist with the duties of the auditor. The approval of the Board of Auditors will be obtained when making organizational changes to the Corporate Auditor’s Office or transferring or taking disciplinary action against the above-noted employees. Personnel evaluations will also be conducted after consultation with an auditor designated by the Board of Corporate Auditors.
(ii) System for directors and employees to report to the auditor and a system for other reporting to the auditor
     Directors and executive officers will report to the Board of Corporate Auditors without delay on legally stipulated matters as well as decisions that will have a serious impact on the business and organization, the results of internal audits conducted, and the status and content of reports made via the internal reporting system. Employees shall be able to report directly to the Board of Corporate Auditors on serious acts of impropriety or illegality in management or facts that may cause serious damage to the company.
(iii) System to ensure that other audits by auditors are conducted effectively
     The auditor will attend important meetings of the Group Management Committee. The President and Director, and the Representative Director will exchange opinions with the Board of Corporate Auditors on a regular basis and the Internal Audit Department will cooperate with audits by the corporate auditor.

9.	Matters Concerning Accounting Advisors
     Not applicable.
10.	Other Matters
     Not applicable.

CONSOLIDATED BALANCE SHEET (As of March 31, 2010)
(Millions of yen)

Items	Amount

(Assets)

Cash deposits and savings	313,389
Call loans	33,700
Securities bought under resale agreements	15,998
Monetary claims bought	108,158
Money trusts	10,592
Investments in securities	5,497,537
Loans	749,524
Tangible fixed assets	255,039
Land	100,852
Buildings	129,358
Construction in process	4,427
Other tangible fixed assets	20,400
Intangible fixed assets	78,967
Software	11,927
Good will	63,004
Other intangible fixed assets	4,035
Other assets	459,454
Deferred tax assets	6,411
Bad debts reserve	-9,149

Total Assets	7,519,625

Items	Amount

(Liabilities)

Underwriting funds	5,781,233
Outstanding claims	753,784
Underwriting reserve	5,027,448

Bonds	94,969
Other liabilities	198,587
Reserve for annuity and retirement benefits	82,424
Reserve for retirement benefits for directors and corporate officers	2,092
Accrued bonuses for employees	12,713
Reserve under the special laws	4,302
Reserve for price fluctuation	4,302
Deferred tax liabilities	32,221

Total Liabilities	6,208,542

(Net Assets)
Common stock	100,000
Capital surplus	132,690
Retained earnings	541,520
Treasury stock	-14,687
Total shareholders’ equity	759,522
Unrealized gains on investments, net of tax	582,980
Deferred hedge gains/losses, net of tax	2,138
Foreign currency translation adjustments	-40,309
Total valuation and translation adjustments	544,809
Minority interests	6,750

Total Net Assets	1,311,082

Total Liabilities and Net Assets	7,519,625

CONSOLIDATED STATEMENT OF INCOME
(From: April 1, 2009)
(To: March 31, 2010)
     (Millions of yen)

Items	Amount

Ordinary income:	1,962,689
Underwriting income:	1,812,669
Net premiums written	1,394,164
Deposit premiums from policyholders	145,026
Investment income on deposit premiums from policyholders	54,075
Life insurance premiums	135,165
Reversal of outstanding claims	49,876
Reversal of underwriting reserves	31,417
Other underwriting income	2,942
Investment income:	139,902
Interest and dividends received	143,896
Investment gains on money trusts	675
Gains on sale of securities	19,695
Gains on redemption of securities	1,727
Gains on derivative transactions	24,777
Other income from investments	3,206
Transfer of investment income on deposit premiums from policyholders	-54,075
Other ordinary income:	10,118
Equity in gains of affiliates	4,878
Other ordinary income	5,239

Ordinary expenses:	1,909,994
Underwriting expenses:	1,561,117
Net claims paid	914,691
Loss adjustment expense	80,547
Commission and collection expense	243,136
Maturity refunds to policyholders	278,423
Dividends to policyholders	1,062
Life insurance claims	41,716
Other underwriting expense	1,538
Investment expenses:	47,021
Investment losses on money trusts	21
Losses on sale of securities	17,419
Valuation losses on securities	6,065
Loss on redemption of securities	4,435
Other investment expense	19,079
Operating expenses and general and administrative expenses:	294,960
Other ordinary expenses:	6,894
Interest paid	2,254

Items	Amount

Provision for bad debt	2,044
Loss on bad debt	131
Other ordinary expenses	2,463

Ordinary Profit	52,695

Extraordinary income:	3,592
Gain on sales of fixed assets	3,592

Extraordinary losses:	6,048
Losses on sales of fixed assets	2,555
Impairment loss	3,431
Reversal of reserve under the special law	61
Reversal of reserve for price fluctuation	61

Income before income taxes	50,238
Income taxes	18,778
Reversal of income taxes from previous year	-13,950
Income taxes adjustments	7,330
Total income taxes	12,158
Minority interests	439
Net income	37,640

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS
(From: April 1, 2009)
(To: March 31, 2010)
     (Millions of yen)

Items	Amount

Shareholder’s equity
Common stock
Balance as of March 31, 2009	100,000
Balance as of March 31, 2010	100,000

Capital surplus
Balance as of March 31, 2009	132,689
Change this year
Disposal of treasury stock	0

Total change this year	0

Balance as of March 31, 2010	132,690

Retained earnings
Balance as of March 31, 2009	527,578
Change this year
Dividend of retained earnings	-22,641
Change of scope of consolidation	-1,055
Net income for this year	37,640

Total change this year	13,942

Balance as of March 31, 2010	541,520

Treasury stock
Balance as of March 31, 2009	-4,644
Change this year
Acquisition of treasury stock	-10,048
Disposal of treasury stock	4

Total changes this year	-10,043

Balance as of March 31, 2010	-14,687

Total shareholder’s equity
Balance as of March 31, 2009	755,623
Change this year
Dividend of retained earnings	-22,641
Change of scope of consolidation	-1,055
Net income for the year	37,640
Acquisition of treasury stock	-10,048
Disposal of Treasury stock	5

Total change this year	3,899

Balance as of March 31, 2010	759,522

Valuation and translation adjustments
Valuation differences of other marketable securities
Balance as of March 31, 2009	295,558
Change this year
Change (net) this year on items other than shareholders’ equity	287,422

Items	Amount

Total change this year	287,422

Balance as of March 31, 2010	582,980

Deferred hedge profits/losses
Balance as of March 31, 2009	9,671
Change this year
Change (net) this year on items other than shareholders’ equity	-7,532

Total change this year	-7,532

Balance as of March 31, 2010	2,138

Foreign currency translation adjustments
Balance as of March 31, 2009	-49,625
Change this year
Change (net) this year on items other than shareholders’ equity	9,316

Total change this year	9,316

Balance as of March 31, 2010	-40,309

Total valuation and translation adjustments
Balance as of March 31, 2009	255,603
Change this year
Change (net) this year on items other than shareholders’ equity	289,206

Total change this year	289,206

Balance as of March 31, 2010	544,809

Minority interests
Balance as of March 31, 2009	11,794
Change this year
Change (net) this year on items other than shareholders’ equity	-5,044

Total change this year	-5,044

Balance as of March 31, 2010	6,750

Total net assets
Balance as of March 31, 2009	1,023,021
Change this year
Dividend of retained earnings	-22,641
Change of scope of consolidation	-1,055
Net income for this year	37,640
Acquisition of treasury stock	-10,048
Disposal of treasury stock	5
Change (net) this year on items other than shareholders’ equity	284,161

Total change this year	288,060

Balance as of March 31, 2010	1,311,082

CONSOLIDATED EXPLANATORY NOTES
(Matters of Significance that are Fundamental to the Preparation of Consolidated Financial Reports)
     The Company’s consolidated financial reports are prepared in conformity with the Ordinance for Enforcement of Insurance Business Law pursuant to the provisions of the Corporate Accounting Regulations and Article 118 of the said Regulations. The definitions of subsidiary and affiliated company are also based on Article 2 of the Corporate Accounting Regulations.
1.	Matters concerning Scope of Consolidation
(1) Number of consolidated subsidiaries:               36
     Names of principal consolidated subsidiaries:
Mitsui Sumitomo Insurance Co., Ltd.
Mitsui Sumitomo Kirameki Life Insurance Co., Ltd.
MSIG Holdings (Americas), Inc.
Mitsui Sumitomo Insurance (London Management) Ltd
MSIG Mingtai Insurance Co., Ltd.
     Due to the Company having newly established MSIG Insurance (Lao) Co., Ltd., this firm has been included in the scope of consolidation from the current fiscal year.
     On the contrary, Mitsui Sumitomo Insurance Company (Hong Kong) Limited and Thousand Fortune Islands Corporation has been excluded from the scope of consolidation from the current fiscal year, due to loss of importance from business reorganization for the former and for the latter, redemption of its debentures the Company held which made the Company its parent company since the Company covered more than half the amount of its financing.
(2) Unconsolidated subsidiaries
     Names of principal unconsolidated subsidiaries:
MITSUI SUMITOMO INSURANCE Claims Adjusting Company, Limited
MITSUI SUMITOMO INSURANCE Staffing Service Company, Limited
     A company that is designated an unconsolidated subsidiary is one that has limited significance to the extent that it does not affect reasonable decisions regarding financial conditions and business results of the corporate group, in light of the amounts equivalent to interests in its total assets, ordinary income, net income and retained earnings.
(3) The Company owns 51% of the voting rights in Mitsui Sumitomo MetLife Insurance Co., Ltd. However, Mitsui Sumitomo MetLife Insurance Co., Ltd. is under joint control with another company and thus is not considered to be a subsidiary.
2. Matters concerning the Equity Method
(1) Number of equity method affiliates:        4
     Names of principal companies:
Mitsui Sumitomo MetLife Insurance Co., Ltd.
Sumitomo Mitsui Asset Management Co., Ltd.
(2) As the impact of unconsolidated subsidiaries and affiliated companies not accounted for by the equity method (MITSUI SUMITOMO INSURANCE Staffing Service Company, Limited, BPI/MS Insurance Corporation, etc.) on consolidated net income/losses and consolidated retained earnings is negligible and there is no significance in the consolidated business results, they are excluded from a company accounted for by the equity method.
3. Matters concerning the Accounting Years of Consolidated Subsidiaries
     The final day of the business year for MSIG Holdings (Americas), Inc. and 31 other consolidated subsidiaries is December 31 for financial reporting purposes. In preparing these consolidated financial reports, we use the financial reports for the business year of the consolidated affiliates in question because the variance with the final date of the consolidated accounting year does exceed 3 months.
     We make adjustments significant to consolidation for important transactions made during the period of variance with the final day of the consolidated accounting year.
4. Matters concerning Accounting
(1) Standards and methods of valuation for securities (including items classified as “Cash deposits and savings” or “Monetary claims bought” under the Enforcement Regulations for the Insurance Business Law)
     (i)Valuations of held-to-maturity securities are according to the depreciation cost method.
     (ii)Valuations of shares of unconsolidated subsidiaries and affiliated companies not accounted for by the equity method are according to the cost method on a moving average cost basis.
     (iii)Valuations of “underwriting reserve supported bonds” in accordance with the “Interim Handling for Accounting and Auditing of the “underwriting reserve supported bonds” in the Insurance Industry” (Report No. 21 issued by the Industrial Classification Audit Committee, The Japanese Institute of Certified Public Accountants, November 16, 2000) are according to the depreciation cost method on a moving average cost basis.
     A summary of the newly established risk management policy for underwriting reserve supported bonds is as follows:
     The Company is establishing a small segment of the “lump-sum payment old-age insurance” that was launched at a consolidated life insurance subsidiary to appropriately manage fluctuation risks for the interest accruing on its assets and the owed interest accruing on its liabilities, and will adopt an operating policy of matching the duration of the underwriting reserve supported bonds with the underwriting reserve during fixed intervals.
     (iv) Valuations of marketable securities classified as other securities are according to market value as of the end of the fiscal year under review with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in net assets. The cost of securities sold is also calculated by the moving average method.
     (v) Valuations of securities classified as other securities of which price are extremely difficult to be determined are according the depreciation cost method on a moving average cost basis.
     (vi) Valuations of securities managed as trust assets and included in money trusts that are independently managed mainly for the purpose of securities investment are according to the market price method.
(Change in principles of accounting methods and accounting procedures)
Application of “Accounting Standard for Financial Instruments”
     The scope of marketable securities has been changed from this current fiscal year applying “Accounting Standard for Financial Instruments” (Corporate Accounting Standard No.10 (last amended on March 10, 2008)). Application of the accounting standard has little influence on the consolidated financial statements.
(2) Standards and method of valuation for derivative transactions
     Valuations of derivative transactions made by the Company and its consolidated subsidiaries are done according to the market price method. However, derivative transactions that fulfill the requirements for transfer treatment permitted for exchange transactions are accounted for with the use of transfer treatments, and derivative transactions that fulfill the requirements for the exceptional treatment permitted for interest rate swaps are accounted for with the use of exceptional treatments.
(3) Method of valuation of significant depreciable assets
     (i) Tangible fixed assets
     Depreciation of tangible fixed assets held by the Company’s domestic consolidated subsidiaries is computed using the declining-balance method, except for buildings (excluding fixtures) acquired on and after April 1, 1998, for which the straight-line method is applied. Depreciation of tangible fixed assets held by overseas consolidated subsidiaries is principally computed using the straight-line method methods.
     (ii) Intangible fixed assets

     Depreciation of software used by the Company is computed using the straight-line method based on the estimated period of use.
(4) Basis for significant allowances
     (i) Bad debts reserve
     The Company’s domestic consolidated insurance subsidiaries provide for bad debt reserves in preparation for possible losses on doubtful receivables at an amount determined according to standards for self-appraisal of assets and standards for depreciation and provisions of reserves as follows.
     With respect to receivables from debtors who were known to have suffered from collapse of management for whatever reason, legally or as a matter of form such as through bankruptcy, special liquidation or suspension of any transaction at the note exchanges or who fell substantially into collapse of management, a reserve is provided for by an amount equivalent to the balance obtained by deducting the amount expected to be realized by the enforcement of mortgage and the amount potentially collected through the enforcement of guarantees from the amount of the receivables.
     With respect to receivables from debtors who were deemed highly likely to fall into collapse of management, a reserve is provided for by an amount deemed necessary upon overall judgment of their liquidity out of the amount equivalent to the balance obtained by deducting an expected amount to be realized by the enforcement of mortgage and the amount possibly collected by the enforcement of a guarantee from the amount of receivables.
     With respect to receivables other than those stated above, a reserve is provided for by the amount obtained by multiplying the amount of the receivables by a bad debt rate calculated on the basis of the amount of written-off receivables in a specific period in the past.
     The enforcement division provided for in the asset self-appraisal enforcement regulations has conducted an appraisal of all assets based on the standards for self-appraisal of assets and the reserves stated above have been provided for by the respective amounts based on the results of the above appraisal.
     Other domestic consolidated subsidiaries have conducted an appraisal of assets for all receivables based on similar standards for self-appraisal of assets of the Company’s domestic consolidated insurance subsidiaries and provided for the amount necessary for losses on bad debts based on such appraisal results.
     For foreign consolidated subsidiaries, we provide an estimated amount for losses on bad debts in consideration of the collectibility of individual receivables.
     (ii) Reserve for retirement benefits for employees
     To provide a reserve for the retirement benefits of employees, an amount recognized as incurred at the end of the consolidated fiscal year is calculated based on the estimated amount of benefits obligations and plan assets as of March 31, 2009.
     Prior service cost is amortized as incurred by the straight-line method over the average remaining years of service of the employees.
     Actuarial gains or losses are amortized in the year following the year in which such difference occurred by the straight-line method over the average remaining years of services of the employees.
     Some consolidated subsidiaries adopt the simplified tax effect accounting method for the purpose of calculating the retirement benefit obligations.
(Change in principles of accounting methods and accounting procedures)
Application of “3rd Amendment to “Accounting Standard for Retirement Benefits””
     “3rd Amendment to “Accounting Standard for Retirement Benefits”” (Corporate Accounting Standard No.19 (last amended on July 31, 2008)) has been applied from this current fiscal year. Application of the accounting standard has no influence on the consolidated financial statements, since the same reduction rate as the former method is applied.
     (iii) Reserve for retirement benefits for directors and corporate auditors
     Mitsui Sumitomo Insurance Co., Ltd. and Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. provide for future retirement benefits (including pensions) paid to Directors,

Corporate Auditors, and Executive Officers. This amount is equivalent to the compensation for the performance of their duties as Directors, Corporate Auditors and Executive Officers during the respective terms of office prior to March 31, 2005, when the retirement grants system was abolished.
     (iv) Accrued bonuses
     Accrued bonuses for employees and executive officers are calculated based on the estimated benefit amount payable at the end of the consolidated business year.
     (v) Reserve for price fluctuation
     The Company’s domestic consolidated insurance subsidiaries provide a reserve for price fluctuation for losses arising out of fluctuations in prices of shares under the provisions of Article 115 of the Insurance Business Law.
(5) Important translation standard for assets and liabilities denominated in foreign currencies
     Assets and liabilities denominated in foreign currencies are translated into Japanese yen at the rate on the spot rate exchange as of the consolidated balance sheet date. Unrealized translation gain or loss is stated as income or loss. Assets and liabilities of overseas consolidated subsidiaries are also translated into Japanese yen at the rate on the spot rate exchange as of the end of the fiscal year, and income and expenses are translated into Japanese yen at the rate of the average exchange during the fiscal year. Unrealized translation gain or loss is stated as translation adjustments and minority interests in the net assets category of the consolidated financial statements.
(6) Processing method for consumption taxes
     Consumption tax is accounted for under the tax exclusive (zei nuki) method by the Company and domestic consolidated subsidiaries except for such relating to loss adjustment expenses, and operating expenses and general and administrative expenses for domestic consolidated non-life insurance subsidiaries, which are accounted for under the “tax inclusive (zei komi) method by the Company. Non-deductible consumption tax relating to assets is included in suspense payments and amortized in equal installments over a period of 5 years.
(7) Processing method for important lease transactions
     From the consolidated fiscal year starting April 1, 2008, non-ownership transfer finance lease transactions are accounted for as operating leases in conformity with the normal method for lease transactions.
(8) Method of important hedge accounting
     Mitsui Sumitomo Insurance Co., Ltd. accounts for stock transfer contracts for hedging risks arising from stock price fluctuations under the deferral hedge accounting method. Currency swap contracts for hedging foreign exchange risks related to foreign-denominated bonds are accounted for under the deferral hedge accounting method, and some forward exchange contracts are accounted for under the fair value hedge accounting method or subject to appropriation. Interest rate swap contracts for hedging risks arising from fluctuations in cash flow of loans or bonds relating to fluctuations in interest rates are accounted for using the deferral hedge accounting method or the exceptional method.
     Hedging effectiveness is also assessed quarterly by comparing the cumulative fluctuations in prices or cash flows between the hedged items and the hedging instruments during the periods from the hedging start dates to the assessment dates. But when hedged items and hedging instruments are highly and clearly interrelated or when interest swap transactions meet the criteria for applying the exceptional method, the assessments for the effectiveness of hedging are omitted.
     Also, interest rate swap contracts executed to appropriately control the risk of fluctuations in interest rates with respect to ALM (asset—liability management) are accounted for using the deferral hedge accounting method and are subject to effectiveness assessment pursuant to the Accounting and Auditing Treatment Regarding the Application of Accounting Standards for Financial Products in the Insurance Industry as set out in the Board of Auditors

Report by Industry: No. 26 (Japanese Institute of Certified Public Accountants, September 3, 2002). The assessment of the effectiveness of the hedges is carried out by examining the state of interest rates that affect the calculation of the theoretical price of both the hedged items and the hedging instrument.
5. Matters concerning Valuation of Assets and Liabilities of Consolidated Subsidiaries
     Valuation of assets and liabilities of consolidated subsidiaries is carried in the entirely at the total market price method.
6. Matters concerning Amortization of Goodwill and Negative Goodwill
     Goodwill is amortized in equal installments over 20 years. However, goodwill in small amounts is amortized in a lump-sum in the year that it is recognized.
(Consolidated Balance Sheet)
1. The cumulative amount of depreciation intangible fixed assets is ¥286,738 million, and the advanced depreciation amount is ¥18,713 million.
2. The shares of non-consolidated subsidiaries and affiliated companies are as follows:

Securities (stock):	¥28,577 million
Securities (foreign securities):	¥7,972 million
Securities (other securities):	¥6,164 million
3. The amount of loans to financially impaired parties, overdue loans, loans overdue by no less than three months, restructured loans, and the total amount thereof are as follows:
(1) Loans to financially impaired parties and overdue loans mount to ¥1,441 million and ¥2,426 million, respectively.
     Loans to financially impaired parties mean the loans without accrued unpaid interest (defined below), with respect to which such event as provided for in Article 96, Paragraph 1, Items 3-(a) through (e), or Item 4 of the Corporation Tax Enforcement Order (Government Ordinance No. 97, 1965) (provision limit for bad debt reserve) has occurred. The Loans without accrued unpaid interest represent those loans on which accrued interest receivable is not recognized because repayments of principal or interest were overdue for considerable periods and they are regarded as uncollectible (excluding the portion of loans that were written off) (hereinafter referred to as the “Loans without accrued unpaid interest”).
     Overdue loans represent loans without accrued unpaid interest except for loans to financially impaired parties and loans that have been granted grace for interest payments for the purpose of restructuring the debtor, or supporting the debtor in financial difficulty.
(2) Among loans receivables, receivables in arrears for three months or more amounts to ¥855 million.
     Receivables in arrears for three months or more mean loans receivable for which payment of principal or interest is in arrears for three months or more from the day next following the stated payment date and which do not fall under receivables from debtors who are under collapse of management or receivables in arrears.
(3) Among loans receivables, receivables to which eased loan conditions were granted amount to ¥2,043 million.
     Receivables to which eased loan conditions were granted mean loans receivable for which such arrangements as will be favorable to debtors including reduction or exemption of interest, postponement of interest payment or grant of grace period for the principal, abandonment of debts or others have been made, and which do not fall under receivables from debtors who are under collapse of management, receivables in delay or receivables in arrears for 3 months or more.
(4) Total of receivables from debtors who are under collapse of management, receivables in delay, receivables in arrears for three months or more, and receivables to which eased conditions were granted amounts to ¥6,766 million.

4. Assets pledged as collateral comprise the security for deposits of ¥76,040 million, cash, deposits and savings of ¥3,335 million and tangible fixed assets of ¥244 million. These are mainly deposited assets for overseas operations and deposited securities for the Real-Time Gross Settlement (RTGS) system of the current account at the Bank of Japan.
5. Investment securities include loans in the aggregate amount of ¥39,791 million by a loan for consumption agreement.
6. Details of retirement benefits are as follows:
(1) Details of retirement benefit obligation:

Projected retirement benefit obligation	-¥	269,473 million
Plan assets		¥153,654 million

Unfunded obligation	-¥	115,818 million
Unrecognized actuarial losses		¥33,394 million

Reserve for annuity and retirement benefits	-¥	82,424 million
(2) Actuarial assumptions of retirement benefit obligation:

Allocation method of retirement benefits	Straight-line method
Discount rate	Typically 2.00%
Rate of expected return on plan assets	Typically 3.00%
Amortization period for actuarial losses
Former qualified pension plan	4 years
Other than those stated above	10 years
     Mitsui Sumitomo Insurance Co., Ltd.’s former qualified pension plan was also transferred to the fund-type defined benefit corporate pension plan on April 1, 2006.
7. Mitsui Sumitomo Insurance Co., Ltd. is guaranteeing the execution of transactions that limited partnerships undertake. The total present value of such transactions covered by this guarantee as of March 31, 2010 amounts to ¥177,933 million, but they have not been reckoned as customer liabilities under acceptance and guarantees or as liabilities under acceptance and guarantees because there is no substantial guaranteed amount taking account of collaterals.
8. The Company has entered into an agreement with Mitsui Sumitomo Insurance Co., Ltd. to maintain net assets with Mitsui Sumitomo MetLife Insurance Co., Ltd., an affiliated company of ours, in order to provide funds in case the amount of net assets of that company is lower than specified standards or current assets are insufficient for the payment of loans. Total liabilities of Mitsui Sumitomo MetLife Insurance Co., Ltd. as of March 31, 2010 amount to ¥3,081,115 million (including underwriting funds of ¥3,068,340 million) and total assets amount to ¥3,116,508 million.
     The agreement is not intended to guarantee the payment of liabilities of Mitsui Sumitomo MetLife Insurance Co., Ltd. As of March 31, 2010, net assets of Mitsui Sumitomo MetLife Insurance Co., Ltd. were higher than the specified standards and there was no insufficiency in current assets.
9. The balance of loans un-extended for loan commitment agreements is ¥1,856 million.
10. Matters relating to financial instruments are outlined below.
(1) Matters relating to status of financial instruments
     (i) Policy regarding financial instruments
     The MS&AD Insurance Group (“the Group”) aims to increase net assets based on market value by increasing returns that take into account all kinds of costs (return after cost deduction), including funding costs, various expenses, and costs associated with risk. While considering liquidity, the Group manages assets by utilizing financial instruments. To prepare for the payment of liabilities associated with insurance policies, such as insurance payments, maturity repayments, and cancellation returns, Mitsui Sumitomo Insurance Co., Ltd. is endeavoring to insure the stability of returns on investment and the security of assets by continually adopting measures to improve risk management methods, such as the promotion of asset liability management (ALM) that takes into account the characteristics of these liabilities. In addition, the basic policy of Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. is to secure stable earnings over the long term by placing the utmost priority on security while focusing on ALM.
     Furthermore, the Group’s cash inflows are derived from insurance business earnings and asset management earnings, which are strongly influenced by changes in the external environment such as natural disasters and trends in financial markets. In order to enhance the efficiency of funds operations in a variety of environments, Mitsui Sumitomo Insurance Co., Ltd. raises funds through such means as issuing corporate and short-term bonds in response to needs.
     (ii) Description of financial instruments and associated risks
     The financial instruments held by the Group are mainly marketable securities, including government bonds and corporate debentures, equities, and foreign bonds, as well as additional instruments such as loans. The Group mainly holds marketable securities as “other securities”, based on their purpose, while some marketable securities are held as “securities held to maturity.” In addition, Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. holds bonds that act as reserves matched to payout of insurance policies. Risks related to asset management comprise market risk based on fluctuation in interest rates, share prices, and exchange rates, etc., credit risk pertaining to issuers of marketable securities and loan counterparties, and liquidity risk where losses can be incurred due to unavoidable transactions at remarkably low prices because of a crash in the market and so forth.
     Since hedge accounting is not applicable to derivative transactions, Mitsui Sumitomo Insurance Co., Ltd. uses interest rate swap agreements to control interest rate risk, and currency exchange contracts and currency options trading to hedge against exchange rate risk. Taking the risks inherent in certain transactions into consideration, the company maximizes returns by using interest rate-related, currency-related, equity-related, and bond-related derivative transactions, credit derivative transactions, and weather derivative transactions, etc. In addition, Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. uses forward exchange transactions to appropriate funds for trading of securities in foreign currencies and interest rate receipts.
     Please refer to “Matters of Significance that are Fundamental to the Preparation of Consolidated Financial Report, 4. Matters concerning Accounting, (8) Method of important accounting” for more information on derivatives where hedge accounting is applied.
     Derivatives entail two types of risk—risk of changes in the market value of the commodity or in the value of underlying asset traded in the derivative (market risk) and risk of fluctuations in the derivative instrument itself. These transactions also encompass risk related to the performance of contracts due to the insolvency, etc. of counterparties (credit risk). The derivative transactions that the Group makes also similarly encompass market risk, related to fluctuation in the prices of the underlying products. However, market risk is offset because market values on underlying assets and their derivatives move in opposite direction on trading that is done for hedging purposes. In addition, to avoid credit risk related to the non-performance of contracts, the Group diversifies its trading among financial institutions, the majority of which have very high credit ratings.
     (iii) Risk management systems related to financial instruments
     The Group has set limits on authority with respect to overall trading as well as standards on risk management. It conducts all investment and asset management transactions within these constraints while Mitsui Sumitomo Insurance Co., Ltd. and Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. systematically check the daily activities, ensuring separation of duties by keeping back-office administration separate from risk management. It also monitors activities to ensure that operations, types of products, holding limits, risk amounts, and the handling of losses, etc. are done in accordance with regulations. Furthermore, risk management departments evaluate and analyze risks and regularly report on the status of risks to the Board of Directors and other bodies.
a. Management of market risk
     The Group has established and operates a risk management system based on the characteristics of assets, in accordance with management regulations relating to market risk, etc. Mitsui Sumitomo Insurance Co., Ltd. and Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. have established management regulations and a clear set of procedures for each area of investment as well as appropriate limits on amounts held or loss limits as needs arise for both the risk management departments and departments that conduct the trading. Furthermore, the risk management department conducts sensitivity analyses relating to changes in interest rates, exchange rates, and share prices, and measures the VaR (Value at Risk) of market risk. Through these and other activities, they evaluate and manage risks in a multifaceted way.
b. Management of credit risk
     The Group, in accordance with management standards relating to credit risk, has a system of credit risk management. Mitsui Sumitomo Insurance Co., Ltd. and Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. manage the credit risks of issuers of marketable securities and counterparty risk in derivative transactions in departments that execute such transactions and risk management departments by regularly evaluating credit information and market prices. With regard to loans, Mitsui Sumitomo Insurance Co., Ltd. has established a credit management system to examine the creditworthiness of each loan, set limits, manage credit information, rate loans internally, set limits on guarantees and collateral, and to handle problem loans and other such issues in departments that execute such transactions and in the risk management departments.
c. Management of liquidity risk
     The Group divides cash flow conditions into two types—normal and crisis—and manages cash and conducts its operations with consideration to the level of liquidity appropriate to each type of cash flow condition. To maintain and ensure adequate liquidity in a changing environment, the Group adopts diverse strategies in raising funds. Furthermore, in preparation for the occurrence of unforeseen situations such as a decline in market liquidity stemming from a huge natural disaster or confusion in financial markets, the Group manages liquidity risk by holding and monitoring sufficient cash-on-hand and highly liquid marketable securities such as government bonds.
     (iv) Supplementary explanation regarding the market value of financial instruments, etc.
     The market value of financial instruments is based on market price, but may also include a reasonable calculation of value when the value cannot be derived by the market. The Group adopts certain assumptions in these calculations, and the values may change as assumptions change.
(2) Matters relating to market value of financial instruments, etc.
     Consolidated balance sheets as of March 31, 2010, market values and comments regarding variances follows. Assets whose market value cannot be easily determined have not been included in this table. (See (Note) 2)

	Amount on
	consolidated
	balance sheet	Market value	Difference
	(Millions of	(Millions of	(Millions of
	yen)	yen)	yen)
(i) Cash, deposits and savings	313,389	313,389	—
(ii) Call loans	33,700	33,700	—
(iii) Receivables under resale agreements	15,998	15,998	—
(iv) Monetary claims bought	108,158	108,158	—
(v) Money trust	10,592	10,592	—
(vi) Securities
Securities held to maturity	506,307	518,930	12,622
Securities earmarked for policy reserve	4,196	4,405	208
Other securities	4,809,785	4,809,785	—
(vii) Loans	749,524
Bad debt reserve (*1)	4,014
	745,509	753,655	8,145

Total assets	6,547,639	6,568,616	20,976
Corporate bonds	94,969	98,150	3,180

Total debts	94,969	98,150	3,180
Derivative transactions (*2)
Hedge accounting unapplied	[6,118]	[6,118]	—
Hedge accounting applies	3,895	3,895	—

Total derivative transactions	[2,222]	[2,222]	—

(*1)	General provisions for loan losses and individual provisions for loan losses have been deducted.

(*2)	Derivative transactions posted under other assets and other liabilities are shown on a lump-sum basis. Net debts and credits produced by derivative transactions are shown in net amounts and, in the total, items that are net debts are shown in [ ].

(Note) 1.	Methods used to calculate market value of financial instruments
Assets
(i)	Cash and deposits
     The market value of deposits is essentially the same as book value; therefore, deposits are recorded according to the book value.
(ii)	Call loans
     The market value of call loans is essentially the same as book value; therefore, call loans are recorded according to the book value.
(iii)	Receivables under resale agreements
     The market value of receivables under resale agreements is essentially the same as book value; therefore, the receivables are recorded according to the book value.
(iv)	Monetary claims
     The market value of monetary claims is essentially the same as book value; therefore, monetary claims are recorded according to the book value. Amounts for monetary claims other than commercial paper shown in the table are the amounts provided by the transacting financial institution.
(v)	Money trusts
     In the case of money trusts, market value is based on prices indicated by trust banks.
(vi)	Marketable securities

     The market value of equities is based on stock exchange prices and the market value of bonds is based on trading exchange prices or prices indicated by information providers. In addition, the market value of some bonds is based on prices indicated by the transacting financial institutions.
(vii)	Loans
     As long as there is no material change in the credit of the borrower, the market value of the loans with variable interest rate, which reflects the market interest rate in the short term, is essentially the same as the book value, so the market rate is set at book value. On loans with fixed rate, loans are first classified according to type, maturity, and credit risk; then the present value is determined by discounting future cash flow at a rate derived from applying a credit spread to the appropriate index on government treasuries. The value of a portion of personal loans is determined by discounting future cash flow for each type of instrument at a rate, assuming similar new loans are made under the same conditions.
     Since limits for repayments of loans on insurance policies are not set because the various characteristics of the loans vary such as limits on the loan by repayments at cancellation, the book value is used for the market value, assuming market value is the same as book value given the expected maturity of the loan and interest rate conditions.
     In addition, on loans to bankrupt, near-bankrupt, or potentially bankrupt borrowers, we first determine present value of estimated future cash flow, value of collateral and projected amounts collectable from guarantors to get an estimated amount from the bankruptcy, then subtract the present value of the loan loss from the consolidated balance sheet on that date of settlement to get an amount that is essentially the same as the market value.
Liabilities
     Corporate bonds
     Market value is based on reference prices for over-the-counter bond transactions disclosed by the Japan Securities Dealers Association.
Derivative transactions
     In the case of derivative transactions, market value is based on forward exchange rates, final prices from the major stock exchanges, prices indicated by the transacting financial institutions, and prices calculated based on option price calculation models, etc.
(Note) 2.	Financial instruments for which the market value is difficult to determine are outlined below, and these are not included in “(vi) Marketable securities.”
     The market value has not been provided for ¥93,839 million in unlisted equities, ¥39,076 million in investment in capital of partnership where partnership assets are composed of unlisted equities, etc., and ¥1,616 million in corporate bonds because factors to reasonably calculate the value are insufficient due to bankruptcy or future cash flows are unknown.
11. Matters related to leased and other real estate are shown below.
(1) Matters related to status of leased and other real estate
     Mitsui Sumitomo Insurance Co., Ltd. and some consolidated subsidiaries own leased office buildings, etc. in metropolitan Tokyo and other regions.
(2) Matters related to market value of leased and other real estate

Amount recorded in consolidated balance	Market value at end of current consolidated
sheets (Millions of yen)	fiscal year (Millions of yen)
43,600	106,255

(Notes) 1.	The amount recorded on the consolidated balance sheets is the amount after deducting accumulated depreciation from the acquisition cost.

2.	The market value at the end of the current consolidated fiscal year is the amount based on real estate appraisal documents according to major external real estate appraisers.
12. Book-value per share is ¥3,143.32 per share. The amount deductible from total net assets, which forms the basis for the calculation, is a minority interest of ¥6,750 million. The number of shares of common stock as of March 31, 2010 is 414,953 thousand shares.
13. Subsequent events that occurred after the end of the consolidated fiscal year under review and have material impact on the assets and performance during the subsequent consolidated fiscal years are as follows.
(Business Integration)
The Company entered into share exchange agreements, on September 30, 2009, with Aioi and NDGI pursuant to which the Company would become a wholly owning parent company, and consummated the share exchanges, on April 1, 2010, with each of Aioi and NDGI pursuant to the agreements, which had been approved at the extraordinary shareholders meeting held on December 22, 2009. Also on April 1, 2010, the Company changed its corporate name to MS&AD Insurance Group Holdings, Inc.
(1) Name and business of acquired businesses, major reason for business combination, date of business combination, name of business after combination, ratio of voting rights acquired, and the main reason for determining acquiring business
(i) Name and business of acquired business
     Name of the acquired businesses: Aioi and NDGI
(ii) Major reason for business combination
     To achieve sustainable growth and to enhance enterprise value through the creation of a globally operating and world-leading insurance and financial services group by rapidly and significantly improving the quality and expanding the quantity of operational bases and corporate resources.
(iii) Date of business combination
     April 1, 2010
(iv) Legal structure of business combination
     Share exchanges in which the Company has become a wholly owning parent company
(v) Name of business after combination
     MS&AD Insurance Group Holdings, Inc.
(vi) Ratio of voting rights acquired
     100%
(vii) Main reason to decide the acquiring company
     It is determined that the Company is the acquiring company since it is the Company that issued shares and also since shareholders of the Company own the largest percentage of voting rights of the Company after the combination
(2) Acquisition cost of business acquired and its breakdown

	(Millions of yen)

	Aioi	NDGI
Consideration for acquisition	361,948	188,116
Direct expenditure for acquisition	171	88
Acquired cost	362,119	188,205
(3) Exchange ratio of shares by class, method of evaluation and number of shares delivered
(i) Exchange ratio of shares by class

     0.190 ordinary share of the Company was allotted for 1 ordinary share of Aioi and 0.191 ordinary share of the Company was allotted for 1 ordinary share of NDGI
(ii) Method of evaluation
     In order to support their respective efforts to ensure the fairness and appropriateness of the share exchange ratio, Aioi requested Nomura Securities and Morgan Stanley, NDGI requested Goldman Sachs, and the Company requested Nikko Citigroup (currently, Citigroup Global Markets Japan Inc.) to perform financial analyses relating to the applicable share exchange ratio under the Business Integration.
     Aioi, NDGI, and the Company together on several occasions conducted careful negotiations and discussions on the share exchange ratios, comprehensively taking into account such factors as the financial position, assets, and future prospects of each party, making reference to the financial analyses prepared with respect to the share exchange ratios. As a result of the negotiations and discussions, the parties reached the conclusion that the share exchange ratio set out above is appropriate and agreed to determine the share exchange ratio shown above.
(iii) Number of shares delivered

	Aioi	NDGI
Shares delivered	139,479,256 shares	72,491,759 shares
     The Company expects to recognize goodwill and negative goodwill on the consolidated financial statements in connection with the share exchanges, but their amounts are yet to be determined.
14. Any amount less than the stated unit is rounded down.

(Consolidated Statement of Income)
1. A breakdown of major business expenses is as follows:

Agency commissions	¥252,437 million
Salaries	¥141,502 million
     Business expenses are the aggregate amount of loss adjustment expenses, operating expenses and general and administrative expenses, and commission and brokerage expenses in the accompanying consolidated statement of income.
2. Impairment losses on the following assets for the fiscal year under review are as stated below:
(Millions of yen)

			Impairment
Holding purpose	Types	Properties	loss	Item
Real property for rent	Land & buildings	Total of 2 properties including building for rent owned by the Company in Aichi Prefecture	1,358	Land Buildings	526 831
Idle real property and real property for sale	Land & buildings	Total of 3 properties including house buildings for employees owned by the Company in Chiba Prefecture	2,073	Land Buildings	1,882 190
     The real property for insurance businesses is classified as one asset group in the entire insurance business while the real property for rent, idle real property, and real property as groups individually by property.
     Due to the decline in prices of real property and that some of the real properties are to be sold, the Company reduced the carrying value of these assets to a collectible amount and the decreased amount is stated as an impairment loss of ¥3,431 million in extraordinary loss.
     The Company establishes the collectible amount of the real property valued at either net selling value or use value, whichever is the higher. Net selling value is calculated based on an expected selling value or inheritance tax valuation using road rating, and the use value is calculated by the future cash flows after discounting 5.5%.
3. Net income per share for the fiscal year under review is ¥89.84. Net income for the fiscal year under review, which forms the basis for the calculation, is ¥37,640 million and all amounts represent net income associated with common stock. The average number of shares issued and outstanding during the fiscal year under review is 418,960 thousand shares.
     Net income per share after adjustment for residual securities is not stated because there are no residual securities.
4. Any amount less than the stated unit is omitted.
(Consolidated Statement of Shareholders Equity and Statement of Changes in Net Assets)
1. Matters concerning class and total number of shares issued and class and total number of shares of treasury stock

		Number of	Number of
		shares increased	shares decreased
	Number of	during the fiscal	during the fiscal	Number of
	shares as of	year under	year under	shares as of
	March 31, 2009	review	review	March 31, 2010
	(1000 shares)	(1000 shares)	(1000 shares)	(1000 shares)
Shares issued
Shares of common stock	421,320	—	—	421,320

Total	421,320	—	—	421,320
Treasury stock
Shares of common stock	2,020	4,348	2	6,367

Total	2,020	4,348	2	6,367
(Notes) 1.	The increase of 4,348 thousand shares of treasury stock of common stock is owing to an increase of 4,329 thousand shares resulting from purchases of shares in the market and an increase of 19 thousand shares resulting from purchase of sub-lot shares by the Company.

2.	The decrease of 2 thousand shares of common stock is due to the sale of sub-lot shares.

2. Matters concerning Cash Dividends
(1) Dividends paid

		Total amount of	Dividend
	Class of	dividends	per share	Record	Effective
Resolutions	shares	(Millions of yen)	(in Yen)	date	date
Annual Shareholders Meeting held on June 25, 2009	Shares of common stock	11,321	27	Mar. 31, 2009	June 26, 2009
Meeting of the Board of Directors held on November 19, 2009	Shares of common stock	11,320	27	Sept. 30, 2009	Dec. 10, 2009
(2) Of the dividends whose record date was in the accounting year under review, those dividends whose effective date will be in the following accounting year

		Total amount of		Dividend
Resolution	Class of	dividends	Dividend	per share	Record	Effective
(scheduled)	shares	(Millions of yen)	assets	(in Yen)	date	date
Annual Shareholders Meeting to be held on June 29, 2010	Shares of common stock	11,203	Retained earnings	27	Mar. 31, 2010	June 30, 2010
3. Any amount less than the stated unit is omitted.

NON-CONSOLIDATED BALANCE SHEET (As of March 31, 2010)
(Millions of yen)

Item	Amount
(Assets)
Current Assets	8,075
Cash deposits and savings	153
Accounts receivable	7,500
Deposits from affiliates	87
Other	334

Fixed Assets	761,887

Tangible fixed assets	169
Buildings	134
Tools, furniture and fixtures	35
Investments and other assets	761,717
Stock of affiliates	761,714
Others	2

Total Assets	769,963

Item	Amount
(Liabilities)
Current Liabilities	547
Accounts payable	371
Corporate tax accrued	7
Deposits	10
Accrued bonuses for employees	157

Total Liabilities	547

(Net Assets)
Shareholders’ equity	769,415
Common stock	100,000
Capital surplus	646,401
Additional paid-in capital	179,191
Other capital surplus	467,210

Retained earnings	37,702
Other retained earnings	37,702
Retained earnings carried forward	37,702

Treasury stock	-14,687

Total Net Assets	769,415

Total Liabilities and Net Assets	769,963

NON-CONSOLIDATED STATEMENT OF INCOME
(From: April 1, 2009)
(To: March 31, 2010)
(Millions of yen)

Items	Amount

Operating Income
Dividends paid by affiliates	37,375
Commissions earned from affiliates	2,643	40,018

Operating Expenses
Sales and general administrative expenses	2,617	2,617

Operating income		37,401

Non-operating Income
Interest earned	4
Interest on refund	81
Other	1	87

Non-operating Expenses
Interest paid	64
Business integration expenses	389
Other	6	461

Ordinary profit		37,027

Current net income before taxes		37,027
Corporate, residential, and business taxes	3

Reversal of income taxes for prior periods	-2	1

Net income		37,026

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS
(From: April 1, 2009)
(To: March 31, 2010)
(Millions of yen)

Items	Amount

Shareholders’ Equity
Common stock
Balance as of March 31, 2009	100,000

Balance as of March 31, 2010	100,000

Capital surplus
Legal capital surplus
Balance as of March 31, 2009	179,191

Balance as of March 31, 2010	179,191

Other capital surplus
Balance as of March 31, 2009	467,210
Change this year
Disposal of treasury stock	0

Total change this year	0

Balance as of March 31, 2010	467,210

Retained Earnings
Other retained earnings
Retained earnings carried forward
Balance as of March 31, 2009	23,317
Change this year
Dividends of retained earnings	-22,641
Net income for this year	37,026

Total change this year	14,384

Balance as of March 31, 2010	37,702

Treasury Stock
Balance as of March 31, 2009	-4,644
Change this year
Acquisition of treasury stock	-10,048
Disposal of treasury stock	4

Total change this year	-10,043

Balance as of March 31, 2010	-14,687

Total Shareholders’ Equity
Balance as of March 31, 2009	765,074
Change this year
Dividends of retained earnings	-22,641
Net income	37,026
Acquisition of treasury stock	-10,048
Disposal of treasury stock	5

Total change this year	4,341

Balance as of March 31, 2010	769,415

NON-CONSOLIDATED EXPLANATORY NOTES
(Notes on Matters Concerning Important Accounting Policies)
1. Standard and method for valuation of securities
     Valuation of stock of subsidiaries and affiliates is done at the cost method on a moving average cost basis.
2. Method for depreciation of tangible fixed assets
     Depreciation of tangible fixed assets is computed using the declining-balance method, except for buildings (excluding fixtures) for which the straight-line method is applied.
     Major useful lives for tangible fixed assets are as follows:

Buildings	8-38 years
Furniture and fixtures	5-20 years
3. Criteria for recording of allowances
     The Company provides for an estimated amount payable at the end of the business year for accrued bonuses for employees and executives.
4. Consumption tax accounting
     Consumption tax is accounted for under the tax exclusive (zei nuki) method.
(Notes on the Balance Sheet)
1. Accumulated depreciation of tangible fixed assets               3 million yen
2. Guarantee obligations
     The Company has entered into agreements to maintain net assets with Mitsui Sumitomo MetLife Insurance Co., Ltd., an affiliate of the Company, in order to provide funds should the net assets of such company fall below a particular level, or should current assets be insufficient for the payment of loans. Mitsui Sumitomo Insurance Co., Ltd. also carries contractual obligations jointly with the Company. Their total liabilities as of March 31, 2010 stood at 3,081,115 million yen (including underwriting funds of 3,068,340 million yen), with total assets of 3,116,508 million yen.
     Note that this agreement is not intended to guarantee payment of the liabilities of Mitsui Sumitomo MetLife Insurance Co., Ltd. As of March 31, 2010, net assets of Mitsui Sumitomo MetLife Insurance Co., Ltd. were higher than the specified standard, and there was no insufficiency in current assets.
3. Amounts receivable from and payable to affiliates

Short-term loans receivable	¥89 million yen
Short-term loans payable	¥34 million yen

(Notes on the P/L Statement)

Volume of transactions with affiliates
Volume of operating transactions
Operating income	¥40,018 million yen
Operating expenses	¥130 million yen
Volume of non-operating transactions	¥68 million yen

(Notes on the Statement of Shareholders’ Equity and Statement of Changes in Net Assets)
     Type of treasury shares and total number thereof as of March 31, 2010

Common Stock	6,367,110 shares
(Notes on Tax Effect Accounting)
     The primary cause of deferred tax assets is the amount of losses carried forward for tax purposes. Note that because an amount equivalent to the amount of the deferred tax assets is deducted as a valuation allowance, the deferred tax assets are not included in the balance sheet.
(Notes on Transactions with Related Parties)
     Items regarding transactions with related parties are as noted below.

		Percentage of					Balance as
	Name of	voting rights owned	Relationship with	Transaction	Transaction		of March 31,
Attribute	companies	by the Company	the party	details	amount	Item	2010
					(Million yen)		(Million yen)
Subsidiary	Mitsui Sumitomo Insurance Co., Ltd.	Direct: 100%	Important subsidiary involved in the non-life insurance business.	Repayment (Note)	15,012	—	—
				Interest payments (Note)	64	—	—
     Transaction terms and how transaction terms are determined:
     (Note) Interest rate on borrowing of funds is determined based on consideration of the market rate, and borrowing is on an unsecured, lump-sum repayment basis.
(Notes on Per Share Information)

Net assets per share	¥1,854.22
Net income per share	¥ 88.37
(Other)
(Business Integration)
     The Company entered into share exchange agreement with Aioi and NDGI as of September 30, 2009, and according to the agreement admitted at the extraordinary shareholders meeting held on December 22, 2009, executed the share exchanges between Aioi and NDGI, changing its corporate name to MS&AD Insurance Group Holdings, Inc. Related matters are noted in “Consolidated Explanatory Notes, Consolidated Balance Sheets, 13. (Business Integration)”.

Accounting Auditor’s Report on the Consolidated Financial Reports
Audit Report of the Independent Auditors
May 18, 2010
The Board of Directors
MS&AD Insurance Group Holdings, Inc.
KPMG AZSA & Co.
Kimitaka Mori (Seal)
Designated and Engagement Partner
Certified Public Accountant
Ikuo Hirakuri (Seal)
Designated and Engagement Partner
Certified Public Accountant
Yoshiki Hisano (Seal)
Designated and Engagement Partner
Certified Public Accountant
     We, the auditors, under the provisions of Article 444, Paragraph 4, of the Companies Act, have audited of the consolidated financial statements for MS&AD Insurance Group Holdings Inc., namely, the consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets and consolidated explanatory notes for the consolidated fiscal year from April 1, 2009 through March 31, 2010. The preparation of these consolidated financial statements is the responsibility of the Company’s management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.
     We, the auditors, have conducted the audit in accordance with auditing standards that are generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurances as to whether the consolidated financial statements are free of material misrepresentation. An audit includes, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes an assessment of the accounting principles used, method of their application and significant estimates made by Management, as well as an evaluation of the overall presentation of consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position and operating results of MS&AD Insurance Group Holdings and the consolidated subsidiary companies composing the group for the year ended in the consolidated financial statements, in conformity with accounting principles that are generally accepted in Japan.
     There exists no interest between the Company and our firm or engagement partners that must be cited according to the regulations of the Certified Public Accountants Act.

Accounting Auditor’s Report
Audit Report of the Independent Auditors
May 18, 2010
The Board of Directors
MS&AD Insurance Group Holdings, Inc.
KPMG AZSA & Co.
Kimitaka Mori (Seal)
Designated and Engagement Partner
Certified Public Accountant
Ikuo Hirakuri (Seal)
Designated and Engagement Partner
Certified Public Accountant
Yoshiki Hisano (Seal)
Designated and Engagement Partner
Certified Public Accountant
     We, the auditors, under the provisions of Article 436, Paragraph 2(1) of the Companies Act, have audited the financial statements for MS&AD Insurance Group Holdings Inc., namely the non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in net assets and non-consolidated explanatory notes, and the supplementary schedules for the second fiscal year of operations from April 1, 2009 until March 31, 2010. The preparation of these financial statements and the supplementary schedules is the responsibility of the Company’s management. Our responsibility is to independently express an opinion on these financial statements based on our audit.
     We, the auditors, have conducted the audit in accordance with auditing standards that are generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurances as to whether the financial reports and the attached particulars are free of material misrepresentation. An audit includes, on a test basis, evidence supporting the amounts and disclosures in financial reports and the attached particulars. An audit also includes an assessment of the accounting principles used, method of their application and significant estimates made by Management, as well as an evaluation of the overall presentation of financial statements and the supplementary schedules. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements and the supplementary schedules referred to above represent fairly, in all material respects, the financial position and operating results of Mitsui Sumitomo Insurance Group Holdings Inc. for the year ended in the financial statements and the supplementary schedules, in conformity with accounting principles that are generally accepted in Japan.
     There exists no interest between the Company and the auditor or managing partners that must be cited according to the regulations of the Certified Public Accountants Act.

Audit Report of the Board of Corporate Auditors
Corporate Auditors Report
     With respect to the Directors’ performance of duties during the second fiscal year of operations beginning April 1, 2009 and ending March 31, 2010, this Board of Corporate Auditors has prepared this audit report after deliberations based upon the audit reports prepared by each Corporate Auditor and reports as follows:
1. Corporate Auditors and Method and Content of Audit by Board of Corporate Auditors
     The Board of Corporate Auditors formulates audit policies, audit plans, and other relevant matters regarding auditing. The Board of Corporate Auditors also receives reports from each Corporate Auditor regarding the status of implementation and the results thereof. The Board of Corporate Auditors has received reports from the Representative Directors and the accounting auditor regarding the status of the performance of their respective duties, and has requested further explanation as necessary.
     In conformity with Corporate Auditors auditing standards as set forth by the Board of Corporate Auditors, and in accordance with the audit policies and audit plans, each Corporate Auditor has endeavored to facilitate communication and mutual understanding among the Directors, Executive Officers, the internal audit division, and other company employees, and has endeavored to collect information and to maintain and improve the audit environment. Corporate Auditors have attended meetings of the Board of Directors and other important meetings, received reports on the status of performance of duties from the Directors, Executive Officers and other employees, requesting explanation as necessary. They have examined important documents involving resolutions of the company and inspected the operations and financial affairs of the company. Also, each Corporate Auditor supervised the resolutions of the Board of Directors to establish the systems provided by Article 100, Sections 1 and 3 of the Ordinance for Enforcement of Corporate Law and the systems established pursuant to such resolutions (internal control system), which are necessary to establish the systems to ensure directors and employees carry out their duties in accordance with law and the Company’s Articles of Incorporation and other systems to ensure appropriate business. Corporate Auditors have received reports from Directors and/or the Accounting Auditor, AZSA, regarding said internal controls systems and the conditions audited, and required additional explanation as necessary. With respect to subsidiaries, each Corporate Auditor endeavored to facilitate mutual understanding and communication with directors and corporate auditors at subsidiary companies, and received reports regarding the operations at subsidiary companies as necessary. Through the foregoing methods, we have verified the business reports and other supplementary schedules for the fiscal year of operations under consideration.
     In addition to monitoring and verifying that Accounting Auditors maintain their position of independence and that audits are being conducted in an appropriate manner, Corporate Auditors received reports from accounting auditors on the status of the performance of their duties and required further explanation as necessary. Each Corporate Auditor was notified by the accounting auditor that it had established “a system to ensure that duties of accounting auditor are being conducted properly” (matters prescribed in each item of Article 131 of the Corporate Accounting Regulations) and that the system is developed and implemented in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005) and other applicable standards, and required further explanation as necessary. On the basis of the foregoing methods, we have verified financial statements and the supplementary schedules as well as the consolidated financial statements for the fiscal year under review.
     Full-time Corporate Auditor, Masahiko Oji, Corporate Auditor Kuniaki Nomura and Hiroyuki Tezuka took office as of April 1, 2010. Audit of the matters occurred before their assumption is done by measures such as receiving reports from other auditors and examining documents.

2. Audit Outcomes
     (1) Findings of the Audit of Business Reports
i. We acknowledge that business reports and the supplementary schedules fairly represent the status of the Company in accordance with applicable laws and regulations and the articles of incorporation of the Company.
ii. We acknowledge that no misconduct or material fact constituting a violation of any laws or regulations or the articles of incorporation of the Company was found with respect to the performance of duties by Directors.
iii. We acknowledge that resolutions adopted by the Board of Directors (including financial statements in the internal control system) are appropriate with respect to the internal controls system. We found no matters to be mentioned with respect to the Directors’ performance of their duties concerning the internal control systems.
     (2) Findings of the Audit of Financial Statements and the Supplementary Schedules
     We acknowledge that the auditing methods used by Accounting Auditors, AZSA, and the results obtained thereby are appropriate.
     (3) Findings of the Audit of Consolidated Financial Statements
     We confirm that the auditing methods used by Accounting Auditors, AZSA, and the results obtained thereby are appropriate.
          May 19, 2010
               Board of Corporate Auditors, MS&AD Insurance Group Holdings, Inc.

Takashi Yamashita, Full-time Corporate Auditor	______ Seal
Masahiko Oji, Full-time Corporate Auditor	______ Seal
Sosuke Yasuda, Corporate Auditor	______ Seal
Kuniaki Nomura, Corporate Auditor	______ Seal
Hiroyuki Tezuka, Corporate Auditor	______ Seal
     Note: Corporate Auditors Sosuke Yasuda, Kuniaki Nomura and Hiroyuki Tezuka are designated outside auditors according to Article 2, No. 16 and Article 335, Item 3 of the Companies Act.

Reference Document for Annual Shareholders Meeting
Items of Business and Reference Matters:
     First Item: Appropriation of Retained Earnings
The Company aims to pursue further efficiency by realizing synergies and implement growth strategies, hence enhance its profitability, and in turn to make appropriate returns to shareholders that are proportionate to its performance. Meanwhile, due to the nature of the insurance business, the Company believes it is also necessary to strive to maintain adequate internal reserves.
Based on the above, it is the Company’s basic policy to at least secure a stable trend of dividend per share, pursue enhanced profitability and hence a trend of increase in dividends, and in the medium terms return to shareholders, through dividends and share repurchases, 50% of its group core profit.
In accordance with the policies above, the Company proposes that the appropriation of retained earnings for the fiscal year under review be as follows:
Matters concerning the year-end cash dividend:
1.	Matters regarding distribution of dividends to shareholders and the total amount thereof:

¥27 per share of common stock of the Company Total ¥11,203,747,983

As a result, the year-end cash dividend for the fiscal year under review totals 54 yen per share, including the interim dividend.

2.	Effective date of dividend:

June 30, 2010
(Note) 1.	The year-end cash dividend is distributed to the shareholders who were recorded on the shareholders registry as of the record date of March 31, 2010.

2.	The group core profit is the Company’s own index showing the ordinary profitability of the entire group. It is calculated by adding to/deducting from the consolidated net income gains and losses that are not ordinary in nature, such as gains or losses on sale of equity securities the Company had intended to hold for a long term.
     Second Item: Election of Thirteen (13) Directors
The terms of office of all Directors (13) will expire at the close of this Annual Shareholder Meeting.
It is, therefore, proposed that thirteen (13) Directors including four (4) Outside Directors be elected.
The candidates for Directors are as follows:

Candidate	Name	Résumé, significant concurrent positions, if any,		Number of shares of
No.	(Date of birth)	and position and duties at the Company		the Company owned
1	Toshiaki Egashira	April 1972	Entered Taisho Marine and Fire Insurance Co., Ltd. (currently, Mitsui Sumitomo Insurance Co., Ltd.)	12,400 shares
	(Nov. 30, 1948)	April 1995	General Manager of Guarantee and Credit Dept. of Non-Marine Underwriting Dept.
		June 1997	General Manager of Corporate Planning Dept.
		April 1999	General Manager of Non-Marine Underwriting Dept. of Underwriting Div.
		May 2000	General Manager, Corporate Planning Dept. (seconded to The General Insurance Association of Japan )
		April 2001	General Manager of Non-Marine Underwriting Dept. of Underwriting Div.
		Oct. 2001	Executive Officer, General Manager of Fire & Casualty Underwriting Dept.
		June 2002	Executive Officer, General Manager of Chugoku Div.
		June 2003	Managing Executive Officer, General Manager of Chugoku Div.
		April 2004	Managing Executive Officer, General Manager of Kanagawa & Shizuoka Div.
		Oct. 2005	Managing Executive Officer, General Manager of Kanagawa & Shizuoka Div. And General Manager for Claim Handling Service Reform, Kanagawa & Shizuoka Div.
		April 2006	Chief Executive Officer
		June 2006	President & Director, Co-Chief Executive Officer
		Sept. 2006	President, Director & CEO
		April 2008	President & Director, the Company
		April 2009	President, Director & CEO (present)
		April 2010	Chairman & Director, Chairman Executive Officer, Mitsui Sumitomo Insurance Co., Ltd. (present)

<Position and duties at the Company>
Representative Director, President & CEO
<Significant Concurrent Positions>
Chairman & Director, Mitsui Sumitomo Insurance Co., Ltd.

2	Ichiro Tateyama	April 1967	Entered The Dowa Fire and Marine Insurance Co., Ltd. (currently, Nissay Dowa General Insurance Co., Ltd.)	16,127 shares
	(June 8, 1943)	June 1991	General Manager of Property & Casualty Dept.
		April 1994	General Manager of Property & Casualty Underwriting Dept.
		June 1995	Director, General Manager of Investment Dept.
		June 1997	Managing Director
		Sept. 1997	Managing Director, Deputy General Manager of Task Force for Expense Reduction
		June 1999	Managing Director, General Manager of Task Force for Expense Reduction
		April 2000	Managing Director, General Manager of Task Force for Structural Reformation
		April 2001	Senior Managing Director, General Manager of Task Force for Structural Reformation
		April 2002	Senior Managing Director
		June 2005	Director & Executive Vice President
		April 2006	President & Director (present)
		April 2010	Director & Executive Officer, the Company (present)

<Position and duties at the Company>
Representative Director, Executive Officer Assist CEO
<Significant Concurrent Positions>
President & Director, Nissay Dowa General Insurance Co., Ltd.

Candidate	Name	Résumé, significant concurrent positions, if any,		Number of shares of
No.	(Date of birth)	and position and duties at the Company		the Company owned
3	Tadashi Kodama	April 1970	Entered Dai-Tokyo Fire & Marine Insurance Co., Ltd. (currently, Aioi Insurance Co., Ltd.)	17,480 shares
	(Nov. 11, 1947)	July 1989	General Manager of Tokyo 4th Block and General Manager of Tokyo 5th Block
		April 1990	General Manager of Tokyo Sales Dept. 3rd
		July 1992	General Manager of Tokyo Sales Promotion Dept.
		April 1994	General Manager of Corporate Sales Dept. 4th
		April 1996	General Manager of Sales Promotion Dept.
		April 1998	General Manager of Corporate Planning Dept.
		July 1998	Associate Director, Executive General Manager of Ibaragi Region & General Manager of Ibaragi Sales Dept. 1st
		April 2000	Executive Officer, General Manager of Sales Promotion Dept.
		April 2001	Executive Officer
		June 2001	Director, Executive General Manager of Operating and System Unit
		April 2002	Managing Director, Executive General Manager of Operating and System Unit
		April 2003	Senior Managing Director, Deputy Executive General Manager of Sales Promotion Unit
		May 2003	Senior Managing Director, Executive General Manager of Operating and System Unit & Deputy Executive General Manager of Sales Promotion Unit
		April 2004	President & Director (present)
		April 2010	Director & Vice Chairman, Aioi Insurance Co., Ltd. Director & Executive Officer, the Company (present)

<Position and Duties at the Company>
Representative Director, Executive Officer Assist CEO
<Significant Concurrent Positions>
Director & Vice Chairman, Aioi Insurance Co., Ltd.

4	Yasuyoshi Karasawa	April 1975	Entered The Sumitomo Marine and Fire Insurance Co., Ltd.	8,200 shares
		June 1998	General Manager of Corporate Communications Dept.
	(Oct. 27, 1950)	Feb. 2000	General Manager of Secretariat & Corporate Planning Dept., and General Manager of Business Rationalization Dept.
		April 2000	General Manager of Secretariat & Corporate Planning Dept.
		Oct. 2001	General Manager, Corporate Planning Dept., Mitsui Sumitomo Insurance Co., Ltd.
		July 2002	General Manager of Investment Planning Dept. of Financial Service Div.
		April 2004	Executive Officer, General Manager of Corporate Planning Dept.
		June 2005	Director, Executive Officer, General Manager of Corporate Planning Dept.
		April 2006	Director, Managing Executive Officer
		April 2008	Director, Senior Executive Officer Director, the Company
		April 2009	Director, Senior Executive Officer
		April 2010	President, Director & CEO, Mitsui Sumitomo Insurance Co., Ltd. (present) Director & Executive Officer, the Company (present)

<Position and Duties at the Company>
Representative Director, Executive Officer Assist CEO
<Significant Concurrent Positions>
President, Director & CEO, Mitsui Sumitomo Insurance Co., Ltd.

Candidate	Name	Résumé, significant concurrent positions, if any,		Number of shares of
No.	(Date of birth)	and position and duties at the Company		the Company owned
5	Susumu Fujimoto	April 1972	Entered the Ministry of Finance (the “MOF”)	8,600 shares
		June 1998	Director-General of Yokohama Customs, MOF
	(Dec. 5, 1948)	July 1999	Deputy Director-General, Yokohama Customs, MOF
		July 2002	Executive Director, European Bank for Reconstruction and Development
		Aug. 2005	Advisor, Mitsui Sumitomo Insurance Co., Ltd.
		June 2007	Director
		April 2008	Director, Managing Executive Officer Director, the Company
		April 2009	Director, Senior Executive Officer, Mitsui Sumitomo Insurance Co., Ltd. Director, Senior Executive Officer, the Company (present)

<Position and duties at the Company>
Director, Senior Executive Officer
Compliance Dept., Corporate Risk Management Dept., Internal Audit Dept.
Mitsui Sumitomo Kirameki Life Insurance Co., Limited., Mitsui Sumitomo MetLife Insurance Co., Ltd., Mitsui Direct General Insurance Co., Ltd.

6	Shuhei Horimoto	April 1977	Entered The Sumitomo Marine and Fire Insurance Co., Ltd.	4,754 shares
	(Aug. 19, 1954)	Sep. 2001	General Manager for Marketing Promotion, Hokkaido Regional Headquarters
		Oct. 2001	General Manager for Planning (Compliance Officer), Hokkaido Div., Mitsui Sumitomo Insurance Co., Ltd.
		April 2003	General Manager for Planning, Hokkaido Div.
		April 2004	General Manager of Kanazawa Branch, Hokuriku Div.
		Sep. 2006	Executive Officer, General Manager of Corporate Quality Control Dept.
		April 2008	Executive Officer, General Manager of Kyushu Div. and General Manager for Claim Handling Service Innovation, Kyushu Div.
		April 2009	Director, Managing Executive Officer Managing Executive Officer, the Company
		June 2009	Director, Managing Executive Officer (present)

<Position and duties at the Company>
Director, Managing Executive Officer
Corporate Planning Dept., Corporate Communications and Invester Relations Dept., Business Development Dept., Internal Audit Dept.

7	Hisahito Suzuki	April 1973	Entered Dai-Tokyo Fire & Marine Insurance Co., Ltd. (currently, Aioi Insurance Co., Ltd.)	11,970 shares
	(Sep. 15, 1950)	April 1996	General Manager of Chiba Sales Dept. 3rd
		July 1998	General Manager of General Planning Dept.
		April 1999	Associate Director, General Manager of Corporate Planning Dept.
		March 2000	Associate Director, General Manager of Merger Preparation Dept. & General Manager of Corporate Planning Dept.
		April 2000	Executive Officer, General Manager of Merger Preparation Dept.
		April 2001	Executive Officer, General Manager of Corporate Planning Dept.
		April 2002	Managing Executive Officer
		June 2002	Managing Director
		May 2003	Senior Managing Executive Officer, Aioi Life Insurance Company, Limited
		June 2003	Director & Vice President
		March 2004	Senior Managing Executive Officer, Aioi Insurance Co., Ltd.
		June 2004	Senior Managing Director
		June 2008	Director, Senior Managing Executive Officer
		April 2010	Director & President, Aioi Insurance Co., Ltd. (present) Director, Executive Officer, the Company (present)

<Position and duties at the Company>
Director, Executive Officer
Corporate Management Aide
<Significant Concurrent Positions>
Director & President, Aioi Insurance Co., Ltd.

Candidate	Name	Résumé, significant concurrent positions, if any,		Number of shares of
No.	(Date of birth)	and position and duties at the Company		the Company owned
8	Masanori Yoneda	April 1974	Entered The Dowa Fire and Marine Insurance Co., Ltd. (currently, Nissay Dowa General Insurance Co., Ltd.)	8,746 shares
	(July 24, 1950)	April 1999	General Manager of Task Force for Expense Reduction
		April 2000	General Manager of Tokyo Commercial Line Production Dept. 1
		April 2001	General Manager of Tokyo Commercial Line Production Dept. 3
		June 2003	Director, General Manager of Tokyo Commercial Line Production Dept. 3
		April 2004	Director, General Manager of Business Promotion Dept.
		April 2006	Director, Managing Executive Officer
		April 2009	Director, Senior Managing Executive Officer
		April 2010	Director & Vice President Executive Officer, Nissay Dowa General Insurance Co., Ltd. (present) Director, Executive Officer, the Company (present)

<Position and duties at the Company>
Director, Executive Officer
Corporate Management Aide
<Significant Concurrent Positions>
Director & Vice President Executive Officer, Aioi Insurance Co., Ltd.

9	Katsuaki Ikeda	April 1974	Entered Taisho Marine and Fire Insurance Co., Ltd. (Currently, Mitsui Sumitomo Insurance Co., Ltd.)	11,200 shares
	(Sep. 8, 1951)	April 1998	General Manager of Financial Services Dept. of Investment Div.
		June 1999	General Manager of Accounting Dept.
		June 2003	Director, Executive Officer, General Manager of Accounting Dept.
		April 2005	Director, Managing Executive Officer
		April 2006	Director, Managing Executive Officer, General Manager of Financial Service Div.
		April 2008	Director, the Company
		April 2009	Director, Managing Executive Officer
		April 2010	Director, Senior Executive Officer, Mitsui Sumitomo Insurance Co., Ltd. (present) Director, Executive Officer, the Company (present)

<Position and duties at the Company>
Director, Executive Officer
Corporate Management Aide
<Significant Concurrent Positions>
Director, Senior Executive Officer, Mitsui Sumitomo Insurance Co., Ltd.

10	Toshihiko Seki	April 1977	Associate Professor, School of Law, Tohoku University	1,900 shares
		April 1984	Professor, School of Law, Tohoku University
	(Feb. 28, 1941)	April 2000	Professor, Tohoku University Law School
		April 2004	Professor Emeritus, Tohoku University (present) Professor, Hosei University Law School (present)
		May 2004	Registered as Attorney-at-Law
		June 2007	Director, Mitsui Sumitomo Insurance Co., Ltd.
		April 2008	Director, the Company (present)
<Position and duties at the Company>
Director
<Significant Concurrent Positions>
Professor Emeritus, Tohoku University
Professor, Hosei University, Graduate School of Law

Candidate	Name	Résumé, significant concurrent positions, if any,		Number of shares of
No.	(Date of birth)	and position and duties at the Company		the Company owned
11	Akira Watanabe (Feb. 16, 1947)	April 1973	Registered as Attorney-at-Law Attorney-at-Law, Ginza Law Office (currently, Abe, Ikubo & Katayama)	0 shares
		April 1982	Attorney-at-Law, Akira Watanabe Law Office
		April 1989	Attorney-at-Law, Seiwa Kyodo Law Office (currently, Seiwa Meitetsu Law Office) (present)
		April 2010	Director, the Company (present)

<Position and duties at the Company>
Director
<Significant Concurrent Positions>
Attorney-at-Law, Seiwa Meitetsu Law Office
Outside Director, Japan Pile Corporation
Outside Director, Maeda Corporation
Outside Corporate Auditor, Fast Retailing Co., Ltd.
Outside Corporate Auditor, Kadokawa Group Holdings, Inc.

12	Mitsuhiro Umezu	April 1992	Lecturer, Keio University (International Center)	0 shares
	(May 18, 1957)	April 2005	Associate Professor, Faculty of Business and Commerce, Keio University
		April 2007	Associate Professor, Faculty of Business and Commerce, Keio University
		June 2007	Director, Nissay Dowa General Insurance Co., Ltd.
		Oct. 2009	Associate Professor, Faculty of Business and Commerce, Keio University and Deputy Director, International Center, Keio University (present)
		April 2010	Director, the Company (present)

<Position and duties at the Company>
Director
<Significant Concurrent Positions>
Associate Professor, Faculty of Business and Commerce, Keio University and Deputy Director, International Center, Keio University

13	Daiken Tsunoda (Jan. 29, 1967)	April 1994	Registered as Attorney-at-Law Attorney-at-Law, Mori Sogo (currently, Mori Hamada & Matsumoto)	0 shares
		Mar. 2003	Attorney-at-Law, Nakamura & Tsunoda (currently, Nakamura, Tsunoda & Matsumoto) (present)
		April 2008	Corporate Auditor, the Company
		April 2010	Director, the Company (present)
<Position and duties at the Company>
Director
<Significant Concurrent Positions>
Attorney-at-Law, Nakamura, Tsunoda & Matsumoto
Outside Corporate Auditor, Atlus Co., Ltd.
Outside Corporate Auditor, INES Corp.
(Notes)	1.	Messrs. Toshihiko Seki, Mitsuhiro Umezu, and Daiken Tsunoda are each a candidate for Outside Director.

	2.	Matters of particular mention with respect to the candidates for Outside Directors are as follows:
(1)	The grounds for election of the candidates for Outside Directors:
(i)	Mr. Toshihiko Seki has held the positions of professor at Tohoku University’s School of Law, and Hosei University’s Graduate School of Law. The Company requests the shareholders to elect him as Outside Director of the Company to reflect his knowledge and experience as a legal scholar in the management of the Company.

(ii)	Mr. Akira Watanabe is presently an attorney-at-law. Therefore, the Company requests the shareholders to elect him as Outside Director of the Company to reflect his knowledge and experience as a legal professional in the management of the Company.

(iii)	Mr. Mitsuhiro Umezu is presently Associate Professor at Keio University Faculty of Business and Commerce and has expertise on corporate ethics, etc. The Company requests the shareholders to elect him as Outside Director of the Company to reflect his knowledge and experience in the management of the Company.

(iv)	Mr. Daiken Tsunoda is presently an attorney-at-law. Therefore, the Company requests the shareholders to elect him as Outside Director of the Company to reflect his knowledge and experience as a legal professional in the management of the Company.
(2)	The grounds on which the Company considers a candidate for outside Director will be able to appropriately perform the duties of Outside Director, notwithstanding the fact that such candidate has not been involved in management of a corporation in the past except as an Outside Director or Outside Corporate Auditor:
(i)	The Company considers that Mr. Toshihiko Seki will be able to appropriately perform the duties of Outside Director, taking into account his professional knowledge and his experience as a legal scholar.

(ii)	The Company considers that Mr. Akira Watanabe will be able to appropriately perform the duties of Outside Director, taking into account his professional knowledge and experience as a legal professional.

(iii)	The Company considers that Mr. Mitsuhiro Umezu will be able to appropriately perform the duties of Outside Director, taking into account his professional knowledge and his experience with respect to corporate ethics, etc.

(iv)	The Company considers that Mr. Daiken Tsunoda will be able to appropriately perform the duties of Outside Director, taking into account his professional knowledge and experience as a legal professional.
(3)	Time since a candidate first assumed the office of outside Director of the Company:
The time for which Mr. Toshihiko Seki has been outside Director will be two (2) year and three (3) months as upon the close of this Annual Shareholders Meeting.

The time for which Messrs. Akira Watanabe, Mitsuhiro Umezu and Daiken Tsunoda have each been Outside Director will be three (3) months as upon the close of this Annual Shareholders Meeting.

The Company has submitted Report on Independent Directors/Auditors, that Messrs. Toshihiko Seki, Akira Watanabe, Mitsuhiro Umezu and Daiken Tsunoda are independent directors, which Tokyo Stock Exchange, Osaka Stock Exchange and Nagoya Stock Exchange require listed companies to designate, who are unlikely to give rise to conflict of interest in relation to general shareholders.
(4)	Agreement to limit outside Director’s liability:
The Company maintains an agreement with each of Messrs. Toshihiko Seki, Akira Watanabe, Mitsuhiro Umezu and Daiken Tsunoda that limits the Outside Director’s liability for any damage to the Company caused by a failure to perform the duties of an Outside Director if the Outside Director has performed the duties in good faith and without gross negligence, in order to allow them to exercise their capabilities as expected. The limit of Outside Director’s liability under each such agreement is the sum of the amount provided by the items in Article 425, Paragraph 1 of the Companies Act. The Company will continue with such agreement when the candidate is elected as Outside Director.
-End-

[Translation]
SUMMARY OF FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2010
May 20, 2010

Name of Listed Company:	MS & AD Insurance Group Holdings, Inc.
(Formerly, Mitsui Sumitomo Insurance Group Holdings, Inc.)
Securities Code No.:	8725
Stock Exchanges:	Tokyo, Osaka, Nagoya
URL:	http://www.ms-ad-hd.com
Representative:	Toshiaki Egashira, President
Contact:	Keisuke Kawamoto, Manager, Consolidated Accounting Section, Accounting Department
Telephone : (03)-6202-5273

Date of Ordinary General Meeting of Shareholders:	June 29, 2010
Date of filing of Financial Report:	June 29, 2010
Date of starting payment of year-end dividends:	June 30, 2010
(Note) Amounts are truncated.
1. Consolidated Business Results for the year ended March 31, 2010 (April 1, 2009 to March 31, 2010)
(1) Results of Consolidated Operations
(Yen in millions)

	Ordinary income		Ordinary profit		Net income
Year ended March 31, 2010	1,962,689	(3.8)%	52,695	—%	37,640	359.5%
Year ended March 31, 2009	2,040,013	—%	(13,044)	—%	8,192	—%
     Percent figures represent changes in comparison with the preceding fiscal year.
(Yen)

		Net income per		Ordinary profit to	Ordinary profit to
	Net income per share	share -Diluted	Return on equity	Total assets	Ordinary income
Year ended March 31, 2010	89.84	—	3.3%	0.7%	2.7%
Year ended March 31, 2009	19.45	—	0.6%	(0.2)%	(0.6)%

(Reference) Equity in net gains(losses) of affiliates:	¥ 4,878 million for the year ended March 31, 2010
¥(4,243) million for the year ended March 31, 2009
(2) Consolidated Financial Conditions
(Yen in millions)

				Net assets
			Net assets less minority	less minority interests
	Total assets	Net assets	interests to Total assets	per share (Yen)
As of March 31, 2010	7,519,625	1,311,082	17.3%	3,143.32
As of March 31, 2009	7,440,709	1,023,021	13.6%	2,411.70

(Reference) Net assets less minority interests:	As of March 31, 2010:	¥1,304,332 million
	As of March 31, 2009:	¥1,011,226 million
(3) Consolidated Cash Flows
(Yen in millions)

	Cash flows from	Cash flows from	Cash flows from	Cash and cash equivalents
	operating activities	investing activities	financing activities	at end of fiscal year
Year ended March 31, 2010	(33,930)	52,741	(104,320)	377,158
Year ended March 31, 2009	38,612	94,495	4,184	455,430
2. Dividends

	Dividend per share (Yen)					Total annual	Dividend	Dividends on
	1st	2nd	3rd	4th		dividends	pay-out ratio	net assets
	Quarter	Quarter	Quarter	Quarter	Annual	(Yen in millions)	(Consolidated)	(Consolidated)
Year ended March 31, 2009	—	27.00	—	27.00	54.00	22,692	277.6%	1.7%
Year ended March 31, 2010	—	27.00	—	27.00	54.00	22,524	60.1%	1.9%
Year ending March 31, 2011 (Forecast)	—	27.00	—	27.00	54.00		66.4%
3. Forecast for the current period (April 1, 2010 to March 31, 2011)-Consolidated
(Yen in millions)

	Ordinary income		Ordinary profit		Net income		Net income per share (Yen)
Six months ending September 30, 2010	1,660,000	63.4%	56,000	(31.9)%	32,000	(43.7)%	51.04
Year ending March 31, 2011	3,330,000	69.7%	86,000	63.2%	51,000	35.5%	81.34
     Percent figures represent changes in comparison with the corresponding period of preceding fiscal year.

4. Other information
(1) Significant changes in scope of consolidation during the period : None
(2) Changes in accounting principle, procedure and presentation preparing the consolidated financial statements
     1. Changes due to revision of accounting standard: Yes
     2. Changes due to other than above: None
(3) The number of shares outstanding (Common stock)
     1. The number of shares outstanding (including treasury stock)

As of March 31, 2010:	421,320,739 shares
As of March 31, 2009:	421,320,739 shares
     2. The number of treasury stock

As of March 31, 2010:	6,367,110 shares
As of March 31, 2009:	2,020,643 shares
(Reference) Summary of Non-consolidated Financial Results
Non-consolidated Business Results for the year ended March 31, 2010 (April 1, 2009 to March 31, 2010)
(1) Results of Operations
(Yen in millions)

	Operating Income		Operating Profit		Ordinary Profit		Net Income
Year ended March 31, 2010	40,018	5.1%	37,401	5.3%	37,027	6.7%	37,026	6.7%
Year ended March 31, 2009	38,073	—%	35,530	—%	34,693	—%	34,689	—%
     Percent figures represent changes in comparison with the preceding fiscal year.
(Yen)

		Net income per
	Net income per share	share -Diluted
Year ended March 31, 2010	88.37	—
Year ended March 31, 2009	82.38	—
(2) Financial Conditions
(Yen in millions)

				Net assets
	Total assets	Net assets	Net assets ratio	per share (Yen)
As of March 31, 2010	769,963	769,415	99.9%	1,854.22
As of March 31, 2009	780,551	765,074	98.0%	1,824.64

(Reference) Net assets:	As of March 31, 2010:	¥769,415 million
	As of March 31, 2009:	¥765,074 million
*Notification
(1)	The financial forecasts were based upon currently available information and contain many elements of uncertainty. Actual results may differ from the forecasts due to changes in the business environment.

(2)	The net income per share in the forecast for the current period is calculated based on the forecast average number of shares after considering the number of shares issued in the share exchange with Aioi Insurance Co., Ltd. and Nissay Dowa General Insurance Co., Ltd on April 1, 2010.

(3)	The Company changed its name from “Mitsui Sumitomo Insurance Group Holdings, Inc.” to “MS & AD Insurance Group Holdings, Inc.” on April 1, 2010.

1. Operating Results
(1) Analysis of Operating Results
(Operating Results for the Current Fiscal Year)
Features of mild recovery was seen in part of the economy during the latter half of the fiscal year, such as increase of exports and upturn of personal consumption and capital investment, but economy of Japan as a whole stayed in an inactive trend, since corporate profitability could not recover substantially and employment situation stayed in serious status.
The business environment for the insurance industry is still severe. In the non-life insurance industry, revenues decreased due to decline in sales of automobile liability and marine liability insurance. In the life insurance industry, the value of new contracts continued to decline against a background of an aging society and the trend toward having fewer children.
The MS&AD Insurance Group has been working actively to implement corporate social responsibility (CSR) in management through a positive cycle of perpetually striving to improve quality, earning the trust of even more of our customers, and achieving growth in the business based on that trust. Our goal is to become a top, world class insurance and financial group that grows through competitiveness derived from the quality of our company’s products, based on New Challenge 10, our medium-term management plan which began in fiscal year 2007. As a result, we have the following results to report for the current consolidated fiscal year.
Insurance underwriting income was ¥1.8 trillion; income from asset management, ¥139.9 billion; and other ordinary income, ¥10.1 billion, for a total of ¥1.9 trillion in ordinary income. In terms of ordinary expenses, meanwhile, ¥1.5 trillion in insurance underwriting expenses, ¥47.0 billion in asset management expenses, ¥294.9 billion in SG&A expenses, and ¥6.8 billion in other ordinary expenses resulted in a total of ¥1.9 trillion.
This led to increase of ordinary profit by ¥65.7 billion from the previous fiscal year to ¥52.6 billion. After adjusting this for extraordinary income, extraordinary losses, and corporate and resident taxes and other factors, net income came to ¥37.6 billion, increase of ¥29.4 billion from the previous fiscal year. Results in each lines of business segment are as follows.
(i) In non-life insurance business, net premiums written fell by 51.4 billion yen to 1.3 trillion yen due to 31.0 billion yen decrease of net premiums written in Mitsui Sumitomo Insurance Co., Ltd. owing to decreased income from compulsory automobile liability insurance and marine liability insurance, and also decrease of net premiums written in consolidated overseas subsidiaries influenced by strong yen. After adding asset investment profit/loss to this, net income decreased by 90.2 billion yen to 1.8 trillion yen due to decreased gains on sale of securities.

(ii) In the life insurance business, life insurance premiums rose by 1.7 billion yen to 135.1 billion yen. Also, investment profit at its equity method affiliate Mitsui Sumitomo MetLife Insurance Co., Ltd. was 4.4 billion yen, and ordinary income, adding income from asset management etc. to these amounts, increased by 6.9 billion yen from the previous fiscal year to 160.4 billion yen. Ordinary profit increased by 8.9 billion yen form the previous fiscal year to 5.0 billion yen due to increase in investment profit under equity method.
A breakdown by location is shown below.
Ordinary income was 1.7 trillion yen in Japan, 73.0 billion yen in Asia, 105.9 billion yen in Europe, and 43.9 billion yen in the Americas. Ordinary profit was 39.1 billion yen in Japan, 8.1 billion yen in Asia, 1.9 billion yen in Europe, and 10.3 billion yen in the Americas. Japan contributed high shares of ordinary income (before eliminating internal transactions) at 89%.
(Outlook for the Following Fiscal Year)
As for the consolidated results for the in the following fiscal year, the Company forecasts ordinary income of 3.3 trillion yen, ordinary profit of 86.0 billion yen and net income of 51.0 billion yen under the following conditions:
•   Net premiums written is estimated by the Company taking into account changes of operational results in the past.
•   Net claims occurred (sum of net claims paid and provision for outstanding claims) concerning natural disasters expected in the Company’s subsidiaries are 15.0 billion yen in Mitsui Sumitomo Insurance Co., Ltd. and 13.0 billion yen in total in Aioi Insurance Co., Ltd. (“Aioi”) and Nissay Dowa General Insurance Co., Ltd. (“NDGI”), respectively.
•   Business integration expenses mainly for merger of Aioi and NDGI is estimated to be approximately 35.0 billion yen.
•   Approximately 14.0 billion yen of profit from negative goodwill concerning the business integration is expected.
•   No major changes in market interest rates, exchange rates and status of security markets are expected.
•   The actual operational results of the Company may differ significantly from the forecast since it is based on the above conditions and there are possibilities of major disasters beyond its expectations and other factors.

(2) Analysis of Financial Condition
Total assets at the end of the current fiscal year increased by 78.9 billion yen from the previous period to 7.5 trillion yen. Net assets increased by 288.0 billion yen from the previous period to 1.3 trillion yen, due to a increase in valuation differences of other marketable securities.
Cash flows from operating activities for the current fiscal year fell by 72.5 billion yen from the previous period to negative cash flow of 33.9 billion yen due to decrease of premiums and dividends paid. Cash flows from investing activities dropped by 41.7 billion yen from the previous period to a negative cash flow of 52.7 billion yen due to reduction of gains from sale and redemption of securities. Cash flows from financing activities decreased by 108.5 billion yen from the previous period to a negative cash flow of 104.3 billion yen due to redemption of corporate bonds. As a result of these cash flows, cash and cash equivalents at the end of the year amounted to 377.1 billion yen, a reduction of 78.2 billion yen from the previous period.
The trend of cash flow related indices is shown below.

		(Unit: %)
	FY 2008	FY 2009
Equity ratio	13.6	17.3
Equity ratio at market prices	12.9	14.5
(Note)	1.	Equity ratio = shareholders equity/total assets x 100

	2.	Equity ratio at market prices = total market value of outstanding shares/total assets x 100

	3.	As the main business of the group is insurance, “ratio of cash flow to interest-bearing debt” and “interest coverage ratio” are not provided.
In preparation for deteriorating fundraising conditions caused by cash outflows for payment of claims and by turmoil in the markets, the Group holds adequate liquid assets and is also conducting appropriate fundraising activities while assessing liquidity in terms of both assets and liabilities on the basis of trends in cash inflows and outflows.
(3) Dividends for the current fiscal year
The Company aims to pursue further efficiency by realizing synergies and implement growth strategies, hence enhance its profitability, and in turn to make appropriate returns to shareholders that are proportionate to its performance. Meanwhile, due to the nature of the insurance business, the Company believes it is also necessary to strive to maintain adequate internal reserves.
Based on the above, it is the Company’s basic policy to at least secure a stable trend of dividend per share, pursue enhanced profitability and hence a trend of increase in dividends, and in the medium terms return to shareholders, through dividends and share repurchases, 50% of its group core profit.
In accordance with the policies above, the Company intends to pay year-end cash dividend of 27 yen per share for the current fiscal year. Added to the interim dividend of 27 yen per share, this will bring the annual dividend for the current fiscal year to 54 yen. Forecast of the annual dividend for the FY 2010 is also 54 yen per share, the same amount with the annual dividend for the FY 2009.
The Company will invest the retained earnings effectively in order to prepare for the changes in business environment by strengthening its business grounds, as well as enhance its financial base.

(Note)
Group core profit is the Company’s own indicator that shows the ordinary earning power of the whole MS&AD Insurance Group. It is calculated by deducting the gains (losses) on sales of stock that had been held as long-term holdings, and, in the case of life insurance subsidiaries, extra expenses such as additional provision for standard liability reserves from net income for the current fiscal year. For more details, please see “3. Management Policy” on page 7.

(4) Business and Other Risks
The key matters pertaining to the Group’s business results and financial condition described in this document that have the potential to materially impact investor decisions are outlined below.
Judgments regarding future projections contained in this section are based on information available at the time this document was released.
(i) Asset management risk
The Group holds various types of investment assets, including off-balance-sheet assets, consisting of marketable securities, loans, real estate and the like, and these assets may decrease in value due to deterioration of the economic environment or financial markets.
The main risks associated with these assets are as follows:
a. Risk of decline in stock prices
The Group holds large amounts of stock for the purpose of maintaining relationships with business partners over the long and medium terms. There is a risk of valuation losses and loss on sales in the event of a large decline in stock prices.
b. Interest rate risk
There is a risk that the prices on holdings of assets such as fixed interest-rate assets such as bonds and loans will decline if interest rates rise.
c. Exchange rate risk
There is a risk that the prices on holdings of assets denominated in foreign currencies, mainly USD and Euro, will decline in response to exchange rate movements.
d. Credit risk
There is a risk that the value of asset holdings such as stocks, corporate bonds and loans will suffer from lowered credit ratings of stock and bond issuers or borrowers, disruptions in the credit markets, and inability to recover principal and interest.
(ii) Risk of large insurance claims due to natural disasters
Natural disasters such as typhoons and earthquakes can give rise to large insurance claims, and the Group hedges such risk through reinsurance and reserves for catastrophic claims. Nevertheless, there is a possibility that large-scale natural disasters could occur as a result of irregular weather associated with global warming and other unexpectedly factors. There is a risk that business results will suffer in any large insurance claims must be paid for such disasters.
(iii) Liquidity risk
With an increase of payments of insurance claims from a natural disaster comes a risk of losses from the necessity of having to procure funds at a cost significantly above normal rates or being forced to sell assets at extremely low prices to raise funds. There is also a risk of encountering difficulty in borrowing due to poor conditions in the corporate bond market from higher credit risk.
(iv) Reinsurance risk
The Group utilizes reinsurance to reduce its liabilities assumed under insurance contracts and to stabilize earnings. Nevertheless, there is a risk that a worsening of conditions in the reinsurance market leading to a sharp rise in premiums could cause the Group’s cash flows to suffer. There is also a risk that the Group could experience problems securing adequate reinsurance protection which would inhibit its insurance underwriting capabilities.
There is also a credit risk associated with a reinsurance company that could make recovery of reinsurance claims impossible in the event of bankruptcy.
(v) Risk of loss resulting from unforeseen changes, including changes in economic and social environments
Although insurance companies set premiums levels based on forecasts of probable future damages, the actual amount of damages may exceed projections. This is particularly true when the term of coverage is long because of the possibility of significant changes in the economic and social environments beyond initial expectations during which unforeseen damages might occur. Accordingly, there is a risk that earnings may be reduced from the need to increase reserves.
Furthermore, the Group sells long-term third-sector products, life insurance and saving-type insurance that pay a pre-determined fixed rate of return. However, there is a risk that a change in future interest rates could lead to a change in the valuation amount of insurance liabilities based on the original assumed rate of interest.
(vi) Risk of intensified competition from further industry deregulation and increased entry of new participants
The Group is confronted with a business environment that is becoming increasingly harsh due to factors such as new entrants into the insurance industry in conjunction with ongoing deregulation and downward pressure on premium levels. There is a risk that earnings will continue to suffer from further deregulation and the increased entry of new participants.
(vii) Risk associated with overseas business
The Group is aggressively pursuing business overseas in areas such as Asia, Europe and the Americas through branches and subsidiaries. With this come the risks of unexpected changes in the political, economic and social environments of these countries as well as regulatory changes and changing exchange rates.

(viii) Risk of leaks of customer information
The Group maintains large amounts of customer information, including personal information, and any large-scale leak of information poses a risk of loss of trust from customers and society not to mention the possibility of sanctions imposed by supervisory authorities with respect to the management practices leading to such leaks. This, in turn, would impact the Group’s business results.
(ix) Business operation risk
This risk relates to the Group’s business activities and includes the risk of losing the trust of customers and society because of administrative errors, legal violations, impropriety by employees, criminal conduct by outside parties, malfunctions of information systems, and the occurrence of accidents or catastrophe. Moreover, there is also the possibility of sanctions imposed by supervisory authorities in response to any of these problems, which would adversely affect the Group’s business results.
(x) Risk of disruption of business
The Group has formulated a business continuity plan and prepared crisis management measures to respond to the occurrence of natural disasters as an earthquake in the Tokyo area or outbreak of disease such as the H1N1 influenza virus. This framework is intended to limit the duration of any disruption of business and enable business operations to be continued. Despite this, however, if such disruption is greater than anticipated, there is a risk that the Group’s business results and financial condition may suffer.
(xi) Risks from changes in applicable law and procedures
The Group conducts business based on the provisions of applicable laws such as the Insurance Business Law of Japan and issues financial reports in accordance with given accounting standards. Due to any future amendment or enactments of these applicable laws or standards, the methods of selling insurance products, product content, as well as the methods for computing insurance reserves and accounting procedures may be changed. These changes have the potential to adversely affect the Group’s business results.
(xii) Risks associated with merger with Aioi and NDGI
The Group integrated its business operations with Aioi and NDGI through an exchange of shares on April 1, 2010. However, a full merger of the Group with Aioi and NDGI is scheduled to take place on October 1, 2010, The following risks are associated with this merger:
a. The benefits and synergies expected from the merger may not be fully realized.
b. There may be turmoil from delays in preparation for the merger or because of changes of business processes associated with the merger.
c. The costs of the merger may be greater than expected from inability to obtain permits and approvals for the merger.
d. The costs of the merger may increase due to unanticipated circumstances.

2. Corporate Group
As there have been no important changes from “Description of Business” and “Affiliated Companies” in the recent Securities Report (filed on June 25, 2009), this section is omitted.
3. Management Policy
(1) The Company’s Basic Management Policy
As an aspiration for the Group, it has adopted the following Mission, Vision, and Values.
“Mission”
To contribute to the development of a vibrant society and help secure a sound future for the planet, by enabling safety and security through the global insurance and financial services business.
“Vision”
To create a world-leading insurance and financial services group that consistently seeks sustainable growth and to enhance enterprise value.
“Values”
- Customer focused: We continuously strive to provide security and achieve customer satisfaction
- Integrity: We are sincere, kind, fair and just in all our dealings with everyone
- Teamwork: We achieve mutual growth by respecting one another’s individuality and opinions, and by sharing knowledge and ideas
- Innovation: We listen to our stakeholders and continuously seek ways to improve our work and business
- Professionalism: We make sustained efforts to improve our skills and proficiency so that we can provide high quality services

(2) Target Management Indices
The Group aims to enhance corporate value by realizing sustainable growth cycle placing improvement of quality at its core, based on the new mid-term management plan “MS&AD New Frontier 2013” launched in FY 2010. The Group also notes “Consolidated Net Premiums Written” and “ROE based on Group Core Profit” (note 1) as the Group’s target management indices, and has adopted medium-term target for FY 2013 as 2.7 trillion yen of consolidated net premiums written and 7% of the ROE based on Group Core Profit.
(Note 1) ROE based on Group Core Profit=Group Core Profit (Note 2) ÷ Consolidated shareholders’ equity (excluding minority interest; average of starting and ending amounts)
(Note 2) Group’s Core Profit = consolidated net income − net capital gains/losses on stock portfolio (gains/losses from sale, etc.) − net evaluation gains/losses on credit derivatives − other incidental factors + equity in earnings of the non-consolidated group companies
(3) The Company’s Medium- to Long-term Management Strategy and Issues that Need to be Addressed
Efforts to meet demands of customers accurately and to improve profitability is becoming more important in the insurance industry, which is yet under severe business circumstances as seen in low increase in number of automobiles owned and aging population, which will cause increased competition between insurance companies.
Under the circumstances, in order to achieve sustainable growth and enhancement of enterprise value of MS&AD Insurance Group, the Company launched new group medium-term management plan “MS&AD New Frontier 2013”.
In this plan, the Company aims to achieve synergies and further improve its profitability through raising efficiency of system development and operation by integrating systems of MSI, Aioi and NDGI, and decreasing costs. The Company also aspires to maintain sound operation of its business by establishing group governance structure with the holding company placed at its center, and also to achieve growth by improving quality of all operations and gain customers’ trust.
MS&AD Insurance Group will actively promote each businesses of domestic non-life insurance business, domestic life insurance business, overseas business, financial services business, and risk-related businesses, and will create globally operating and world-leading insurance and financial services group.

4. Consolidated Financial Statements
(1) Consolidated Balance Sheets

		(Yen in millions)
Items	As of March 31, 2009	As of March 31, 2010
	Amount	Amount
(Assets)
Cash deposits and savings	452,057	313,389
Call loans	31,900	33,700
Securities bought under resale agreements	—	15,998
Monetary claims bought	127,339	108,158
Money trusts	14,476	10,592
Investments in securities	5,110,839	5,497,537
Loans	768,400	749,524
Tangible fixed assets:	262,662	255,039
Land	103,117	100,852
Buildings	134,635	129,358
Construction in progress	1,429	4,427
Other tangible fixed assets	23,480	20,400
Intangible fixed assets:	74,497	78,967
Software	6,876	11,927
Goodwill	63,951	63,004
Other intangible fixed assets	3,669	4,035
Other assets	463,442	459,454
Deferred tax assets	141,831	6,411
Bad debts reserve	(6,737)	(9,149)

Total assets	7,440,709	7,519,625

(Liabilities)
Underwriting funds:	5,848,454	5,781,233
Outstanding claims	793,498	753,784
Underwriting reserves	5,054,956	5,027,448
Debentures	164,960	94,969
Other liabilities	300,724	198,587
Reserve for pension and retirement benefits	80,958	82,424
Reserve for pension and retirement benefits for officers and operating officers	2,409	2,092
Accrued bonuses for employees	12,365	12,713
Reserve under the special law:	4,240	4,302
Reserve for price fluctuation	4,240	4,302
Deferred tax liabilities	3,574	32,221

Total liabilities	6,417,688	6,208,542

(Net assets)
Shareholders’ equity:
Common stock	100,000	100,000
Capital surplus	132,689	132,690
Retained earnings	527,578	541,520
Treasury stock	(4,644)	(14,687)
Total shareholders’ equity	755,623	759,522
Valuation and translation adjustments:
Unrealized gains on investments, net of tax	295,558	582,980
Deferred hedge gains (losses), net of tax	9,671	2,138
Foreign currency translation adjustments	(49,625)	(40,309)
Total valuation and translation adjustments	255,603	544,809

Minority interests	11,794	6,750

Total net assets	1,023,021	1,311,082

Total liabilities and net assets	7,440,709	7,519,625

(2) Consolidated Statements of Income

		(Yen in millions)
Items	FY 2008	FY 2009
	Amount	Amount
Ordinary income and expenses:
Ordinary income:	2,040,013	1,962,689
Underwriting income:	1,831,877	1,812,669
Net premiums written	1,445,651	1,394,164
Deposit premiums from policyholders	165,464	145,026
Investment income on deposit premiums from policyholders	52,874	54,075
Life insurance premiums	133,367	135,165
Reversal of outstanding claims	—	49,876
Reversal of underwriting reserves	33,027	31,417
Other underwriting income	1,491	2,942
Investment income:	203,199	139,902
Interest and dividends received	169,340	143,896
Investment gains on money trusts	118	675
Gains on sale of securities	76,713	19,695
Gains on redemption of securities	3,726	1,727
Gains on derivative transactions	576	24,777
Other investment income	5,598	3,206
Transfer of investment income on deposit premiums from policyholders	(52,874)	(54,075)
Other ordinary income:	4,936	10,118
Equity in gains of affiliates	—	4,878
Other ordinary income	4,936	5,239

Ordinary expenses:	2,053,058	1,909,994
Underwriting expenses:	1,569,947	1,561,117
Net claims paid	892,710	914,691
Loss adjustment expenses	82,270	80,547
Commission and collection expenses	245,696	243,136
Maturity refunds to policyholders	283,405	278,423
Dividends to policyholders	507	1,062
Life insurance claims	36,438	41,716
Provision for outstanding claims	25,002	—
Other underwriting expenses	3,915	1,538
Investment expenses:	170,096	47,021
Investment losses on money trusts	2,661	21
Losses on sale of securities	17,830	17,419
Losses on devaluation of securities	118,122	6,065
Losses on redemption of securities	9,358	4,435
Other investment expenses	22,123	19,079
Operating expenses and general and administrative expenses	302,350	294,960
Other ordinary expenses:	10,664	6,894
Interest paid	1,625	2,254
Provision for bad debts reserve	1,971	2,044
Loss on bad debts	270	131
Equity in losses of affiliates	4,243	—
Other ordinary expenses	2,554	2,463

Ordinary profit (loss)	(13,044)	52,695

Extraordinary income and losses:
Extraordinary income:	27,136	3,592
Gains on sale of fixed assets	1,414	3,592
Reversal of reserve under the special law	25,721	—
Reversal of reserve for price fluctuation	25,721	—
Extraordinary losses:	3,666	6,048
Losses on sale of fixed assets	2,621	2,555
Impairment losses on fixed assets	1,044	3,431
Provision for reserve under the special law	—	61
Provision for price fluctuation reserve	—	61

Income before income taxes	10,425	50,238
Income taxes — current	34,333	18,778
Refund of income taxes for prior periods	(7,307)	(13,950)
Income taxes — deferred	(25,161)	7,330
Total income taxes	1,864	12,158
Minority Interests	369	439

Net income	8,192	37,640

(3) Consolidated Statement of Changes in Net Assets

	FY 2008	FY 2009
	(From April 1, 2008	(From April 1, 2009
	to March 31, 2009)	to March 31, 2010)

Shareholder’s equity
Common stock
Balance as of the end of previous FY	—	100,000
Change this year
Increase due to share transfer	100,000	—

Total change this year	100,000	—

Balance as of the end of current FY	100,000	100,000

Capital surplus
Balance as of the end of previous FY	—	132,689
Change this year
Increase from share transfer	132,703	—
Disposal of treasury stock	(13)	0

Total change this year	132,689	0

Balance as of the end of current FY	132,689	132,690

Retained earnings
Balance as of the end of previous FY	—	527,578
Change this year
Increase due to share transfer	534,410	—
Changes due to application of Practical Issues Task Force Report No. 18	8,986	—
Dividend of retained earnings	(24,011)	(22,641)
Change of scope of consolidation		(1,055)
Net income for this year	8,192	37,640

Total change this year	527,578	13,942

Balance as of the end of current FY	527,578	541,520

Treasury stock
Balance as of the end of previous FY	—	(4,644)
Change this year
Acquisition of treasury stock	(4,724)	(10,048)
Disposal of treasury stock	80	4

Total changes this year	(4,644)	(10,043)

Balance as of the end of current FY	(4,644)	(14,687)

Total shareholder’s equity
Balance as of the end of previous FY	—	755,623
Change this year
Increase due to share transfer	767,113	—
Changes due to application of Practical Issues Task Force Report No. 18	8,986	—
Dividend of retained earnings	(24,011)	(22,641)
Change of scope of consolidation	—	(1,055)
Net income for the year	8,192	37,640
Acquisition of treasury stock	(4,724)	(10,048)
Disposal of Treasury stock	66	5

Total change this year	755,623	3,899

	FY 2008	FY 2009
	(From April 1, 2008	(From April 1, 2009
	to March 31, 2009)	to March 31, 2010)

Balance as of the end of current FY	755,623	759,522

Valuation and translation adjustments
Valuation differences of other marketable securities
Balance as of the end of previous FY	—	295,558
Change this year

Change (net) this year on items other than shareholders’ equity	295,558	287,422

Total change this year	295,558	287,422

Balance as of the end of current FY	295,558	582,980

Deferred hedge profits/losses
Balance as of the end of previous FY	—	9,671
Change this year
Change (net) this year on items other than shareholders’ equity	9,671	(7,532)

Total change this year	9,671	(7,532)

Balance as of the end of current FY	9,671	2,138

Foreign currency translation adjustments
Balance as of the end of previous FY	—	(49,625)
Change this year
Change (net) this year on items other than shareholders’ equity	(49,625)	9,316

Total change this year	(49,625)	9,316

Balance as of the end of current FY	(49,625)	(40,309)

Total valuation and translation adjustments
Balance as of the end of previous FY	—	255,603
Change this year
Change (net) this year on items other than shareholders’ equity	255,603	289,206

Total change this year	255,603	289,206

Balance as of the end of current FY	255,603	544,809

Minority interests
Balance as of the end of previous FY	—	11,794
Change this year
Change (net) this year on items other than shareholders’ equity	11,794	(5,044)

Total change this year	11,794	(5,044)

Balance as of the end of current FY	11,794	6,750

Total net assets
Balance as of the end of previous FY	—	1,023,021
Change this year
Increase from share transfer	767,113	—
Changes due to application of Practical Issues Task Force Report No. 18	8,986	—
Dividend of retained earnings	(24,011)	(22,641)
Change of scope of consolidation	—	(1,055)
Net income for this year	8,192	37,640
Acquisition of treasury stock	(4,724)	(10,048)
Disposal of treasury stock	66	5
Change (net) this year on items other than shareholders’ equity	267,398	284,161

Total change this year	1,023,021	288,060

Balance as of the end of current FY	1,023,021	1,311,082

(4) Consolidated Statements of Cash Flows
(Yen in millions)

	FY 2008	FY 2009
	(From April 1, 2008	(From April 1, 2009
	to March 31, 2009)	to March 31, 2010)

Cash flows from operating activities
Income before income taxes	10,425	50,238
Depreciation	22,157	22,897
Impairment loss on fixed assets	1,044	3,431
Amortization of goodwill	4,126	4,265
Amortization of negative goodwill	(16)	(20)
Increase(decrease) in outstanding claims	36,371	(53,150)
Increase(decrease) in underwriting reserve	(32,255)	(33,813)
Increase(decrease) in bad debts reserve	1,777	2,318
Increase(decrease) in reserve for employees’ retirement and severance benefits	3,165	1,417
Increase(decrease) in reserve for pension and retirement benefits for officers and operating officers	(297)	(317)
Increase(decrease) in accrued bonuses for employees	(772)	317
Increase(decrease) in reserve for price fluctuation	(25,721)	61
Interest and dividend income	(169,340)	(143,896)
Losses(gains) on investment in securities	64,871	6,497
Losses(gains) on investment in derivative transactions	(576)	(24,777)
Interest expenses	1,625	2,254
Foreign exchange losses(gains)	8,494	364
Losses(gains) on disposal of tangible fixed assets	1,206	(1,036)
Equity in losses(gains) of affiliates	4,243	(4,878)
Decrease(increase) in other assets	(27,553)	(16,062)
Increase(decrease) in other liabilities	(2,415)	(4,914)
Others	9,672	14,259

Subtotal	(89,767)	(174,543)

Interest and dividends received	169,309	145,400
Interest paid	(1,652)	(2,331)
Income tax paid	(39,276)	(24,518)
Income tax refunded	—	22,062

Total cash flows from operating activities	38,612	(33,930)

Cash flows from investing activities
Net increase(decrease) in deposit at banks	(43,923)	22,411
Purchase of monetary claims bought	(3,000)	—
Proceeds from sales and redemption of monetary claims bought	3,692	4,934
Purchase of money trusts	(3)	(13)
Proceeds from sales of money trusts	33,090	5,400
Purchase of securities	(890,529)	(694,015)
Proceeds from sales and redemption of securities	953,708	777,651
Investment in loans	(207,492)	(196,526)
Collection of loans	240,622	214,682
Increase(decrease) in cash received under securities lending transactions	24,466	(60,508)
Others	4,980	(391)

Total cash flows from financial investments	115,611	73,625

Total cash flows from operating activities and financial investments	154,224	39,695

Acquisition of tangible fixed assets	(17,572)	(17,387)
Proceeds from sales of tangible fixed assets	2,775	5,373
Acquisition of intangible fixed assets	(2,657)	(8,300)
Others	(3,661)	(569)

Total cash flows from investing activities	94,495	52,741

Cash flows from financing activities
Issuance of short-term bonds	16,949	—
Redemption of short-term bonds	(47,000)	—

	FY 2008	FY 2009
	(From April 1, 2008	(From April 1, 2009
	to March 31, 2009)	to March 31, 2010)

Issuance of corporate bonds	64,967	—
Redemption of corporate bonds	—	(70,000)
Acquisition of treasury stock	(4,724)	(10,048)
Cash dividends paid	(23,987)	(22,610)
Cash dividends paid to minority shareholders	(1,235)	(910)
Others	(785)	(751)

Total cash flows from financing activities	4,184	(104,320)

Effect of exchange rate changes on cash and cash equivalents	(45,943)	8,553

Net change in cash and cash equivalents	91,349	(76,955)

Balance of cash and cash equivalents at beginning of fiscal year	364,081	455,430
Decrease of cash and cash dividends due to exclusion from consolidation	—	(1,316)

Balance of cash and cash equivalents as of the end of FY	455,430	377,158

(5) Notes regarding Going Concern Assumption
Not Applicable
(6) Basis of Presenting Consolidated Financial Statements

Current Consolidated Fiscal Year
Items	(From April 1, 2009 to March 31, 2010)
1. Matters concerning Scope of Consolidation	Number of consolidated subsidiaries:

Names of principal consolidated subsidiaries:

Mitsui Sumitomo Insurance Co., Ltd. Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. MSIG Holdings (Americas), Inc. Mitsui Sumitomo Insurance (London Management) Ltd MSIG Mingtai Insurance Co., Ltd.

Due to the Company having newly established MSIG Insurance (Lao) Co., Ltd., this firm has been included in the scope of consolidation from the current fiscal year.

On the contrary, Mitsui Sumitomo Insurance Company (Hong Kong) Limited and Thousand Fortune Islands Corporation has been excluded from the scope of consolidation from the current fiscal year, due to loss of importance from business reorganization for the former and for the latter, redemption of its debentures the Company held which made the Company its parent company since the Company covered more than half the amount of its financing.

2. Matters concerning Accounting	(1) Standards and methods of valuation for securities (including items classified as “Cash deposits and savings” or “Monetary claims bought” under the Enforcement Regulations for the Insurance Business Law)

(i) Valuations of held-to-maturity securities are according to the depreciation cost method.

(ii) Valuations of shares of unconsolidated subsidiaries and affiliated companies not accounted for by the equity method are according to the cost method on a moving average cost basis.

(iii) Valuations of “underwriting reserve supported bonds” in accordance with the “Interim Handling for Accounting and Auditing of the “underwriting reserve supported bonds” in the Insurance Industry” (Report No. 21 issued by the Industrial Classification Audit Committee, The Japanese Institute of Certified Public Accountants, November 16, 2000) are according to the depreciation cost method on a moving average cost basis.

A summary of the newly established risk management policy for underwriting reserve supported bonds is as follows:

The Company is establishing a small segment of the “lump-sum payment old-age insurance” that was launched at a consolidated life insurance

Current Consolidated Fiscal Year
Items	(From April 1, 2009 to March 31, 2010)
subsidiary to appropriately manage fluctuation risks for the interest accruing on its assets and the owed interest accruing on its liabilities, and will adopt an operating policy of matching the duration of the underwriting reserve supported bonds with the underwriting reserve during fixed intervals.

(iv) Valuations of marketable securities classified as other securities are according to market value as of the end of the fiscal year under review with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in net assets. The cost of securities sold is also calculated by the moving average method.

(v) Valuations of securities classified as other securities of which price are extremely difficult to be determined are according the depreciation cost method on a moving average cost basis.

(vi) Valuations of securities managed as trust assets and included in money trusts that are independently managed mainly for the purpose of securities investment are according to the market price method.

(Change in principles of accounting methods and accounting procedures) Application of “Accounting Standard for Financial Instruments”

The scope of marketable securities has been changed from this current fiscal year applying “Accounting Standard for Financial Instruments” (Corporate Accounting Standard No. 10 (last amended on March 10, 2008)). Application of the accounting standard has little influence on the consolidated financial statements.

(2) Reserve for retirement benefits for employees

To provide a reserve for the retirement benefits of employees, an amount recognized as incurred at the end of the consolidated fiscal year is calculated based on the estimated amount of benefits obligations and plan assets as of March 31, 2009.

Prior service cost is amortized as incurred by the straight-line method over the average remaining years of service of the employees.

Actuarial gains or losses are amortized in the year following the year in which such difference occurred by the straight-line method over the average remaining years of services of the employees.

Some consolidated subsidiaries adopt the simplified tax effect accounting method for the purpose of calculating the retirement benefit obligations.

(Change in principles of accounting methods and accounting procedures)

Application of “3rd Amendment to “Accounting Standard for Retirement Benefits””

“3rd Amendment to “Accounting Standard for Retirement Benefits”” (Corporate Accounting Standard No. 19 (last amended on July 31, 2008)) has been applied from this current fiscal year. Application of the accounting standard has no

Current Consolidated Fiscal Year
Items	(From April 1, 2009 to March 31, 2010)
influence on the consolidated financial statements, since the same reduction rate as the former method is applied.
(Note) As there have been no important changes from the recent Securities Report (filed on June 25, 2009), notes other than shown above is omitted.
(7) Notes about the Consolidated Financial Statements
(Notes to Consolidated Balance Sheet)
Current Consolidated Fiscal Year
(From April 1, 2009 to March 31, 2010)
1. The cumulative amount of depreciation intangible fixed assets is ¥286,738 million, and the advanced depreciation amount is ¥18,713 million.
2. The shares of non-consolidated subsidiaries and affiliated companies are as follows:

Securities (stock):	¥28,577 million
Securities (foreign securities):	¥7,972 million
Securities (other securities):	¥6,164 million
3. The amount of loans to financially impaired parties, overdue loans, receivables in arrears for three months or more, receivables to which eased loan conditions were granted, and the total amount thereof are as follows:
(1) Loans to financially impaired parties and overdue loans mount to ¥1,441 million and ¥2,426 million, respectively.
     Loans to financially impaired parties mean the loans without accrued unpaid interest (defined below), with respect to which such event as provided for in Article 96, Paragraph 1, Items 3-(a) through (e), or Item 4 of the Corporation Tax Enforcement Order (Government Ordinance No. 97, 1965) (provision limit for bad debt reserve) has occurred. The Loans without accrued unpaid interest represent those loans on which accrued interest receivable is not recognized because repayments of principal or interest were overdue for considerable periods and they are regarded as uncollectible (excluding the portion of loans that were written off) (hereinafter referred to as the “Loans without accrued unpaid interest”).
     Overdue loans represent loans without accrued unpaid interest except for loans to financially impaired parties and loans that have been granted grace for interest payments for the purpose of restructuring the debtor, or supporting the debtor in financial difficulty.
(2) Among loans receivables, receivables in arrears for three months or more amounts to ¥855 million.
     Receivables in arrears for three months or more mean loans receivable for which payment of principal or interest is in arrears for three months or more from the day next following the stated payment date and which do not fall under receivables from debtors who are under collapse of management or receivables in arrears.
(3) Among loans receivables, receivables to which eased loan conditions were granted amount to ¥2,043 million.
     Receivables to which eased loan conditions were granted mean loans receivable for which such arrangements as will be favorable to debtors including reduction or exemption of interest, postponement of interest payment or grant of grace period for the principal, abandonment of debts or others have been made, and which do not fall under receivables from debtors who are under collapse of management, receivables in delay or receivables in arrears for 3 months or more.
(4) Total of receivables from debtors who are under collapse of management, receivables in delay, receivables in arrears for three months or more, and receivables to which eased conditions were granted amounts to ¥6,766 million.
4. Assets pledged as collateral comprise the security for deposits of ¥76,040 million, cash, deposits and savings of ¥3,335 million and tangible fixed assets of ¥244 million. These are mainly deposited assets for overseas operations and deposited securities for the Real-Time Gross Settlement (RTGS) system of the current account at the Bank of Japan.

5. Investment securities include loans in the aggregate amount of ¥39,791 million by a loan for consumption agreement.
6. Mitsui Sumitomo Insurance Co., Ltd. is guaranteeing the execution of transactions that limited partnerships undertake. The total present value of such transactions covered by this guarantee as of March 31, 2010 amounts to ¥177,933 million, but they have not been reckoned as customer liabilities under acceptance and guarantees or as liabilities under acceptance and guarantees because there is no substantial guaranteed amount taking account of collaterals.
7. The Company has entered into an agreement with Mitsui Sumitomo Insurance Co., Ltd. to maintain net assets with Mitsui Sumitomo MetLife Insurance Co., Ltd., an affiliated company of ours, in order to provide funds in case the amount of net assets of that company is lower than specified standards or current assets are insufficient for the payment of loans. Total liabilities of Mitsui Sumitomo MetLife Insurance Co., Ltd. as of March 31, 2010 amount to ¥3,081,115 million (including underwriting funds of ¥3,068,340 million) and total assets amount to ¥3,116,508 million.
     The agreement is not intended to guarantee the payment of liabilities of Mitsui Sumitomo MetLife Insurance Co., Ltd. As of March 31, 2010, net assets of Mitsui Sumitomo MetLife Insurance Co., Ltd. were higher than the specified standards and there was no insufficiency in current assets.
8. The balance of loans un-extended for loan commitment agreements is ¥1,856 million.
(Notes to Consolidated Statements of Income)
Current Consolidated Fiscal Year
(From April 1, 2009 to March 31, 2010)
1. A breakdown of major business expenses is as follows:

Agency commissions	¥252,437 million
Salaries	¥141,502 million
          Business expenses are the aggregate amount of loss adjustment expenses, operating expenses and general and administrative expenses, and commission and brokerage expenses in the accompanying consolidated statement of income.
2. Impairment losses on the following assets for the fiscal year under review are as stated below:

			Impairment	(Millions of yen)
Holding purpose	Types	Properties	loss	Item
Real property for rent	Land & buildings	Total of 2 properties including building for rent owned by the Company in Aichi Prefecture	1,358	Land Buildings	526 831
Idle real property and real property for sale	Land & buildings	Total of 3 properties including house buildings for employees owned by the Company in Chiba Prefecture	2,073	Land Buildings	1,882 190
          The real property for insurance businesses is classified as one asset group in the entire insurance business while the real property for rent, idle real property, and real property as groups individually by property.
          Due to the decline in prices of real property and that some of the real properties are to be sold, the Company reduced the carrying value of these assets to a collectible amount and the decreased amount is stated as an impairment loss of ¥3,431 million in extraordinary loss.
          The Company establishes the collectible amount of the real property valued at either net selling value or use value, whichever is the higher. Net selling value is calculated based on an expected selling value or inheritance tax valuation using road rating, and the use value is calculated by the future cash flows after discounting 5.5%.

(Notes to Consolidated Statements of Net Assets)
Current Fiscal Year (From April 1, 2009 through March 31, 2010)
1. Matters concerning class and total number of shares issued and class and total number of shares of treasury stock

		Number of shares	Number of shares
		increased during	decreased during
	Number of shares as	the fiscal year	the fiscal year	Number of shares as
	of March 31, 2008	under review	under review	of March 31, 2009
	(1000 shares)	(1000 shares)	(1000 shares)	(1000 shares)
Shares issued
Shares of common stock	421,320	—	—	421,320
Total	421,320	—	—	421,320
Treasury stock
Shares of common stock	2,020	4,348	2	6,367
Total	2,020	4,348	2	6,367
(Note)	1.	The increase of 4,348 thousand shares of treasury stock of common stock is owing to an increase of 4,329 thousand shares resulting from purchases of shares in the market and an increase of 19 thousand shares resulting from purchase of sub-lot shares by the Company.

	2.	The decrease of 2 thousand shares of common stock is due to the sale of sub-lot shares.
2. Matters concerning Cash Dividends
(1) Dividends paid

		Total amount of
		dividends	Dividend per share
Resolutions	Class of shares	(Millions of yen)	(in Yen)	Record date	Effective date
Annual Shareholders Meeting held on June 25, 2009	Shares of common stock	11,321	27	Mar. 31, 2009	June 26, 2009
Meeting of the Board of Directors held on November 19, 2009	Shares of common stock	11,320	27	Sept. 30, 2009	Dec. 10, 2009
(2) Of the dividends whose record date was in the accounting year under review, those dividends whose effective date will be in the following accounting year

		Total amount of
Resolution		dividends		Dividend per share
(scheduled)	Class of shares	(Millions of yen)	Dividend assets	(in Yen)	Record date	Effective date
Annual Shareholders Meeting to be held on June 29, 2010	Shares of common stock	11,203	Retained earnings	27	Mar. 31, 2010	June 30, 2010

(Notes to Consolidated Statements of Cash Flows)
Current Consolidated Fiscal Year
(From April 1, 2009 to March 31, 2010)
1. Reconciliation of balance sheet items to cash and cash equivalents outstanding

(As of March 31, 2010)
(Yen in millions)
Cash, deposits and savings	313,389
Call loans	33,700
Receivables under resale agreements	15,998
Monetary claims bought	108,158
Money trust	10,592
Securities	5,497,537
Time deposit with an original maturity of more than 3 months	(58,376)
Monetary claims bought other than cash equivalents	(73,359)
Money trust other than cash equivalents	(9,092)
Securities other than cash equivalents	(5,461,390)
Cash and cash equivalents	377,158
2. Significant non-cash transaction
     The value of assets and liabilities recorded on new finance lease transactions in the current fiscal year was 1,058 million yen.
3. Cash flows from investing activities include cash flows from investments made as part of the insurance business.

(Segment Information)
a. Segment information by lines of business
Previous Consolidated Fiscal Year (From April 1, 2008 through March 31, 2009)
(Yen in millions)

	Non-Life	Life		Eliminations or
	insurance	insurance	Total	corporate	Consolidated
I. Ordinary income and ordinary profit/loss
Ordinary income
(1) Ordinary income from external customers	1,964,022	153,536	2,117,558	77,544	2,040,013
(2) Ordinary income arising from inter segment transactions	2,958	—	2,958	2,958	—
Total	1,966,981	153,536	2,120,517	80,503	2,040,013
Ordinary expenses	1,975,555	157,450	2,133,005	79,947	2,053,058
Ordinary loss	8,574	3,913	12,488	556	13,044
II. Assets, depreciation, impairment losses on fixed assets and capital expenditure
Assets	6,328,170	1,090,883	7,419,053	21,656	7,440,709
Depreciation	21,892	264	22,157	—	22,157
Impairment losses on fixed assets	1,044	—	1,044	—	1,044
Capital expenditure	21,837	379	22,216	—	22,216
(Note)
1.	The categories of operations are grouped to show the actual state of operations of the parent and consolidated subsidiaries.

2.	The principal categories of operations are:
Non-life insurance operations: Non-life insurance underwriting business and asset investment business
Life insurance operations: Life insurance underwriting business and asset investment business
3.	A major component of the “Eliminations or corporate” for “Ordinary income from external customers” for the current financial year is the transfer from “Provision of underwriting reserve” in “Ordinary expenses”, which is included in “Life Insurance segment”, to “Reversal for underwriting reserve” in “Ordinary income” in the interim consolidated statements of income.

4.	Unallocated ordinary expenses within ordinary expenses for the current fiscal year included in “Eliminations or corporate” is ¥3,399 million, and major part of it is expenses concerning management sections of the Company.

5.	Corporate assets of assets for the current fiscal year included in “Eliminations or corporate” is ¥22,529 million, and major part of it is estimated refund of income taxes concerning dividends from its subsidiaries which was withheld from the Company at the source.

6.	Change in accounting policy Application of “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements”

In accordance with “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements” (Practical Issues Task Force Report No. 18, May 17, 2006), applicable from a consolidated fiscal year commencing on or after April 1, 2008, the Company made necessary adjustments in its consolidated financial statements from the current interim consolidated accounting period. Compared with the method previously adopted by Mitsui Sumitomo Insurance Company, Limited, the wholly-owned subsidiary that conducted the share transfer, in preparing its consolidated financial statements, application of the above standard had the effect increasing decreasing ordinary income by ¥475 million, increasing ordinary expenses by ¥1,392 million and ¥161 million, and also increasing ordinary loss by ¥1,867 million, in “Non-Life insurance segment”.

Current Consolidated Fiscal Year (From April 1, 2009 through March 31, 2010)
(Yen in millions)

	Non-Life	Life		Eliminations or
	insurance	insurance	Total	corporate	Consolidated
I. Ordinary income and ordinary profit/loss
Ordinary income
(1) Ordinary income from external customers	1,875,074	160,476	2,035,550	72,861	1,962,689
(2) Ordinary income arising from inter segment transactions	1,642	—	1,642	1,642	—
Total	1,876,716	160,476	2,037,193	74,503	1,962,689
Ordinary expenses	1,828,707	155,452	1,984,159	74,165	1,909,994
Ordinary profit	48,009	5,023	53,033	338	52,695
II. Assets, depreciation, impairment losses on fixed assets and capital expenditure
Assets	6,343,385	1,168,528	7,511,914	7,711	7,519,625
Depreciation	22,337	556	22,893	3	22,897
Impairment losses on fixed assets	3,431	—	3,431	—	3,431
Capital expenditure	24,144	2,727	26,871	173	27,044
(Note)
1.	The categories of operations are grouped to show the actual state of operations of the parent and consolidated subsidiaries.

2.	The principal categories of operations are:
Non-life insurance operations: Non-life insurance underwriting business and asset investment business
Life insurance operations: Life insurance underwriting business and asset investment business
3.	A major component of the “Eliminations or corporate” for “Ordinary income from external customers” for the current financial year is the transfer from “Provision of underwriting reserve” in “Ordinary expenses”, which is included in “Life Insurance segment”, to “Reversal for underwriting reserve” in “Ordinary income” in the interim consolidated statements of income.

4.	Unallocated ordinary expenses within ordinary expenses for the current fiscal year included in “Eliminations or corporate” is ¥3,078 million, and major part of it is expenses concerning management sections of the Company.

5.	Corporate assets of assets for the current fiscal year included in “Eliminations or corporate” is ¥8,158 million, and major part of it is estimated refund of income taxes concerning dividends from its subsidiaries which was withheld from the Company at the source.

b. Segment information by location
Previous Consolidated Fiscal Year (From April 1, 2008 through March 31, 2009)
(Yen in millions)

						Eliminations or
	Japan	Asia	Europe	Americas	Total	corporate	Consolidated
I Ordinary income and ordinary profit/loss
Ordinary income
(1) Ordinary income from external customers	1,858,705	77,704	94,631	41,190	2,072,231	32,217	2,040,013
(2) Ordinary income arising from inter segment transactions	5,462	247	75	20	5,806	5,806	—
Total	1,864,167	77,952	94,706	41,211	2,078,038	38,024	2,040,013
Ordinary expenses	1,845,811	74,505	131,036	34,527	2,085,881	32,822	2,053,058
Ordinary profit/(loss)	18,356	3,446	(36,329)	6,683	(7,842)	5,201	(13,044)
II Assets	6,813,907	226,456	229,669	161,272	7,431,305	9,404	7,440,709
(Note)
1.	The categories of countries or regions are based on geographic proximity.

2.	The principal countries or regions belonging to categories other than Japan are,
(1) Asia: Malaysia, Taiwan and Singapore
(2) Europe: U.K. and Ireland
(3) Americas: U.S.A., Brazil and Bermuda
3.	A major component of the “Eliminations or corporate” for “Ordinary income from external customers” for the current fiscal year is the transfer from “Reversal of outstanding claims” in “Ordinary income” included in “Japan segment”, to “Provision for outstanding claims” in “Ordinary expenses” in the consolidated statements of income.

4.	Unallocated ordinary expenses within ordinary expenses for the current fiscal year included in “Eliminations or corporate” is ¥3,399 million, and major part of it is expenses concerning management sections of the Company.

5.	Corporate assets of assets for the current fiscal year included in “Eliminations or corporate” is ¥22,529 million, and major part of it is estimated refund of income taxes concerning dividends from its subsidiaries which was withheld from the Company at the source.

6.	Change in accounting policy Application of “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements”

In accordance with “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements” (Practical Issues Task Force Report No. 18, May 17, 2006), applicable from a consolidated fiscal year commencing on or after April 1, 2008, the Company made necessary adjustments in its consolidated financial statements from the current interim consolidated accounting period. Compared with the method previously adopted by Mitsui Sumitomo Insurance Company, Limited, the wholly-owned subsidiary that conducted the share transfer, in preparing its consolidated financial statements, application of the above standard had the effect of increasing ordinary expenses by ¥946 million and decreasing ordinary profit by the same amount, respectively, in “Asia segment”, decreasing ordinary income by ¥879 million, increasing ordinary expenses by ¥12 million and decreasing ordinary profit by ¥891 million, respectively, in “Europe segment”, and increasing ordinary expenses by ¥29 million and decreasing ordinary profit by the same amount, respectively, in “Americas segment”.

Current Consolidated Fiscal Year (From April 1, 2009 through March 31, 2010)
(Yen in millions)

						Eliminations or
	Japan	Asia	Europe	Americas	Total	corporate	Consolidated
I Ordinary income and ordinary profit/loss
Ordinary income
(1) Ordinary income from external customers	1,745,539	72,802	105,887	43,950	1,968,179	5,489	1,962,689
(2) Ordinary income arising from inter segment transactions	7,703	266	86	14	8,070	8,070	—
Total	1,753,242	73,069	105,973	43,964	1,976,250	13,560	1,962,689
Ordinary expenses	1,714,097	64,964	104,052	33,656	1,916,771	6,776	1,909,994
Ordinary profit/(loss)	39,144	8,105	1,920	10,308	59,478	6,783	52,695
II Assets	6,911,802	236,388	209,031	164,382	7,521,605	1,980	7,519,625
(Note)
1.	The categories of countries or regions are based on geographic proximity.

2.	The principal countries or regions belonging to categories other than Japan are,
(1) Asia: Malaysia, Taiwan and Singapore
(2) Europe: U.K. and Ireland
(3) Americas: U.S.A., Brazil and Bermuda
3.	A major component of the “Eliminations or corporate” for “Ordinary income from external customers” for the current fiscal year is the transfer from “Provision of underwriting reserve” in “Ordinary expenses is included in “Asia segment” and “Americas segment”, to “Reversal for underwriting reserve” in “Ordinary income” in the consolidated statements of income.

4.	Unallocated ordinary expenses within ordinary expenses for the current fiscal year included in “Eliminations or corporate” is ¥3,078 million, and major part of it is expenses concerning management sections of the Company.

5.	Corporate assets of assets for the current fiscal year included in “Eliminations or corporate” is ¥8,158 million, and major part of it is estimated refund of income taxes concerning dividends from its subsidiaries which was withheld from the Company at the source.

c. Overseas sales
Previous Consolidated Fiscal Year (From April 1, 2008 through March 31, 2009)
(Yen in millions)

	Asia	Europe	Americas	Total
I Overseas sales	111,135	94,590	53,514	259,240
II Consolidated sales				2,040,013
III Proportion of overseas sales to consolidated sales (%)	5.45	4.64	2.62	12.71
(Note)
1.	The categories of countries or regions are based on geographic proximity.

2.	The principal countries or regions belonging to categories other than Japan are,
(1) Asia: Malaysia, Taiwan and Singapore
(2) Europe: U.K. and Ireland
(3) Americas: U.S.A., Brazil and Bermuda
3.	Overseas sales are the sum of overseas sales of the consolidated domestic subsidiaries and ordinary income of the consolidated overseas subsidiaries.
Current Consolidated Fiscal Year (From April 1, 2009 through March 31, 2010)
(Yen in millions)

	Asia	Europe	Americas	Total
I Overseas sales	102,367	105,754	54,139	262,262
II Consolidated sales				1,962,689
III Proportion of overseas sales to consolidated sales (%)	5.22	5.39	2.76	13.36
(Note)
1.	The categories of countries or regions are based on geographic proximity.

2.	The principal countries or regions belonging to categories other than Japan are,
(1) Asia: Malaysia, Taiwan and Singapore
(2) Europe: U.K. and Ireland
(3) Americas: U.S.A., Brazil and Bermuda
3.	Overseas sales are the sum of overseas sales of the consolidated domestic subsidiaries and ordinary income of the consolidated overseas subsidiaries.

(Tax Effect Accounting)
Previous Consolidated Fiscal Year (From April 1, 2008 through March 31, 2009)
1. Significant components of deferred tax assets and liabilities

(Yen in millions)
Deferred tax assets
Investment in securities	49,813
Land	11,440
Software	21,006
Underwriting reserve	171,214
Outstanding claims	21,562
Reserves for pension and retirement benefits	29,084
Other	40,829
Total gross deferred tax assets	344,951
Less valuation allowance	(23,974)
Total net deferred tax assets	320,977
Deferred tax liabilities
Unrealized gains on investments	(167,880)
Other	(14,840)
Total gross deferred tax liabilities	(182,720)
Total deferred tax liabilities net of deferred tax assets	138,256
2. A reconciliation of the significant difference between domestic statutory tax rate and the effective income tax rate after application of deferred tax accounting is as follows

(Units: %)
Domestic statutory tax rate	40.7
(Adjustments)
Losses at consolidated subsidiaries (tax effect unrecognized)	132.5
Deduction for dividends received	(88.8)
Deemed capital losses due to property dividend at consolidated subsidiaries	(87.9)
Tax rate difference from consolidated subsidiaries	(37.0)
Elimination of dividends received from consolidated subsidiaries	19.8
Investment profit/losses by equity method	18.5
Depreciation of goodwill and negative goodwill	16.3
Other	3.8
Applied tax rates of income taxes after application of tax effect accounting	17.9
Current Consolidated Fiscal Year (From April 1, 2009 through March 31, 2010)
1. Significant components of deferred tax assets and liabilities

(Yen in millions)
Deferred tax assets
Investment in securities	41,157
Land	12,354
Software	20,498
Underwriting reserve	181,499
Outstanding claims	24,221
Reserves for pension and retirement benefits	29,602
Other	28,915
Total gross deferred tax assets	338,248
Less valuation allowance	(23,886)
Total net deferred tax assets	314,362
Deferred tax liabilities
Unrealized gains on investments	(328,939)
Other	(11,232)
Total gross deferred tax liabilities	(340,171)
Total deferred tax liabilities net of deferred tax assets	(25,809)
2. A reconciliation of the significant difference between domestic statutory tax rate and the effective income tax rate after application of deferred tax accounting is as follows

(Units: %)
Domestic statutory tax rate	40.7
(Adjustments)
Tax rate difference from consolidated subsidiaries	(13.0)
Deduction for dividends received	(11.2)
Elimination of dividends received from consolidated subsidiaries	5.8
Other	1.9
Applied tax rates of income taxes after application of tax effect accounting	24.2

(Financial Products)
1. Matters relating to status of financial instruments
(1) Policy regarding financial instruments
     The MS&AD Insurance Group (“the Group”) aims to increase net assets based on market value by increasing returns that take into account all kinds of costs (return after cost deduction), including funding costs, various expenses, and costs associated with risk. While considering liquidity, the Group manages assets by utilizing financial instruments. To prepare for the payment of liabilities associated with insurance policies, such as insurance payments, maturity repayments, and cancellation returns, Mitsui Sumitomo Insurance Co., Ltd. is endeavoring to insure the stability of returns on investment and the security of assets by continually adopting measures to improve risk management methods, such as the promotion of asset liability management (ALM) that takes into account the characteristics of these liabilities. In addition, the basic policy of Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. is to secure stable earnings over the long term by placing the utmost priority on security while focusing on ALM.
     Furthermore, the Group’s cash inflows are derived from insurance business earnings and asset management earnings, which are strongly influenced by changes in the external environment such as natural disasters and trends in financial markets. In order to enhance the efficiency of funds operations in a variety of environments, Mitsui Sumitomo Insurance Co., Ltd. raises funds through such means as issuing corporate and short-term bonds in response to needs.
(2) Description of financial instruments and associated risks
     The financial instruments held by the Group are mainly marketable securities, including government bonds and corporate debentures, equities, and foreign bonds, as well as additional instruments such as loans. The Group mainly holds marketable securities as “other securities”, based on their purpose, while some marketable securities are held as “securities held to maturity.” In addition, Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. holds bonds that act as reserves matched to payout of insurance policies. Risks related to asset management comprise market risk based on fluctuation in interest rates, share prices, and exchange rates, etc., credit risk pertaining to issuers of marketable securities and loan counterparties, and liquidity risk where losses can be incurred due to unavoidable transactions at remarkably low prices because of a crash in the market and so forth.
     Since hedge accounting is not applicable to derivative transactions, Mitsui Sumitomo Insurance Co., Ltd. uses interest rate swap agreements to control interest rate risk, and currency exchange contracts and currency options trading to hedge against exchange rate risk. Taking the risks inherent in certain transactions into consideration, the company maximizes returns by using interest rate-related, currency-related, equity-related, and bond-related derivative transactions, credit derivative transactions, and weather derivative transactions, etc. In addition, Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. uses forward exchange transactions to appropriate funds for trading of securities in foreign currencies and interest rate receipts.
     Concerning derivatives where hedge accounting is applied Mitsui Sumitomo Insurance Co., Ltd. accounts for stock transfer contracts for hedging risks arising from stock price fluctuations under the deferral hedge accounting method. Currency swap contracts for hedging foreign exchange risks related to foreign-denominated bonds are accounted for under the deferral hedge accounting method, and some forward exchange contracts are accounted for under the fair value hedge accounting method or subject to appropriation. Interest rate swap contracts for hedging risks arising from fluctuations in cash flow of loans or bonds relating to fluctuations in interest rates are accounted for using the deferral hedge accounting method or the exceptional method.
     Hedging effectiveness is also assessed quarterly by comparing the cumulative fluctuations in prices or cash flows between the hedged items and the hedging instruments during the periods from the hedging start dates to the assessment dates. But when hedged items and hedging instruments are highly and clearly interrelated or when interest swap transactions meet the criteria for applying the exceptional method, the assessments for the effectiveness of hedging are omitted.
     Also, interest rate swap contracts executed to appropriately control the risk of fluctuations in interest rates with respect to ALM (asset—liability management) are accounted for using the deferral hedge accounting method and are subject to effectiveness assessment pursuant to the Accounting and Auditing Treatment Regarding the Application of Accounting Standards for Financial Products in the Insurance Industry as set out in the Board of Auditors Report by Industry: No. 26 (Japanese Institute of Certified Public Accountants, September 3, 2002). The assessment of the effectiveness of the hedges is carried out by examining the state of interest rates that affect the calculation of the theoretical price of both the hedged items and the hedging instrument.
     Derivatives entail two types of risk—risk of changes in the market value of the commodity or in the value of underlying asset traded in the derivative (market risk) and risk of fluctuations in the derivative instrument itself. These transactions also encompass risk related to the performance of contracts due to the insolvency, etc. of counterparties (credit risk). The derivative transactions that the Group makes also similarly encompass market risk, related to fluctuation in the prices of the underlying products. However, market risk is offset because market values on underlying assets and their derivatives move in opposite direction on trading that is done for hedging purposes. In addition, to avoid credit risk related to the non-performance of contracts, the Group diversifies its trading among financial institutions, the majority of which have very high credit ratings.
(3) Risk management systems related to financial instruments
     The Group has set limits on authority with respect to overall trading as well as standards on risk management. It conducts all investment and asset management transactions within these constraints while Mitsui Sumitomo Insurance Co., Ltd. and Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. systematically check the daily activities, ensuring separation of duties by keeping back-office administration separate from risk management. It also monitors activities to ensure that operations, types of products, holding limits, risk amounts, and the handling of losses, etc. are done in accordance with regulations. Furthermore, risk management departments evaluate and analyze risks and regularly report on the status of risks to the Board of Directors and other bodies.

a. Management of market risk
     The Group has established and operates a risk management system based on the characteristics of assets, in accordance with management regulations relating to market risk, etc. Mitsui Sumitomo Insurance Co., Ltd. and Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. have established management regulations and a clear set of procedures for each area of investment as well as appropriate limits on amounts held or loss limits as needs arise for both the risk management departments and departments that conduct the trading. Furthermore, the risk management department conducts sensitivity analyses relating to changes in interest rates, exchange rates, and share prices, and measures the VaR (Value at Risk) of market risk. Through these and other activities, they evaluate and manage risks in a multifaceted way.
b. Management of credit risk
     The Group, in accordance with management standards relating to credit risk, has a system of credit risk management. Mitsui Sumitomo Insurance Co., Ltd. and Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. manage the credit risks of issuers of marketable securities and counterparty risk in derivative transactions in departments that execute such transactions and risk management departments by regularly evaluating credit information and market prices. With regard to loans, Mitsui Sumitomo Insurance Co., Ltd. has established a credit management system to examine the creditworthiness of each loan, set limits, manage credit information, rate loans internally, set limits on guarantees and collateral, and to handle problem loans and other such issues in departments that execute such transactions and in the risk management departments.
c. Management of liquidity risk
     The Group divides cash flow conditions into two types—normal and crisis—and manages cash and conducts its operations with consideration to the level of liquidity appropriate to each type of cash flow condition. To maintain and ensure adequate liquidity in a changing environment, the Group adopts diverse strategies in raising funds. Furthermore, in preparation for the occurrence of unforeseen situations such as a decline in market liquidity stemming from a huge natural disaster or confusion in financial markets, the Group manages liquidity risk by holding and monitoring sufficient cash-on-hand and highly liquid marketable securities such as government bonds.
(4) Supplementary explanation regarding the market value of financial instruments, etc.
     The market value of financial instruments is based on market price, but may also include a reasonable calculation of value when the value cannot be derived by the market. The Group adopts certain assumptions in these calculations, and the values may change as assumptions change.
2. Matters relating to market value of financial instruments, etc.
     Consolidated balance sheets as of March 31, 2010, market values and comments regarding variances follows. Assets whose market value cannot be easily determined have not been included in this table. (See (Note) 2)

	Amount on
	consolidated	Market
	balance sheet	value	Difference
	(Millions of yen)	(Millions of yen)	(Millions of yen)
(i) Cash, deposits and savings	313,389	313,389	—
(ii) Call loans	33,700	33,700	—
(iii) Receivables under resale agreements	15,998	15,998	—
(iv) Monetary claims bought	108,158	108,158	—
(v) Money trust	10,592	10,592	—
(vi) Securities
Securities held to maturity	506,307	518,930	12,622
Securities earmarked for policy reserve	4,196	4,405	208
Other securities	4,809,785	4,809,785	—
(vii) Loans	749,524
Bad debt reserve (*1)	(4,014)
	745,509	753,655	8,145
Total assets	6,547,639	6,568,616	20,976
Corporate bonds	94,969	98,150	3,180
Total debts	94,969	98,150	3,180
Derivative transactions (*2)
Hedge accounting unapplied	[6,118]	[6,118]	—
Hedge accounting applies	3,895	3,895	—
Total derivative transactions	[2,222]	[2,222]	—

(*1)	General provisions for loan losses and individual provisions for loan losses have been deducted.

(*2)	Derivative transactions posted under other assets and other liabilities are shown on a lump-sum basis. Net debts and credits produced by derivative transactions are shown in net amounts and, in the total, items that are net debts are shown in [ ].
(Note) 1. Methods used to calculate market value of financial instruments
Assets
(1) Cash and deposits
     The market value of deposits is essentially the same as book value; therefore, deposits are recorded according to the book value.
(2) Call loans
     The market value of call loans is essentially the same as book value; therefore, call loans are recorded according to the book value.
(3) Receivables under resale agreements
     The market value of receivables under resale agreements is essentially the same as book value; therefore, the receivables are recorded according to the book value.
(4) Monetary claims
     The market value of monetary claims is essentially the same as book value; therefore, monetary claims are recorded according to the book value. Amounts for monetary claims other than commercial paper shown in the table are the amounts provided by the transacting financial institution.

(5) Money trusts
     In the case of money trusts, market value is based on prices indicated by trust banks.
(6) Marketable securities
     The market value of equities is based on stock exchange prices and the market value of bonds is based on trading exchange prices or prices indicated by information providers. In addition, the market value of some bonds is based on prices indicated by the transacting financial institutions.
(7) Loans
     As long as there is no material change in the credit of the borrower, the market value of the loans with variable interest rate, which reflects the market interest rate in the short term, is essentially the same as the book value, so the market rate is set at book value. On loans with fixed rate, loans are first classified according to type, maturity, and credit risk; then the present value is determined by discounting future cash flow at a rate derived from applying a credit spread to the appropriate index on government treasuries. The value of a portion of personal loans is determined by discounting future cash flow for each type of instrument at a rate, assuming similar new loans are made under the same conditions.
     Since limits for repayments of loans on insurance policies are not set because the various characteristics of the loans vary such as limits on the loan by repayments at cancellation, the book value is used for the market value, assuming market value is the same as book value given the expected maturity of the loan and interest rate conditions.
     In addition, on loans to bankrupt, near-bankrupt, or potentially bankrupt borrowers, we first determine present value of estimated future cash flow, value of collateral and projected amounts collectable from guarantors to get an estimated amount from the bankruptcy, then subtract the present value of the loan loss from the consolidated balance sheet on that date of settlement to get an amount that is essentially the same as the market value.
Liabilities
     Corporate bonds
     Market value is based on reference prices for over-the-counter bond transactions disclosed by the Japan Securities Dealers Association.
Derivative transactions
     Please refer to notes on (Derivative transactions).
(Note) 2.	Financial instruments for which the market value is difficult to determine are outlined below, and these are not included in “(6) Marketable securities.”
     The market value has not been provided for ¥93,839 million in unlisted equities, ¥39,076 million in investment in capital of partnership where partnership assets are composed of unlisted equities, etc., and ¥1,616 million in corporate bonds because factors to reasonably calculate the value are insufficient due to bankruptcy or future cash flows are unknown.

(Securities)
Previous Consolidated Fiscal Year (From April 1, 2008 through March 31, 2009)
1. Trading securities (As of March 31, 2009)
Not applicable
2. Marketable securities held to maturity (As of March 31, 2009)

	Amount on
	consolidated
	balance sheet	Market value	Difference
Type	(Yen in millions)	(Yen in millions)	(Yen in millions)
Fair values exceed amount on consolidated balance sheet
Public and corporate bonds	448,375	465,551	17,176
Foreign securities	—	—	—

Sub total	448,375	465,551	17,176

Fair values do not exceed amount on consolidated balance sheet
Public and corporate bonds	21,626	20,741	(885)
Foreign securities	4,462	4,439	(23)

Sub total	26,089	25,180	(908)

Total	474,464	490,731	16,267

3. Marketable securities earmarked for policy reserve (As of March 31, 2009)

	Amount on
	consolidated
	balance sheet	Market value	Difference
Type	(Yen in millions)	(Yen in millions)	(Yen in millions)
Fair values exceed amount on consolidated balance sheet
Public and corporate bonds	4,293	4,481	188
Fair values do not exceed amount on consolidated balance sheet
Public and corporate bonds	—	—	—

Total	4,293	4,481	188

4. Other securities with market values (As of March 31, 2009)

		Amount on
		consolidated
	Acquisition cost	balance sheet	Difference
Type	(Yen in millions)	(Yen in millions)	(Yen in millions)
In case amount on consolidated balance sheet exceed acquisition cost
Public and corporate bonds	1,725,074	1,769,784	44,710
Stocks	633,913	1,152,640	518,727
Foreign securities	309,601	329,238	19,637
Others	64,798	67,309	2,510

Sub total	3,733,387	3,318,972	585,585

In case amount on consolidated balance sheet do not exceed acquisition cost
Public and corporate bonds	394,541	384,278	(10,263)
Stocks	155,071	127,571	(27,500)
Foreign securities	715,332	644,029	(71,303)
Others	57,393	52,352	(5,040)

Sub total	1,322,338	1,208,231	(114,107)

Total	4,055,725	4,527,204	471,478

(Note)	1.	Others include beneficiary claims on loan trusts represented as monetary claims bought in consolidated balance sheets.

	2.	Impairment losses of marketable securities available for sale amount to 106,810 million yen. Parent company and its domestic consolidated subsidiaries in principle recognize impairment losses on marketable securities if the fair value is declined by more than 30% of their cost or amortized cost.
5. Securities earmarked for policy reserve sold during the current fiscal year (From April 1, 2008 to March 31, 2009)

	Sold amount	Gains on sale	Losses on sale
Type	(Yen in millions)	(Yen in millions)	(Yen in millions)
Securities earmarked for policy reserve	205	7	—
6. Other securities sold during the current fiscal year (From April 1, 2009 to March 31, 2010)

	Sold amount	Gains on sale	Losses on sale
Type	(Yen in millions)	(Yen in millions)	(Yen in millions)
Other securities	635,387	76,581	17,830

7. Securities without market values and their amounts on consolidated balance sheet (As of March 31, 2009)
(1) Securities held to maturity

Foreign securities	¥1,112 million
Other	¥139,670 million
(Note)	Others include certificate of deposit which are represented as cash deposits and savings, and commercial paper which are represented as monetary claims bought in consolidated balance sheets.
(2) Securities earmarked for policy reserve
Not applicable
(3) Other securities

Public and corporate bonds	¥4,114 million
Stocks	¥89,328 million
Foreign securities	¥39,295 million
Other	¥11,958 million
(Note)	Others include beneficiary claims on loan trusts represented as monetary claims bought in consolidated balance sheets.
8. Details of fixed maturity securities by contractual maturity (As of March 31, 2009)

		Due after one year	Due after five years
	Due within one year	through five years	through ten years	Due after ten years
Type	(Yen in millions)	(Yen in millions)	(Yen in millions)	(Yen in millions)
Government bonds	15,607	281,854	130,675	591,190
Municipal bonds	16,940	39,976	6,542	77,908
Corporate bonds	123,305	614,427	464,601	269,441
Foreign securities	144,445	430,006	121,017	64,612
Others	139,670	997	—	76,706

Total	439,969	1,367,262	722,837	1,079,859

(Note)	Others include certificate of deposit which are represented as cash deposits and savings, and commercial paper which are represented as monetary claims bought in consolidated balance sheets.

Current Consolidated Fiscal Year (From April 1, 2009 through March 31, 2010)
1. Trading securities (As of March 31, 2010)
Not applicable
2. Securities held to maturity (As of March 31, 2010)

	Amount on
	consolidated
	balance sheet	Market value	Difference
Type	(Yen in millions)	(Yen in millions)	(Yen in millions)
Fair values exceed amount on consolidated balance sheet
Public and corporate bonds	448,430 —	462,206 —	13,776 —

Foreign securities	—	—	—

Sub total	448,430	462,206	13,776

Fair values do not exceed amount on consolidated balance sheet
Public and corporate bonds	57,631 245	56,477 245	(1,153 —)
Foreign securities	76,549	76,549	—

Sub total	134,426	133,272	(1,153)

Total	582,857	595,479	12,622

(Note)	Others include certificate of deposit which are represented as cash deposits and savings, and commercial paper which are represented as monetary claims bought in consolidated balance sheets.
3. Securities earmarked for policy reserve (As of March 31, 2010)

	Amount on
	consolidated
	balance sheet	Market value	Difference
Type	(Yen in millions)	(Yen in millions)	(Yen in millions)
Fair values exceed amount on consolidated balance sheet
Public and corporate bonds	4,196	4,405	208
Fair values do not exceed amount on consolidated balance sheet
Public and corporate bonds	—	—	—

Total	4,196	4,405	208

4. Other securities (As of March 31, 2010)

		Amount on
		consolidated
	Acquisition cost	balance sheet	Difference
Type	(Yen in millions)	(Yen in millions)	(Yen in millions)
In case amount on consolidated balance sheet exceed acquisition cost
Public and corporate bonds	1,950,543	1,894,888	55,655
Stocks	1,530,878	671,579	859,299
Foreign securities	458,945	417,955	40,989
Others	78,351	71,809	6,542

Sub total	4,018,718	3,056,232	962,486

In case amount on consolidated balance sheet do not exceed acquisition cost
Public and corporate bonds	282,827	286,440	(3,613)
Stocks	90,696	103,283	(12,587)
Foreign securities	464,408	492,762	(28,353)
Others	26,487	27,128	(640)

Sub total	864,419	909,614	(45,194)

Total	4,883,138	3,965,846	917,291

(Note)	1.	Others include beneficiary claims on loan trusts represented as monetary claims bought in consolidated balance sheets.

	2.	Securities available for sale for which no fair value is obtainable are not included in above table.
5. Securities earmarked for policy reserve sold during the current fiscal year (From April 1, 2009 to March 31, 2010)

	Sold amount	Gains on sale	Losses on sale
Type	(Yen in millions)	(Yen in millions)	(Yen in millions)
Securities earmarked for policy reserve	104	4	—
6. Other securities sold during the current fiscal year (From April 1, 2009 to March 31, 2010)

	Sold amount	Gains on sale	Losses on sale
Type	(Yen in millions)	(Yen in millions)	(Yen in millions)
Public and corporate bonds	102,628	1,785	1,224
Stocks	31,362	12,925	3,377
Foreign securities	266,559	4,856	12,817

Total	400,550	19,567	17,419

7. Impairment losses of securities for the current consolidated fiscal year (From April 1, 2009 to March 31, 2010)
Impairment losses of other securities with market values amount to 6,065 million yen (public and corporate bonds: ¥0 million, stocks: ¥3,004 million, foreign securities: ¥2,553 million, others: ¥508 million) for the current consolidated fiscal year.
The company and its domestic consolidated subsidiaries in principle recognize impairment losses on marketable securities if the fair value is declined by more than 30% of their acquisition cost.

(Monetary Trusts)
Previous Consolidated Fiscal Year (From April 1, 2008 through March 31, 2009)
1. Monetary trusts held for investment purpose (As of March 31, 2009)

	Amount on consolidated balance sheet	Difference included in profit/loss
Type	(Yen in millions)	(Yen in millions)
Monetary trusts	13,727	(1,500)
2. Monetary trusts to be held until maturity (As of March 31, 2009)
Not applicable
3. Monetary trusts not to be held until maturity or for investment purpose (As of March 31, 2009)
There are no monetary trusts that are solely for investment purpose and subject to fair value measurement capitalization. The cost of jointly managed trusts included in the consolidated balance sheets at acquisition cost is 749 million yen.
Current Consolidated Fiscal Year (From April 1, 2009 through March 31, 2010)
1. Monetary trusts held for investment purpose (As of March 31, 2010)

	Amount on consolidated balance sheet	Difference included in profit/loss
Type	(Yen in millions)	(Yen in millions)
Monetary trusts	9,092	(93)
2. Monetary trusts to be held until maturity (As of March 31, 2010)
Not applicable
3. Monetary trusts not to be held until maturity or for investment purpose (As of March 31, 2010)

	Amount on consolidated balance sheet	Acquisition cost	Difference
Type	(Yen in millions)	(Yen in millions)	(Yen in millions)
Monetary trusts	1,500	1,500	—

(Derivative Transactions)
Previous Consolidated Fiscal Year (From April 1, 2008 through March 31, 2009)
1. Qualitative information of derivative transactions
(1) Objectives and policies of transactions
     The company uses derivative transactions primarily as a means of hedging against market risks arising from fluctuations in prices, exchange rates and interest rates affecting an asset investment as well as to adequately control the risk of variations in interest rates.
     Also, in addition to the above, the company also has transaction risk in mind in making use of derivative transactions for the purpose of gaining investment earnings.
     In other consolidated subsidiaries, derivative transactions are used for the purpose of hedging market risk caused by exchange rate fluctuations in investment assets.
(2) Description of transactions
     The derivative transactions used by the company for risk control purposes during the consolidated fiscal year in question are forward foreign exchange transactions, currency option transactions, currency swap transactions, interest rate swap transactions, bond OTC option transactions, swaptions, stock forward transactions, individual stock option transactions and credit derivative transactions.
     Additionally, the derivative transactions used for the purpose of garnering profits, include forward foreign exchange transactions, currency option transactions, interest rate futures transactions, interest rate swap transactions, interest rate cap transactions, interest rate floor transactions, swaptions, bond futures transactions, bond future option transactions, stock index futures transaction, stock index option transactions, credit derivative transactions and weather derivative transactions.
     The derivative transactions used by the consolidated subsidiaries during the consolidated fiscal year in question are forward exchange transactions for hedging purposes.
(3) Description of risks associated with the transactions
     Generally, derivative transactions carry risks associated with fluctuations in market prices (market risk) of the objects of the transactions or risks associated with fluctuations in events which form the basis of the derivative transactions.
     Also, there are also inherent risks (credit risks) that are as with the failure to execute the agreement due to the bankruptcy of the transaction partner or other cause.
     In the same manner, the derivative transactions used by the consolidated subsidiaries have inherent market risks associated with fluctuations in the prices of the objects targeted by the transactions.
     Note, however, that for transactions that are intended as a hedge for risk control, the actual asset and the derivative transaction undergo inverse price fluctuations, so the market risk is reduced or offset.
     Also that in order to avoid credit risk associated with the failure to execute an agreement, the majority of the derivative transaction partners of the parent company and the consolidated subsidiaries have been restricted to financial institutions with high credit ratings and the transactions have been distributed among them.
(4) System for managing transaction risk
The consolidated subsidiaries have established authority and risk-management provisions related to transactions in general, including derivative transactions and derivative transactions are conducted and managed based on these provisions.
     With respect to the daily management of derivative transactions, the department carrying out the transactions and the back office/risk management department are completely separate and the business of handling the types of instruments, the limits on possession, the amount of risk, handling losses and other matters are controlled and monitored to make sure that they are being carried out based on the provisions. Also, the Risk Management Division uses the VaR (value at risk) or similar method to ascertain and analyze the risk affecting the actual assets and makes reports on the state of the risk at regular intervals to the board of directors or similar body.

2. Contract amount, fair value and unrealized gain/loss of derivative financial instrument
     Contract amount of the agreements in derivative transactions is shown as the nominal agreement value or notional principal for the derivative transaction and does not indicate the market risk or credit risk associated with the derivative transactions of the amount itself.
     Note that the option transactions in each of the following tables list the option fees in parentheses below the contract amount.
(1) Currency (As of March 31, 2009)

				Unrealized
	Contract amount		Market value	gains/losses
Type	(Yen in millions)	(over 1 year)	(Yen in millions)	(Yen in millions)
Transactions other than market transactions
Forward exchange
Short
USD	3,860	—	3,874	(13)
EUR	112	—	125	(13)
GBP	4,642	—	3,499	1,143
Long
USD	226	—	226	0
Currency options
Short
Call (USD)	107	—	11	(1)
	10	—
Long
Call (USD)	1,060	—	14	(2)
	17	—
Put (USD)	450	—	0	(12)
	12	—
Put (EUR)	330	—	5	(3)
	9	—

Total	10,789	—	7,757	1,096

(Note)	1.	Method of calculating market value

		(1)	Forward exchange

We use the futures market.

		(2)	Currency options

Based on option pricing models and the like.

	2.	Foreign denominated monetary credits based on “foreign denominated transactions accounting standards Derivative transactions allocated to obligations and the like as well as items to which hedge accounting is applied have been excluded from the items shown.

(2) Interest rates (As of March 31, 2009)

				Unrealized
	Contract amount		Market value	gains/losses
Type	(Yen in millions)	(over 1 year)	(Yen in millions)	(Yen in millions)
Transactions other than market transactions
Interest rate swaps
Receive fixed/pay floating	352,892	284,892	3,959	3,959
Receive floating/pay fixed	311,700	249,200	(4,376)	(4,376)
Interest rate options
Swaption
Short
Call	97,000	—	369	(208)
	160	—
Put	70,500	4,500	65	147
	212	26
Long
Call	107,000	—	509	291
	217	—
Put	63,000	1,000	54	(189)
	243	26
Cap
Long	900	900	0	(12)
	13	13
Floor
Long	900	900	17	4
	13	13

Total	1,003,892	541,392	599	(384)

(Note)	1.	Method of calculating market value

		(1)	Interest rate swaps

Calculated by dividing the future cash flow, which is predicted using the interest rates as of the end of the term, into the current price.

		(2)	Interest rate options

Based on an options pricing calculation model.

	2.	Items to which hedge accounting methods have been applied are excluded from or being listed.

(3) Stocks (As of March 31, 2009)

				Unrealized
	Contract amount		Market value	gains/losses
Type	(Yen in millions)	(over 1 year)	(Yen in millions)	(Yen in millions)
Market transactions
Options on stock price index
Long
Call	1,200	—	25	23
	2	—

Total	1,200	—	25	23

(Note)	Method of calculating market value

Based on the final price at the principal stock exchange.
(4) Bonds (As of March 31, 2009)

				Unrealized
	Contract amount		Market value	gains/losses
Type	(Yen in millions)	(over 1 year)	(Yen in millions)	(Yen in millions)
Market transactions
Bond futures
Long	969	—	967	(1)
Bond futures options
Short
Call	2,800	—	2	14
	17	—
Long
Call	2,810	—	1	(11)
	13	—
Put	2,760	—	11	2
	8	—

Total	9,339	—	983	4

(Note)	Method of calculating market value

Based on the final price at the principal stock exchange.
(5) Credit (As of March 31, 2009)

				Unrealized
	Contract amount		Market value	gains/losses
Type	(Yen in millions)	(over 1 year)	(Yen in millions)	(Yen in millions)
Transactions other than market transactions
Credit derivatives
Short	548,241	505,047	(32,060)	(32,060)

Total	548,241	505,047	(32,060)	(32,060)

(Note)	1.	Method of calculating market value

		Calculated based on such constituent elements as price, agreement period, etc. of the object of the transaction. Additionally, some are based on the price indicated by the financial institution that is the transaction partner.

	2.	“Short” is risk-assuming transaction.

(6) Others (As of March 31, 2009)

				Unrealized
	Contract amount		Market value	gains/losses
Type	(Yen in millions)	(over 1 year)	(Yen in millions)	(Yen in millions)
Transactions other than market transactions
Weather derivatives
Short	1,156	—	(22)	(31)
	7	—
Long	1,146	—	43	37
	5	—
Natural disaster derivatives
Short	9,022	797	127	80
	207	30
Long	8,344	1,469	77	(48)
	126	25
Other
Short	9,848	9,018	(3,911)	(3,897)
	14	—
Long	10,822	10,000	3,911	3,898
	13	—
Comprehensive risk-assuming transaction	—	—	86	86

Total	40,340	21,285	311	124

(Note)	Method of calculating market value

Based on an option pricing model or similar method.

Note also that the comprehensive risk-assuming agreements are calculated using the numerical value indicated by the transaction partner as the basis.

Current Consolidated Fiscal Year (From April 1, 2009 through March 31, 2010)
1. Derivative transactions to which hedge accounting is unapplied
(1) Currency (As of March 31, 2010)

			Market
			value	Unrealized
	Contract amount		(Yen in	gains/losses
Type	(Yen in millions)	(over 1 year)	millions)	(Yen in millions)
Transactions other than market transactions
Forward exchange
Short	7,307	—	135	135
Long	1,120	—	19	19
Currency options
Short	140	—	(18)	(3)
Long	525	—	0	(5)

Total	—	—	136	146

(Note)	1.	Method of calculating market value

		(1)	Forward exchange

We use the futures market.

		(2)	Currency options

Based on option pricing models and the like.

	2.	Method of calculating market value for forward exchanges are changed from method based on futures market to method based on deemed profit/loss.
(2) Interest rates (As of March 31, 2010)

			Market	Unrealized
			value	gains/losses
	Contract amount		(Yen in	(Yen in
Type	(Yen in millions)	(over 1 year)	millions)	millions)
Transactions other than market transactions
Interest rate swaps
Receive fixed/pay floating	584,342	306,092	5,118	5,118
Receive floating/pay fixed	602,700	283,600	(4,636)	(4,636)
Interest rate options
Swaption
Short	53,000	1,000	(294)	(37)
Long	101,133	6,133	500	81
Cap
Long	900	900	0	(13)
Floor
Long	900	900	17	4

Total	—	—	705	516

(Note)	Method of calculating market value
(1)	Interest rate swaps
Calculated by dividing the future cash flow, which is predicted using the interest rates as of the end of the term, into the current price.
(2)	Interest rate options
Based on an options pricing calculation model.

(3) Credit (As of March 31, 2010)

			Market	Unrealized
			value	gains/losses
	Contract amount		(Yen in	(Yen in
Type	(Yen in millions)	(over 1 year)	millions)	millions)
Transactions other than market transactions
Credit derivatives
Short	492,003	340,049	(7,397)	(7,397)

Total	—	—	(7,397)	(7,397)

(Note)	1.	Method of calculating market value

		Calculated based on such constituent elements as price, agreement period, etc. of the object of the transaction. Additionally, some are based on the price indicated by the financial institution that is the transaction partner.

	2.	“Short” is risk-assuming transaction.
(4) Others (As of March 31, 2010)

			Market	Unrealized
			value	gains/losses
	Contract amount		(Yen in	(Yen in
Type	(Yen in millions)	(over 1 year)	millions)	millions)
Transactions other than market transactions
Weather derivatives
Short	1,042	—	(5)	0
Long	1,042	—	5	0
Natural disaster derivatives
Short	9,904	924	(120)	74
Long	9,017	1,385	69	(49)
Other
Short	8,294	6,937	(29)	(29)
Long	9,282	7,922	29	29
Comprehensive risk-assuming transaction	—	—	488	488

Total	—	—	437	514

(Note)	Method of calculating market value

Based on an option pricing model or similar method.

Note also that the comprehensive risk-assuming agreements are calculated using the numerical value indicated by the transaction partner as the basis.

2. Derivative transactions to which hedge accounting is applied
(1) Currency (As of March 31, 2010)

Method of hedge		Major object of	Contract amount		Market value
accounting	Type	hedge transaction	(Yen in millions)	(over 1 year)	(Yen in millions)
Designation of forward exchange, etc.	Forward exchange
	Short	Foreign currency fixed deposits	56,841	—
Market value hedge	Forward exchange Short	Other securities	3,611	—	(114)
Deferral hedge	Currency swaps	Other securities	8,642	2,148	675

	Total		—	—	560

(Note)	1.	Method of calculating market value

		(1)	Forward foreign exchange

We use the futures market.

		(2)	Currency swaps

Based on option pricing models and the like.

	2.	Designation of forward exchange, etc. is processed together with foreign currency fixed deposits which is object of hedge transaction.
(2) Interest rates (As of March 31, 2010)

Method of hedge		Major object of	Contract amount		Market value
accounting	Type	hedge transaction	(Yen in millions)	(over 1 year)	(Yen in millions)
Deferral hedge	Currency swaps Receive fixed/pay floating	Loans	6,365	5,365	111
	Currency swaps Receive fixed/pay floating	Debts concerning insurance contracts	250,770	250,770	3,223

	Total		—	—	3,335

(Note)	Method of calculating market value

Calculated by dividing the future cash flow, which is predicted using the interest rates as of the end of the term, into the current price.

(Pension and Retirement Benefits)
Previous Consolidated Fiscal Year
1. Summary of pension and retirement benefit plans
Some of the consolidated companies including Mitsui Sumitomo Insurance Co., Ltd. have established a lump-sump retirement plan. In addition to this, Mitsui Sumitomo Insurance Co., Ltd. has employees’ pension fund plan as defined payment plan and Mitsui Sumitomo Insurance Co., Ltd. and other domestic consolidated insurance subsidiaries a defined contribution pension plan as defined contribution plan.
Some of the overseas consolidated subsidiaries have retirement benefit plans as defined payment plan or defined contribution plan.
Current Consolidated Fiscal Year
1. Summary of pension and retirement benefit plans
See at left.

2. Details of retirement benefit obligation (as of March 31, 2009)

(Yen in millions)
a. Projected retirement benefit obligation	(264,415)
b. Plan assets	138,674

c. Unfunded obligation (a + b)	(125,741)
d. Unrecognized actuarial losses	44,782
e. Unrecognized prior service costs	—

f. Net amount in consolidated balance sheet (c + d + e)	(80,958)
g. Prepaid pension costs	—

h. Reserve for pension and retirement benefits (f - g)	(80,958)

(Note)
Some of the consolidated subsidiaries adopt the simple method in the calculation of pension and retirement benefit obligations.
2. Details of retirement benefit obligation (as of March 31, 2010)

(Yen in millions)
a. Projected retirement benefit obligation	(269,473)
b. Plan assets	153,654

c. Unfunded obligation (a + b)	(115,818)
d. Unrecognized actuarial losses	33,394
e. Unrecognized prior service costs	—

f. Net amount in consolidated balance sheet (c + d + e)	(82,424)
g. Prepaid pension costs	—

h. Reserve for pension and retirement benefits (f - g)	(82,424)

(Note)
See at left.

3. Items related to pension and retirement benefit costs (From April 1 2008 through March 31, 2009)

(Yen in millions)
a. Service costs	10,391
b. Interest costs	5,220
c. Expected return on plan assets	(4,667)
d. Amortization of actuarial losses	3,375
e. Amortization of prior service costs	—

f. Pension and retirement benefit costs (a + b + c + d + e)	14,320

g. Other	2,458

Total	16,779
(Note)
1.	The pension and retirement benefit costs of the consolidated subsidiaries using the simple method are shown in “a. Service costs.”

2.	The category “g. Other” is the amount of contributions paid to defined contribution plan.
3. Items related to pension and retirement benefit costs (From April 1 2009 through March 31, 2010)

(Yen in millions)
a. Service costs	10,824
b. Interest costs	5,297
c. Expected return on plan assets	(4,153)
d. Amortization of actuarial losses	5,666
e. Amortization of prior service costs	—

f. Pension and retirement benefit costs (a + b + c + d + e)	17,634

g. Other	2,424

Total	20,059
(Note)
See at left.

4. Actuarial assumption for calculation of retirement benefit obligation etc.

a. Attribution method of retirement benefits over service period	The benefit/years of service method
b. Discount rate	Mostly 2.00%
c. Expected rate of return on plan assets	Mostly 3.00%
e. Amortization period for actuarial gains and losses
Defined benefit pension plan and termination allowance plan	4 years
Former a tax qualified defined benefit pension plan	Mostly 10 years
(Expenses are accounted for in the following fiscal year using the straight-line method over a certain number of years and within the average remaining work period of employees at the time of occurrence.)
4. Actuarial assumption for calculation of retirement benefit obligation etc.
See at left.

(Pre-share Information)

Previous Consolidated Fiscal Year		Current Consolidated Fiscal Year
(From April 1, 2008 through March 31, 2009)		(From April 1, 2009 to March 31, 2010)
Net assets less minority interests per share	2,411.70	Net assets less minority interests per share	3,143.32
Net income per share	19.45	Net income per share	89.84
(Note)	1.	With respect to the net income per share this term after adjusting for potential share dilution, there is not potential share dilution, so no figure is shown.

	2.	The basis for calculating the net income per share this term is as follows below.

	Previous Consolidated Fiscal Year	Current Consolidated Fiscal Year
	(From April 1, 2008 through	(From April 1, 2009 to
	March 31, 2009)	March 31, 2010)
Net income (yen in millions)	8,192	37,640
Net income associated with common stock (yen in millions)	8,192	37,640
Average number of shares of common stock during this term (thousand shares)	421,051	418,960
3.	The basis for calculating the net assets less minority interests per share is as follows below.

	As of March 31, 2009	As of March 31, 2010
Net assets (yen in millions)	1,023,021	1,311,082
Amount deducted form net assets (yen in millions)	11,794	6,750
Minority interests (yen in millions)	11,794	6,750
Net assets associated with common stock	1,011,226	1,304,332
Number of shares of common stock used to calculate the net assets per share (thousand shares)	419,300	414,953

(Significant Subsequent Events)
1. Business Integration
The Company entered into share exchange agreements, on September 30, 2009, with Aioi and NDGI pursuant to which the Company would become a wholly owning parent company, and consummated the share exchanges, on April 1, 2010, with each of Aioi and NDGI pursuant to the agreements, which had been approved at the extraordinary shareholders’ meeting held on December 22, 2009. Also on April 1, 2010, the Company changed its corporate name to MS&AD Insurance Group Holdings, Inc.
(1) Name and business of acquired businesses, major reason for business combination, date of business combination, name of business after combination, ratio of voting rights acquired, and the main reason for determining acquiring business
(i) Name and business of acquired business
     Name of the acquired businesses: Aioi and NDGI
(ii) Major reason for business combination
     To achieve sustainable growth and to enhance enterprise value through the creation of a globally operating and world-leading insurance and financial services group by rapidly and significantly improving the quality and expanding the quantity of operational bases and corporate resources.
(iii) Date of business combination
     April 1, 2010
(iv) Legal structure of business combination
     Share exchanges in which the Company has become a wholly owning parent company
(v) Name of business after combination
     MS&AD Insurance Group Holdings, Inc.
(vi) Ratio of voting rights acquired
     100%
(vii) Main reason to decide the acquiring company
     It is determined that the Company is the acquiring company since it is the Company that issued shares and also since shareholders of the Company own the largest percentage of voting rights of the Company after the combination
(2) Acquisition cost of business acquired and its breakdown

	(Millions of yen)
	Aioi	NDGI
Consideration for acquisition	361,948	188,116
Direct expenditure for acquisition	171	88
Acquired cost	362,119	188,205
(3) Exchange ratio of shares by class, method of evaluation and number of shares delivered
(i) Exchange ratio of shares by class
     0.190 ordinary share of the Company was allotted for 1 ordinary share of Aioi and 0.191 ordinary share of the Company was allotted for 1 ordinary share of NDGI
(ii) Method of evaluation
     In order to support their respective efforts to ensure the fairness and appropriateness of the share exchange ratio, Aioi requested Nomura Securities Co., Ltd. and Morgan Stanley Japan Securities Co., Ltd., NDGI requested Goldman Sachs Japan Co., Ltd., and the Company requested Nikko Citigroup Limited (currently, Citigroup Global Markets Japan Inc.) to perform financial analyses relating to the applicable share exchange ratio under the Business Integration.
     Aioi, NDGI, and the Company together on several occasions conducted careful negotiations and discussions on the share exchange ratios, comprehensively taking into account such factors as the financial position, assets, and future prospects of each party, making reference to the financial analyses prepared with respect to the share exchange ratios. As a result of the negotiations and discussions, the parties reached the conclusion that the share exchange ratio set out above is appropriate and agreed to determine the share exchange ratio shown above.
(iii) Number of shares delivered

	Aioi	NDGI
Shares delivered	139,479,256 shares	72,491,759 shares

     The Company expects to recognize goodwill and negative goodwill on the consolidated financial statements in connection with the share exchanges, but their amounts are yet to be determined.
2. Merger of Subsidiaries
Subsidiaries of the Company, Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. and Aioi Life Insurance Co., Ltd. entered into “Basic Agreement on Merger” as of May 20, 2010, in which the two companies agree on basic matters concerning merger of the two companies. The summary of the agreement is as follows.
(1) Purpose of the merger
The merged company is intended to enhance our operational bases in domestic life insurance business, a growing business area in the five business domains under the Group’s medium-term management plan “MS&AD New Frontier 2013,” and thus accelerate growth of the group.
(2) Schedule of Merger
Contemplated to be effective on October 1, 2011 and conditional on obtaining permissions and other approvals from relevant authorities
(Other Notes)
Notes on lease transactions, transactions with related parties and real properties for rent and other purposes are omitted due to less necessity for disclosure.

5. Non-consolidated Financial Statements
(1) Non-consolidated Balance Sheets
(Yen in millions)

	FY 2008	FY 2009
	(As of March 31, 2009)	(As of March 31, 2010)

Assets
Current assets
Cash, deposits and savings	460	153
Accounts receivable	22,064	7,500
Deposits from affiliates	1,406	87
Other	4	334

Total current assets	23,936	8,075

Fixed assets
Tangible fixed assets
Buildings	—	134
Tools, furniture and fixtures	—	35

Total tangible fixed assets	—	169

Investments and other assets
Stock of affiliates	756,614	761,714
Others	—	2

Total investments and other assets	756,614	761,717

Total fixed assets	756,614	761,887

Total assets	780,551	769,963

Liabilities
Current liabilities
Short-term loans of affiliates	15,012	—
Accounts payable	128	371
Accrued expenses	97	—
Corporate tax accrued	10	7
Consumption tax accrued	103	—
Deposits	15	10
Accrued bonuses for employees	108	157

Total current liabilities	15,476	547

Total liabilities	15,476	547

Net assets
Shareholders’ equity
Common stock	100,000	100,000
Capital surplus
Additional paid-in capital	179,191	179,191
Other capital surplus	467,210	467,210

Total capital surplus	646,401	646,401

Retained earnings
Other retained earnings
Retained earnings carried forward	23,317	37,702

Total other retained earnings	23,317	37,702

Treasury stock	(4,644)	(14,687)

Total shareholders’ equity	765,074	769,415

Total net assets	765,074	769,415

Total liabilities and net assets	780,551	769,963

(2) Non-consolidated Statement of Income
(Yen in millions)

	FY 2008	FY 2009
	(From April 1, 2008	(From April 1, 2009
	to March 31, 2009)	to March 31, 2010)

Operating income
Dividends paid by affiliates	35,250	37,375
Commissions earned from affiliates	2,823	2,643

Total operationg incom	38,073	40,018

Operating expenses
Sales and general administrative expenses	2,542	2,617

Total operating expenses	2,542	2,617

Operating income	35,530	37,401

Non-operating Income
Interest earned	9	4
Interest on refund	—	81
Commissions earned	9	—
Other	0	1

Total non-operating income	19	87

Non-operating Expenses
Interest paid	104	64
Organization costs	745	—
Business integration expenses	—	389
Other	7	6

Total non-operating expenses	856	461

Ordinary profit	34,693	37,027

Current net income before taxes	34,693	37,027

Corporate, residential, and business taxes	3	3
Reversal of income taxes for prior periods	—	(2)

Total corporate, residential, and business taxes	3	1

Net income for this year	34,689	37,026

(3) Non-consolidated Statement of Changes in Net Assets
(Yen in millions)

	FY 2008	FY 2009
	(From April 1, 2008	(From April 1, 2009
	to March 31, 2009)	to March 31, 2010)

Shareholder’s equity
Common stock
Balance as of the end of previous FY	—	100,000
Change this year
Increase due to share transfer	100,000	—

Total change this year	100,000	—

Balance as of the end of current FY	100,000	100,000

Capital surplus
Legal capital surplus
Balance as of the end of previous FY	—	179,191
Change this year
Increase from share transfer	179,191	—

Total change this year	179,191	—

Balance as of the end of current FY	179,191	179,191

Other capital surplus
Balance as of the end of previous FY	—	467,210
Change this year
Increase from share transfer	467,223	—
Disposal of treasury stock	(13)	0

Total change this year	467,210	0

Balance as of the end of current FY	467,210	467,210

Retained earnings
Other retained earnings
Retained earnings carried forward
Balance as of the end of previous FY	—	23,317
Change this year
Dividends of retained earnings	(11,371)	(22,641)
Net income	34,689	37,026

Total change this year	23,317	14,384

Balance as of the end of current FY	23,317	37,702

Treasury stock
Balance as of the end of previous FY	—	(4,644)
Change this year
Acquisition of treasury stock	(4,724)	(10,048)
Disposal of treasury stock	80	4

Total changes this year	(4,644)	(10,043)

Balance as of the end of current FY	(4,644)	(14,687)

Total shareholder’s equity
Balance as of the end of previous FY	—	765,074
Change this year
Increase due to share transfer	746,414	—
Dividends of retained earnings	(11,371)	(22,641)
Net income	34,689	37,026
Acquisition of treasury stock	(4,724)	(10,048)
Disposal of treasury stock	66	5

Total change this year	765,074	4,341

Balance as of the end of current FY	765,074	769,415

(4) Notes on regarding Going Concern Assumptions
Not applicable.

6. Other Information
(1) Changes in Directors and Corporate Auditors
Changes in Directors and Corporate Auditors are disclosed on TDnet on February 26, 2010.
(2) Summary of Consolidated Results of Operations
(Yen in millions)

				Change
Items	FY 2008	FY 2009	Change	Ratio(%)

Ordinary Income and Expenses:
Underwriting income:	1,831,877	1,812,669	(19,208)	(1.0)
Net premiums written	1,445,651	1,394,164	(51,486)	(3.6)
Deposit premiums from policyholders	165,464	145,026	(20,438)	(12.4)
Life insurance premiums	133,367	135,165	1,797	1.3
Underwriting expenses:	1,569,947	1,561,117	(8,829)	(0.6)
Net claims paid	892,710	914,691	21,980	2.5
Loss adjustment expenses	82,270	80,547	(1,723)	(2.1)
Commission and collection expenses	245,696	243,136	(2,559)	(1.0)
Maturity refunds to policyholders	283,405	278,423	(4,981)	(1.8)
Life insurance claims	36,438	41,716	5,278	14.5

Investment income:	203,199	139,902	(63,297)	(31.2)
Interest and dividends received	169,340	143,896	(25,444)	(15.0)
Gains on sale of securities	76,713	19,695	(57,018)	(74.3)
Investment expenses:	170,096	47,021	(123,074)	(72.4)
Losses on sale of securities	17,830	17,419	(411)	(2.3)
Losses on devaluation of securities	118,122	6,065	(112,056)	(94.9)

Operating expenses and general and administrative expenses	302,350	294,960	(7,389)	(2.4)

Other ordinary income and expenses	(5,728)	3,223	8,951	—
Net income and losses from equity method investments	(4,243)	4,878	9,121	—

Ordinary profit (loss)	(13,044)	52,695	65,740	—

Extraordinary Income and Losses:
Extraordinary income	27,136	3,592	(23,544)	(86.8)
Extraordinary losses	3,666	6,048	2,382	65.0

Extraordinary income and losses	23,470	(2,456)	(25,926)	(110.5)

Income before income taxes	10,425	50,238	39,813	381.9
Income taxes — current	34,333	18,778	(15,554)	(45.3)
Refund of income taxes for prior periods	(7,307)	(13,950)	(6,642)	—
Income taxes — deferred	(25,161)	7,330	32,492	—
Total income taxes	1,864	12,158	10,294	552.3
Minority interests	369	439	70	19.1
Net income	8,192	37,640	29,448	359.5

<Excluding the Good Result Return (GRR) premiums of the automobile insurance “ModoRich.”>
Net premiums written	1,451,033	1,394,900	(56,133)	(3.9)

(3) Direct Premiums Written by Lines of Insurance
(including Deposit premiums from policyholders)
(Yen in millions)

	Year ended March 31, 2009			Year ended March 31, 2010
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%
Fire and Allied	314,513	18.5	(1.1)	309,649	18.9	(1.5)
Marine	110,565	6.5	(9.3)	91,816	5.6	(17.0)
Personal Accident	263,396	15.5	(11.7)	246,694	15.1	(6.3)
Voluntary Automobile	615,451	36.2	(3.1)	615,907	37.6	0.1
Compulsory Automobile Liability	137,598	8.1	(17.0)	129,284	7.9	(6.0)
Other	258,712	15.2	(10.0)	243,482	14.9	(5.9)

Total	1,700,238	100.0	(6.9)	1,636,834	100.0	(3.7)
Deposit premiums from policyholders	165,464	9.7	(16.1)	145,026	8.9	(12.4)

<Excluding the GRR premiums of the automobile insurance “ModoRich.”>
Voluntary Automobile	620,833		(1.5)	616,643		(0.7)

Total	1,705,620		(6.4)	1,637,570		(4.0)

Net Premiums by Lines of Insurance
(Yen in millions)

	Year ended March 31, 2009			Year ended March 31, 2010
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%
Fire and Allied	220,095	15.2	(2.2)	218,268	15.7	(0.8)
Marine	93,680	6.5	(10.0)	75,936	5.4	(18.9)
Personal Accident	135,937	9.4	(1.6)	135,128	9.7	(0.6)
Voluntary Automobile	608,613	42.1	(2.6)	610,955	43.8	0.4
Compulsory Automobile Liability	148,501	10.3	(22.4)	134,931	9.7	(9.1)
Other	238,822	16.5	(7.2)	218,944	15.7	(8.3)

Total	1,445,651	100.0	(6.2)	1,394,164	100.0	(3.6)

<Excluding the GRR premiums of the automobile insurance “ModoRich.”>
Voluntary Automobile	613,995		(1.0)	611,691		(0.4)

Total	1,451,033		(5.6)	1,394,900		(3.9)

Net Claims Paid by Lines of Insurance
(Yen in millions)

	Year ended March 31, 2009			Year ended March 31, 2010
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%
Fire and Allied	96,269	10.8	(8.2)	96,342	10.6	0.1
Marine	42,481	4.8	(4.3)	40,442	4.4	(4.8)
Personal Accident	71,916	8.0	2.4	77,046	8.4	7.1
Voluntary Automobile	393,311	44.1	0.4	395,925	43.3	0.7
Compulsory Automobile Liability	137,383	15.4	0.6	133,723	14.6	(2.7)
Other	151,348	16.9	14.8	171,210	18.7	13.1

Total	892,710	100.0	1.5	914,691	100.0	2.5

Note
1.	Since the Company was incorporated on April 1, 2008, figures of sections of “Change” for the year ended March 31, 2009 represent comparative figures against Mitsui Sumitomo Insurance Company, Limited (Consolidated), one of consolidated subsidiaries of the Company.

2.	Any figures are amounts before the off-set of intersegment transactions.

(4) Information on Risk-Monitored Loans
(Yen in millions)

	As of March 31,	As of March 31,
	2009	2010	Change
Loans to financially impaired parties	13	1,441	1,427
Overdue loans	2,609	2,426	(182)
Receivables in arrears for three months or more	817	855	38
Receivables to which eased loan conditions were granted	845	2,043	1,197

Total	4,285	6,766	2,481

Ratio to balance of loans	0.60%	0.90%	0.30%
(Reference) Balance of loans	768,400	749,524	(18,876)
(Note) Meanings of each loan items are as follows.

(1)	Loans to financially impaired parties

Loans to financially impaired parties mean the loans without accrued unpaid interest (defined below), with respect to which such event as provided for in Article 96, Paragraph 1, Items 3-(a) through (e), or Item 4 of the Corporation Tax Enforcement Order (Government Ordinance No. 97, 1965) (provision limit for bad debt reserve) has occurred. The Loans without accrued unpaid interest represent those loans on which accrued interest receivable is not recognized because repayments of principal or interest were overdue for considerable periods and they are regarded as uncollectible (excluding the portion of loans that were written off) (hereinafter referred to as the “Loans without accrued unpaid interest”).

(2)	Overdue loans

Overdue loans represent loans without accrued unpaid interest except for loans to financially impaired parties and loans that have been granted grace for interest payments for the purpose of restructuring the debtor, or supporting the debtor in financial difficulty.

(3)	Receivables in arrears for three months or more

Receivables in arrears for three months or more mean loans receivable for which payment of principal or interest is in arrears for three months or more from the day next following the stated payment date and which do not fall under receivables from debtors who are under collapse of management or receivables in arrears.

(4)	Receivables to which eased loan conditions were granted

Receivables to which eased loan conditions were granted mean loans receivable for which such arrangements as will be favorable to debtors including reduction or exemption of interest, postponement of interest payment or grant of grace period for the principal, abandonment of debts or others have been made, and which do not fall under receivables from debtors who are under collapse of management, receivables in delay or receivables in arrears for 3 months or more.

(Reference) Investment Conditions of Securitized Instruments and Exposure to the US Subprime Loan Losses
Managerial basis
1. Investment Conditions of Specific Securitized Instruments
There were no US subprime loan instruments in the investments / loans amount.
(Units: 100 million yen)

	As of March 31, 2009			As of March 31, 2010
	Amount of			Amount of
	investments and			investments and
	loans Note 1	Valuation	Losses on	loans Note 1	Valuation	Losses on
	(Amount in	Difference	Devaluation /	(Amount in	Difference	Devaluation /
	Consolidated	(Unrealized	Gains or losses	Consolidated	(Unrealized	Gains or losses
Category	Balance Sheet)	losses/gains)	on Sales, etc.	Balance Sheet)	losses/gains)	on Sales, etc.
(1) RMBS	1,389	(4)	—	(Note 2) 1,311	18	—
Japan	1,355	(3)	—	1,282	18	—
Overseas	34	(0)	—	28	0	—
(2) ABS-CDO Note 3	0	(1)	(0)	2	0	—
AAA	—	—	—	—	—	—
AA	—	—	—	—	—	—
A	—	—	—	—	—	—
BBB or below	0	(1)	(0)	2	0	—
(3) CDO Note 3	129	(1)	(5)	115	2	(2)
CLO	129	(1)	(2)	115	1	(2)
AAA	129	(1)	(2)	115	1	(2)
AA	—	—	—	—	—	—
A	—	—	—	—	—	—
BBB or below	—	—	—	—	—	—
CBO	0	—	(0)	0	(0)	—
AAA	—	—	—	—	—	—
AA	—	—	—	—	—	—
A	—	—	—	—	—	—
BBB or below	0	—	(0)	0	(0)	—
Synthetic CDO	0	(0)	(2)	0	0	(0)
AAA	—	—	—	—	—	—
AA	—	—	—	—	—	—
A	—	—	—	—	—	—
BBB or below	0	(0)	(2)	0	0	(0)
(4) CMBS	164	(8)	—	140	(7)	—
Japan	164	(8)	—	140	(7)	—
Overseas	—	—	—	—	—	—
(5) ABCP	52	—	—	16	—	—
Portion composed by Mitsui Sumitomo Insurance Group	52	—	—	16	—	—
(6) SIV instruments	—	—	—	—	—	—
Portion composed by Mitsui Sumitomo Insurance Group	—	—	—	—	—	—
(7) LBO Loan	133	(Note 4) —	(12)	121	(Note 4) —	(0)
Japan	133	—	(12)	121	—	(0)
Overseas	—	—	—	—	—	—

(Note 1)	The above investments appear in the consolidated balance sheets as monetary claims bought, investments in securities, and loans.

(Note 2)	Breakdown of credit ratings: AAA (129.0 billion yen), AA (2.0 billion yen)

(Note 3)	There are no hedge transactions for ABS-CDO and CDO instruments.

(Note 4)	Loans are recognized at the book values, so for the LBO loans the valuation differences are not shown.

(Note 5)	The figures of Mitsui Sumitomo MetLife Insurance Co., Ltd., accounted for under the equity method, are not included in the above table.

[Glossary]
t Synthetic CDO: Synthetic Collateralized Debt Obligations
t ABCP: Asset-Backed Commercial Paper
t ABS: Asset-Backed Securities
t ABS-CDO: CDOs backed by asset-backed securities
t CBO: Collateralized Bond Obligation
t CDO: Collateralized Debt Obligation
t CLO: Collateralized Loan Obligation
t CMBS: Commercial Mortgage-Backed Securities
t LBO Loan: Leveraged Buyout Loan
t RMBS: Residential Mortgage-Backed Securities
t SIV: Structured Investment Vehicle
2. Exposure to US Subprime Loans
The exposure to U.S. Subprime Loans was 0.1 billion yen as of March 31, 2010.
Breakdown of US Subprime Loans related exposure:
(Units: 100 million yen)

	As of March 31, 2009		As of March 31, 2010
	Outstanding (Notional)	Exposure to US	Outstanding (Notional)	Exposure to US
	Par Amount	Subprime Loans	Par Amount	Subprime Loans
Financial guarantee reinsurance
ABS-CDO	52	5	—	—
RMBS	6	6	1	1

Total		12		1

[Summary of Business Results for Primary Consolidated Subsidiaries]
(Reference: Mitsui Sumitomo Insurance Co., Ltd., non-consolidated)
Non-consolidated Balance Sheets
(Yen in millions)

Items	As of March 31, 2009	As of March 31, 2010
Assets
Cash, deposits and savings	243,868	183,387
Cash on hand	435	333
Deposits in banks	243,432	183,053
Call loans	31,900	33,700
Securities bought under resale agreements	—	15,998
Monetary claims bought	122,658	102,027
Money trusts	14,421	10,524
Investments in securities	4,095,321	4,327,376
Government bonds	359,394	469,539
Municipal bonds	127,410	114,421
Corporate bonds	1,131,864	1,072,879
Stocks	1,379,633	1,723,919
Foreign securities	1,037,482	900,478
Others	59,534	46,138
Loans	754,645	718,587
Policy loans	14,542	13,440
General loans	740,103	705,147
Tangible fixed assets	247,624	239,336
Land	96,642	94,567
Buildings	128,593	123,153
Construction in progress	1,356	4,410
Other tangible fixed assets	21,033	17,204
Intangible fixed assets	3,535	7,465
Software	—	3,617
Other intangible fixed assets	3,535	3,847
Other assets	330,293	337,004
Premiums receivable	2,596	3,448
Due to agents	73,073	82,707
Due to foreign agents	49	2
Co-insurance business receivable	8,754	7,898
Reinsurance business receivable	49,564	50,970
Foreign reinsurance business receivable	15,751	14,705
Agent business receivable	749	359
Other receivable	11,795	15,120
Accrued income	13,578	10,936
Deposit received	19,988	19,185
Deposits with the Japan Earthquake Reinsurance Company	72,307	76,556
Suspense payments	36,543	40,585
Initial Margins of Future Markets	0	—
Assets related to derivative transactions	24,850	13,839
Other assets	690	690
Deferred tax assets	133,081	—
Customers’ liabilities under acceptances and guarantees	5,527	4,577
Bad debts reserve	(5,531)	(8,004)

Total assets	5,977,347	5,971,982

Liabilities
Underwriting funds	4,508,974	4,508,974
Outstanding claims	559,493	559,493
Underwriting reserves	3,949,481	3,949,481
Bonds	164,960	164,960
Other liabilities	261,397	261,397
Co-insurance business payable	9,114
Reinsurance business payable	34,498
Foreign reinsurance business payable	14,562
Agent business payable	111
Payables under securities lending transactions	60,508
Income tax payable	23,278
Guarantee money	32,585
Advance received	103
Other payable	25,889
Suspense receipts	17,478
Liabilities related to derivative transactions	42,031	23,278
Lease obligations	1,232	1,232
Other liabilities	1	236,886
Reserve for pension and retirement benefits	79,553	79,553
Reserve for pension and retirement benefits for officers and operating officers	2,311	2,311
Accrued bonuses for employees	10,317	10,317
Reserve under special law	2,871	2,871
Reserve for price fluctuation	2,871	2,871
Deferred tax liabilities	—	—
Liabilities under acceptances and guarantees	5,527	5,527
Total liabilities	5,035,915	5,035,915

Net assets
Common stock	139,595	139,595
Capital surplus	93,107	93,107
Additional paid-in capital	93,107	93,107
Retained earnings	414,809	402,893
Legal earned reserve	46,487	46,487
Other retained earnings	368,321	356,405
Special reserve	283,400	283,400
Reserve for overseas investment loss	0	—
Reserve for advanced depreciation	7,503	8,304
Reserve for anticipated advanced depreciation	547	1,269
Retained earnings carried forward	76,871	63,430
Total shareholders’ equity	647,512	635,596
Unrealized gains on investments, net of tax	284,248	567,580
Deferred hedge gains or losses	9,671	2,138
Total valuation and translation adjustment	293,919	569,718
Total net assets	941,431	1,205,315

Total liabilities and net assets	5,977,347	5,971,982

(Reference: Mitsui Sumitomo Insurance Company, Limited)
Non-consolidated Statements of Income
(Yen in millions)

	FY 2008	FY 2009
Items	Amount	Amount
Ordinary income:	1,765,998	1,636,934
Underwriting income:	1,598,901	1,525,130
Net premiums written	1,234,011	1,203,007
Deposit premiums from policyholders	165,464	145,026
Investment income on deposit premiums from policyholders	52,862	54,064
Reversal of outstanding claims	30,489	19,304
Reversal of underwriting reserves	115,955	103,605
Other underwriting income	118	122
Investment income:	161,420	107,640
Interest and dividends received	137,877	117,477
Investment gains on money trusts	118	675
Gains on sale of securities	72,585	15,354
Gains on redemption of securities	3,448	2,352
Gains on derivative transactions	—	25,238
Other investment income	253	605
Transfer of investment income on deposit premiums from policyholders	(52,862)	(54,064)
Other ordinary income	5,675	4,163

Ordinary expenses:	1,740,465	1,601,148
Underwriting expenses:	1,354,265	1,333,731
Net claims paid	784,803	771,996
Loss adjustment expenses	76,143	74,487
Commission and collection expenses	207,902	207,128
Maturity refunds to policyholders	283,405	278,423
Dividends to policyholders	507	1,062
Foreign exchange losses	1,270	343
Other underwriting expenses	232	288
Investment expenses:	155,750	42,373
Investment losses on money trusts	2,661	21
Losses on sale of securities	12,343	15,128
Losses on devaluation of securities	109,537	4,877
Losses on redemption of securities	9,160	4,459
Losses on derivative transactions	774	—
Foreign exchange losses	9,505	190
Other investment expenses	11,768	17,695
Operating expenses and general and administrative expenses	225,994	218,916
Other ordinary expenses:	4,454	6,126
Interest paid	1,625	2,133
Provision for bad debts reserve	1,459	2,566
Loss on bad debts	141	17
Other ordinary expenses	1,228	1,408

Ordinary profit	25,532	35,786

Extraordinary income:	27,308	3,285
Gains on sale of fixed assets	1,361	3,103
Reversal of reserve under the special law	25,947	182
Reversal of reserve for price fluctuation	25,947	182
Extraordinary losses:	3,651	5,933
Losses on sale of fixed assets	2,608	2,502
Impairment losses on fixed assets	1,043	3,431

Income before income taxes	49,190	33,138
Income taxes — current	29,264	14,961
Refund of income taxes for prior periods	(7,307)	(13,947)
Income taxes — deferred	(19,347)	6,666
Total income taxes	2,609	7,680

Net income	46,580	25,458

(Reference: Mitsui Sumitomo Insurance Co., Ltd., non-consolidated)
Status of Income/losses
(Yen in millions)

	FY 2008	FY 2009
	(From April 1, 2008	(From April 1, 2009
Categoty	to March 31, 2009)	to March 31, 2010)	Increase/Decrease	% Change

Direct premiums written including deposit premiums from policyholders	1,455,161	1,414,870	(40,291)	(2.8)%
Direct premiums written	1,289,697	(1,269,843)	(19,853)	(1.5)

Ordinary income and losses
Underwriting income	1,598,901	1,525,130	(73,771)	(4.6)
Net premiums written	1,234,011	(1,203,007)	(31,003)	(2.5)
Deposit premiums from policyholders	165,464	(145,026)	(20,438)	(12.4)
Underwriting expenses	1,354,265	1,333,731	(20,534)	(1.5)
Net claims paid	784,803	(771,996)	(12,806)	(1.6)
Loss adjustment expenses	76,143	(74,487)	(1,655)	(2.2)
Commissions and collection expenses	207,902	(207,128)	(774)	(0.4)
Maturity refunds to policyholders	283,405	(278,423)	(4,981)	(1.8)

Investment income	161,420	107,640	(53,779)	(33.3)
Interest and dividends received	137,877	(117,477)	(20,399)	(14.8)
Gains on sales of securities	72,585	(15,354)	(57,230)	(78.8)
Investment expenses	155,750	42,373	(113,377)	(72.8)
Losses on sales of securities	12,343	(15,128)	(2,785)	(22.6)
Losses on devaluation of securities	109,537	(4,877)	(104,659)	(95.5)

Operating expenses and general and administrative expenses	225,994	218,916	(7,078)	(3.1)
Operating and general and administrative expenses associated with underwriting	213,110	(207,829)	(5,281)	(2.5)

Other ordinary income or losses	1,221	(1,963)	(3,184)	(260.8)

Ordinary profit	25,532	35,786	10,253	40.2
Underwriting profit	32,477	(15,945)	(48,422)	(149.1)

Extraordinary income and losses

Extraordinary income	27,308	3,285	(24,023)	(88.0)
Extraordinary losses	3,651	5,933	2,282	62.5

Etraordinary income or losses	23,657	(2,647)	(26,305)	(111.2)

Interim net income before tax	49,190	33,138	(16,051)	(32.6)
Income taxes — current	29,264	14,961	(14,303)	(48.9)
Refund of income taxes for prior periods	(7,307)	(13,947)	(6,640)	0.0
Income taxes — deferred	(19,347)	6,666	26,014	0.0
Total income taxes	2,609	7,680	5,070	194.3
Net income	46,580	25,458	(21,122)	(45.3)

Ratios

Net loss ratio	69.8%	70.4%
Net expense ratio	34.1	34.5

Return on assets under management (income yield)	2.7	2.4
Investment yield (realized yield)	1.1	2.4

<Excluding the Good Result Return premiums of the automobile insurance “ModoRich”.>

Direct premiums written including deposit premiums from policyholders	1,460,544	1,415,606	(44,938)	(3.1)%
Direct premiums written	1,295,079	1,270,579	(24,500)	(1.9)
Net premiums written	1,239,393	1,203,743	(35,650)	(2.9)

Net loss ratio	69.5%	70.3%
Net expense ratio	34.0	34.5

(Supplementary) Total return based on market value: −12.75% for FY 2008, 10.30% for FY 2009.

(Note) 1.	Underwriting profit = Underwriting income − (Underwriting expenses + Operating and general and administrative expenses associated with underwriting) ± Other income and expenses

Please note that other income and expenses consists of the corporate tax on compulsory auto liability insurance, etc.

2.	Net Loss ratio = (Net claims paid + Loss adjustment expenses) / Net premiums written x 100

3.	Net expense ratio = (Commissions and collection expenses + Operating and general and administrative expenses associated with underwriting) / Net premiums written x 100

(Reference: Mitsui Sumitomo Insurance Co., Ltd., non-consolidated)
Premiums and Claims Paid by Line
Original Net Premiums (Excluding Deposit Premiums from Policyholders)

	FY 2008			FY 2009
	(From April 1, 2008			(From April 1, 2009
	to March 31, 2009)			to March 31, 2010)
	Amount		% Change	Amount		% Change
Lines of insurance	(Yen in millions)	% of Total	Y/Y	(Yen in millions)	% of Total	Y/Y
Fire	216,379	16.8	0.1	219,887	17.3	1.6
Marine	77,903	6.0	(8.9)	65,593	5.2	(15.8)
Personal accident	134,209	10.4	(1.6)	134,668	10.6	0.3
Voluntary automobile	536,269	41.6	(3.6)	536,866	42.3	0.1
Compulsory automobile liability	137,598	10.7	(17.0)	129,284	10.2	(6.0)
Others	187,336	14.5	(2.2)	183,544	14.4	(2.0)

Total	1,289,697	100.0	(4.6)	1,269,843	100.0	(1.5)
Deposit premiums from policyholders	165,464		(16.1)	145,026		(12.4)

<Excluding the Good Result Return premiums of the automobile insurance “ModoRich”.>

Voluntary automobile	541,652		(1.9)	537,601		(0.7)

Total	1,295,079		(3.9)	1,270,579		(1.9)

Net Premiums Written

	FY 2008			FY 2009
	(From April 1, 2008			(From April 1, 2009
	to March 31, 2009)			to March 31, 2010)
	Amount		% Change	Amount		% Change
Lines of insurance	(Yen in millions)	% of Total	Y/Y	(Yen in millions)	% of Total	Y/Y

Fire	176,199	14.3	(0.1)	179,426	14.9	1.8
Marine	64,189	5.2	(11.8)	51,910	4.3	(19.1)
Personal accident	128,947	10.5	(1.4)	129,471	10.8	0.4
Voluntary automobile	535,745	43.4	(3.6)	536,006	44.5	0.0
Compulsory automobile liability	148,274	12.0	(22.4)	134,645	11.2	(9.2)
Others	180,654	14.6	(2.1)	171,547	14.3	(5.0)

Total	1,234,011	100.0	(5.9)	1,203,007	100.0	(2.5)

<Excluding the Good Result Return premiums of the automobile insurance “ModoRich”.>

Voluntary automobile	541,127		(1.9)	536,741		(0.8)

Total	1,239,393		(5.2)	1,203,743		(2.9)

Net Claims Paid

	FY 2008			FY 2009
	(From April 1, 2008			(From April 1, 2009
	to March 31, 2009)			to March 31, 2010)
	Amount	% Change	Net loss ratio	Amount	% Change	Net loss ratio
Lines of insurance	(Yen in millions)	Y/Y	(%)	(Yen in millions)	Y/Y	(%)
Fire	70,940	(9.8)	42.6	73,768	4.0	43.3
Marine	31,017	(10.5)	51.5	30,236	(2.5)	61.7
Personal accident	68,879	3.5	60.4	72,692	5.5	62.9
Voluntary automobile	352,674	(0.2)	74.0	350,966	(0.5)	73.5
Compulsory automobile liability	137,200	0.6	99.8	133,498	(2.7)	107.3
Others	124,090	15.2	72.3	110,834	(10.7)	68.2

Total	784,803	1.0	69.8	771,996	(1.6)	70.4

<Excluding the Good Result Return premiums of the automobile insurance “ModoRich”.>

Voluntary automobile	352,674	(0.2)	73.2	350,966	(0.5)	73.4

Total	784,803	1.0	69.5	771,996	(1.6)	70.3

(Note) The net loss ratio is calculated by adding the loss adjustment expenses to net claims paid.

(Reference: Mitsui Sumitomo Insurance Co., Ltd., non-consolidated)
Solvency Margin Ratio
     Domestic insurance companies calculate solvency margin ratio based on Ministry of Finance Notification No. 50, dated 1996 and on Articles 86 and 87 of the Ordinance for Enforcement of the Insurance Business Law.
     Insurance companies provide for reserves to cover payment of insurance claims for covered risks. However, it is essential to maintain sufficient capacity to enable payment even when risks exceeding those normally foreseen occur, such as the occurrence of a major disaster or a large decline in the price of assets held by the insurance company.
     It is the solvency margin ratio ((C) in the table below) that serves as an indicator of the capacity to pay the “Total amount of risk” ((B) in the table below), which expresses risks exceeding those normally foreseen, with capital, reserves, and other funds held by the insurance company (namely, the total amount for the solvency margin ((A) in the table below). This ratio is calculated based on the Insurance Business Law and other related laws.
     The solvency margin ratio is one objective measure used by administrative authorities in monitoring insurance companies.
The company is deemed to have sufficient capacity to pay insurance claims and other expenses if the ratio is 200% or higher.
(Yen in millions)

	FY 2008	FY 2009
(A) Total solvency margin	1,857,520	2,241,511
Shareholders’ equity	634,512	621,596
Reserves for price fluctuations	2,871	2,689
Contingency reserves	1,292	233
Catastrophe reserves	562,522	583,635
General bad debt reserves	1,350	1,338
Difference on valuation of other securities (before adjustment for tax credits)	400,349	799,409
Latent gains (losses) on land	83,820	72,972
Reversal of excess reserves	—	—
Debt financing, etc.	—	—
Other deductions	31,083	35,583
Other	201,886	195,220
(B) Total amount of risk	536,176	534,040
General insurance risk (R1)	77,100	73,498
Third sector insurance risk (R2)	12	23
Assumed interest rate risk (R3)	6,625	6,426
Asset investment risk (R4)	281,114	289,698
Business management risk (R5)	11,826	11,736
Major disaster risk (R6)	226,455	217,188
(C) Solvency margin ratio [(A)/{(B)×1/2}]×100	692.8%	839.4%

(Reference: Mitsui Direct General Insurance Co., Ltd., non-consolidated)
Non-consolidated Balance Sheets
(Yen in millions)

		As of March 31, 2009
		(Summarized balance sheet
		for the previous business
Items	As of September 30, 2009	year)

Assets
Cash deposits and savings	3,328	3,080
Deposits in banks	3,328	3,080
Investments in securities	25,866	33,467
Government bonds	16,402	17,386
Municipal bonds	6,124	7,980
Corporate bonds	3,339	8,099
Tangible fixed assets	216	153
Buildings	56	46
Other tangible fixed assets	159	106
Intangible fixed assets	2,679	2,004
Software	2,679	2,004
Other intangible fixed assets	0	0
Other assets	4,740	4,790
Premiums receivable	0	0
Other receivable	3,055	2,984
Accrued income	40	54
Deposit received	289	290
Suspense payments	1,212	1,458
Other assets	142	2
Bad debts reserve	(1)	(1)

Total assets	36,829	43,494

Liabilities
Underwriting funds	29,798	32,598
Outstanding claims	11,542	13,496
Underwriting reserves	18,255	19,102
Other liabilities	1,276	955
Reinsurance business payable	0	1
Income taxes payable	102	107
Other payable	1,150	826
Suspense receipts	21	20
Accrued bonuses for employees	216	215
Reserve under special law	8	13
Reserve for price fluctuation	8	13
Deferred tax liabilities	36	72
Total liabilities	31,336	33,856

Net assets
Common stock	30,000	32,600
Capital surplus	—	2,500
Retained earnings	0	2,500
Other retained earnings	(24,571)	(25,589)
Retained earnings carried forward	(24,571)	(25,589)
Total shareholders’ equity	(24,571)	(25,589)
Unrealized gains on investments, net of tax	5,428	9,510
	64	128
Total valuation and translation adjustment	64	128
Total net assets	5,493	9,638

Total liabilities and net assets	36,829	43,494

(Reference: Mitsui Direct General Insurance Co., Ltd.)
Non-consolidated Statements of Income
(Yen in millions)

	FY 2008	FY 2009
Items	Amount	Amount
Ordinary income:	29,844	32,630
Underwriting income:	29,657	32,417
Net premiums written	29,644	32,406
Investment income on deposit premiums from policyholders	12	11
Investment income:	184	204
Interest and dividends received	190	209
Investment gains on money trusts	—	—
Gains on sale of securities	6	6
Gains on redemption of securities	—	—
Gains on derivative transactions	—	—
Foreign exchange gains	—	—
Other investment income	—	—
Transfer of investment income on deposit premiums from policyholders	(12)	(11)
Other ordinary income	3	7

Ordinary expenses:	32,165	33,622
Underwriting expenses:	24,024	25,816
Net claims paid	17,334	20,582
Loss adjustment expenses	2,112	2,165
Commission and collection expenses	263	268
Provision for outstanding claims	2,977	1,953
Provision for underwriting reserves	1,336	846
Other underwriting expenses	0	0
Operating expenses and general and administrative expenses	8,114	7,785
Other ordinary expenses:	26	20
Provision for bad debts reserve	0	0
Loss on bad debts	0	—
Other ordinary expenses	25	19

Ordinary loss	2,321	992

Extraordinary income:	—	0
Gains on sale of fixed assets	—	0
Extraordinary losses:	7	10
Losses on sale of fixed assets	4	5
Impairment losses on fixed assets	—	—
Provision for reserve under the special law	3	4
Provision for price fluctuation reserve	3	4
Other extraordinary losses	—	—

Loss before income taxes	2,328	1,002
Income taxes — current	13	16
Income taxes — deferred	—	—
Total income taxes	13	16

Net loss	2,342	1,018

(Reference: Mitsui Direct General Insurance Co., Ltd., non-consolidated)
Status of Income/losses
(Yen in millions)

	FY 2008	FY 2009
	(From April 1, 2008	(From April 1, 2009
Categoty	to March 31, 2009)	to March 31, 2010)	Increase/Decrease	% Change
Direct premiums written including deposit premiums from policyholders	29,471	32,183	2,711	9.2%
Direct premiums written	29,471	32,183	2,711	9.2

Ordinary income and loss
Underwriting income	29,657	32,417	2,760	9.3
Net premiums written	29,644	32,406	2,761	9.3
Underwriting expenses	24,024	25,816	1,792	7.5
Net claims paid	17,334	20,582	3,247	18.7
Loss adjustment expenses	2,112	2,165	53	2.5
Commissions and collection expenses	263	268	4	1.6
Investment income	184	204	20	11.2
Interest and dividends received	190	209	19	10.1
Gains on sales of securities	6	6	0	10.0
Investment expenses	—	—	—	—
Operating expenses and general and administrative expenses	8,114	7,785	(329)	(4.1)
Operating and general and administrative expenses associated with underwriting	8,104	7,778	(325)	(4.0)

Other ordinary income	(23)	(12)	10	—

Ordinary profit	(2,321)	(992)	1,328	—
Underwriting profit	(2,471)	(1,177)	1,294	—

Extraordinary income and losses
Extraordinary income	—	0	0	—
Extraordinary losses	7	10	2	34.6

Etraordinary income or losses	(7)	(9)	(2)	—

Interim net income before tax or interim net losses before tax	(2,328)	(1,002)	1,326	—
Income taxes — current	13	16	2	19.0
Total income taxes	13	16	2	19.0
Net income or losses	(2,342)	(1,018)	1,323	—

Ratios
Net loss ratio	65.6%	70.2%
Net expense ratio	28.2	24.8

Return on assets under management (income yield)	0.68	0.68

(Note) 1.	Underwriting profit = Underwriting income - (Underwriting expenses + Operating and general and administrative expenses associated with underwriting) ± Other income and expenses

Please note that other income and expenses consists of the corporate tax on compulsory auto liability insurance, etc.

2.	Net loss ratio = (Net claims paid + Loss adjustment expenses) / Net premiums written x 100

3.	Net expense ratio = (Commissions and collection expenses + Operating and general and administrative expenses associated with underwriting) / Net premiums written x 100

(Reference: Mitsui Direct General Insurance Co., Ltd., non-consolidated)
Premiums and Claims by Line
Direct Premiums Written (Excluding Deposit Premiums from Policyholders)

	FY 2008			FY 2009
	(From April 1, 2008			(From April 1, 2009
	to March 31, 2009)			to March 31, 2010)
	Amount		% Change	Amount		% Change
Lines of Insurance	(Yen in millions)	% of Total	Y/Y	(Yen in millions)	% of Total	Y/Y
Fire	—	—	—	—	—	—
Marine	—	—	—	—	—	—
Personal accident	83	0.3	124.2	128	0.4	53.6
Voluntary automobile	29,388	99.7	12.2	32,054	99.6	9.1
Compulsory automobile liability	—	—	—	—	—	—
Others	—	—	—	—	—	—

Total	29,471	100.0	12.3	32,183	100.0	9.2
Deposit premiums from policyholders	—		—	—		—
Net Premiums Written

	FY 2008				FY 2009
	(From April 1, 2008				(From April 1, 2009
	to March 31, 2009)				to March 31, 2010)
	Amount		% Change		Amount		% Change
Lines of Insurance	(Yen in millions)	% of Total	Y/Y		(Yen in millions)	% of Total	Y/Y
Fire	—	—		—	—	—	—
Marine	—	—		—	—	—	—
Personal accident	83	0.3		124.2	128	0.4	53.6
Voluntary automobile	29,334	98.9		12.1	31,991	98.7	9.1
Compulsory automobile liability	226	0.8	Δ	10.7	286	0.9	26.1
Others	—	—		—	—	—	—

Total	29,644	100.0		12.1	32,406	100.0	9.3

Net Claims Paid

	FY 2008			FY 2009
	(From April 1, 2008			(From April 1, 2009
	to March 31, 2009)			to March 31, 2010)
	Amount	% Change	Net loss ratio	Amount	% Change	Net loss ratio
Lines of Insurance	(Yen in millions)	Y/Y	(%)	(Yen in millions)	Y/Y	(%)
Fire	—	—	—	—	—	—
Marine	—	—	—	—	—	—
Personal accident	30	100.3	48.9	43	43.6	44.1
Voluntary automobile	17,121	16.5	65.5	20,313	18.6	70.2
Compulsory automobile liability	182	17.3	80.5	224	23.2	78.6
Others	—	—	—	—	—	—

Total	17,334	16.6	65.6	20,582	18.7	70.2

(Note) The net loss ratio is calculated by adding the loss adjustment expenses to net claims paid.

(Reference: Mitsui Direct General Insurance Co., Ltd., non-consolidated)
Solvency Margin Ratio
(Yen in millions)

	FY 2008	FY 2009
(A) Total solvency margin	6,473	10,738
Shareholders’ equity	5,428	9,510
Reserves for price fluctuations	8	13
Contingency reserves	0	0
Catastrophic loss reserves	944	1,033
General bad debt reserves	0	0
Difference on valuation of other securities (before adjustment for tax credits)	91	180
Latent losses (gains) on land	—	—
Reversal of excess reserves	—	—
Debt financing, etc.	—	—
Other deductions	—	—
Other	—	—
(B) Total amount of risk	2,771	3,206
General insurance risk (R1)	2,380	2,798
Third sector insurance risk (R2)	—	—
Assumed interest rate risk (R3)	1	0
Asset investment risk (R4)	162	219
Business management risk (R5)	85	99
Major disaster risk (R6)	300	300
(C) Solvency margin ratio [(A)/{(B)×1/2}]×100	467.0%	669.8%

(Reference: Mitsui Sumitomo Kirameki Life Insurance Company, Limited, non-consolidated)
Non-consolidated Balance Sheets
(Yen in millions)

Items	As of March 31, 2009	As of March 31, 2010

Assets
Cash deposits and savings	12,771	13,056
Cash on hand	0	0
Deposits in banks	12,771	13,056
Investments in securities	1,013,709	1,083,096
Government bonds	(643,530)	(680,624)
Municipal bonds	(7,832)	(13,236)
Corporate bonds	(335,822)	(359,864)
Stocks	(299)	(344)
Foreign securities	(26,224)	(29,026)
Loans	28,712	30,899
Policy loans	28,712	30,899
Tangible fixed assets	741	1,413
Buildings	168	149
Lease assets	48	552
Other tangible fixed assets	524	710
Intangible fixed assets	0	1,480
Software	0	1,434
Other intangible fixed assets	0	45
Agencies receivable	48	62
Reinsurance receivable	122	112
Other assets	17,691	17,962
Other receivable	13,063	13,188
Prepaid expenses	327	367
Accrued income	3,224	3,293
Deposits received	988	1,012
Suspense payments	63	76
Other assets	24	24
Deferred tax assets	1,428	344
Bad debts reserve	(100)	(86)

Total assets	1,075,126	1,148,341

Liabilities
Underwriting funds	1,011,036	1,082,224
Outstanding claims	10,975	11,642
Underwriting reserve	998,145	1,068,346
Reserve for dividends to policyholders	1,915	2,235
Agencies payable	1,794	1,869
Reinsurance payable	128	131
Other liabilities	4,302	4,213
Income tax payable	349	26
Other payable	134	136
Accrued expenses	2,762	2,854
Advance received	0	0
Guarantee money	33	41
Lease obligations	51	587
Other liabilities	969	567
Reserve for pension and retirement benefits	341	475
Reserve for pension and retirement benefits for officers and operating officers	98	88
Reserve under the special law	1,360	1,600
Reserve for price fluctuation	1,360	1,600
Total liabilities	1,019,062	1,090,603

Net assets
Common stock	35,500	35,500
Capital surplus	13,214	13,214
Additional paid-in capital	13,214	13,214
Retained earnings	333	371
Other retained earnings	333	371
Retained earnings carried forward	333	371
Total shareholders’ equity	49,048	49,086
Unrealized gains on investments, net of tax	7,015	8,651
Total valuation and translation adjustments	7,015	8,651
Total net assets	56,064	57,738

Total liabilities and net assets	1,075,126	1,148,341

(Reference: Mitsui Sumitomo Kirameki Life Insurance Company, Limited)
Non-consolidated Statements of Income
(Yen in millions)

Items	FY 2008	FY 2009
	Amount	Amount
Ordinary income:	241,057	244,512
Insurance premiums and other:	220,889	223,662
Insurance premiums	220,167	223,365
Reinsurance income	722	297
Investment income:	19,559	20,363
Interest and dividends received	18,396	19,820
Interest and dividends on securities	17,562	18,924
Interest on loans	804	882
Other interest and dividends	29	13
Gains on sale of securities	1,162	542
Other ordinary income	609	486
Receipts of annuities with special conditions	439	349
Receipts of deferred insurance claims	150	107
Other	19	30

Ordinary expenses:	238,732	241,802
Insurance claims and other:	123,959	130,214
Insurance claims	29,860	32,633
Annuity payments	1,882	3,191
Benefits	5,417	6,188
Surrender benefits	85,349	86,677
Other refunds	815	957
Reinsurance premiums	634	565
Provision for underwriting reserves and other:	76,347	70,867
Provision for outstanding claims	749	666
Provision for underwriting reserves	75,597	70,201
Provision of interest portion of reserves for dividends to policyholders	0	0
Investment expenses:	425	442
Interest paid	3	14
Losses on sale of securities	415	426
Foreign exchange losses	6	1
Provision for bad debts reserve	0	—
Operating expenses:	35,373	37,378
Other ordinary expenses:	2,626	2,899
Payments of deferred insurance claims	116	19
Taxes	2,148	2,182
Depreciation	264	556
Provision for retirement benefits	94	133
Other	2	7

Ordinary profit	2,325	2,710

Extraordinary income:	—	9
Gains on sale of fixed assets	—	0
Reversal of bad debts reserve	—	9
Extraordinary losses:	227	250
Losses on sale of fixed assets	5	11
Provision for reserve under the special law	222	239
Provision for price fluctuation reserve	222	239

Provision for reserve for dividends to policyholders	1,775	2,148
Income before income taxes	321	321
Income taxes — current	623	125
Income taxes — deferred	(346)	158
Total income taxes	276	283

Net income	44	37

(Reference: Mitsui Sumitomo Kirameki Life Insurance Company, Limited, non-consolidated)
Major Business Results
Policies In-force and New Policies
(1) Policies in Force

	As of March 31, 2009		As of March 31, 2010
	Policies (thousand)	Amount (Yen in millions)	Policies (thousand)	Amount (Yen in millions)
Individual insurance	1,010	8,715,563	1,131	9,129,287
Individual annuities	65	315,285	67	315,415
Group insurance	—	2,591,340	—	2,699,819
Group annuities	—	—	—	—
(Note) The amount for individual annuities consists of the sum of the pension funds available when pension payments commence and discretionary reserves on policies after pension payments have commenced.
(2) New Policies

	FY 2008				FY 2009
	(From April 1, 2008 to to March 31, 2009)				(From April 1, 2009 to March 31, 2010)
		Amount	New policies	Net increase due		Amount	New policies	Net increase due
	Policies	(Yen in	(Yen in	to conversion	Policies	(Yen in	(Yen in	to conversion
	(thousand)	millions)	millions)	(Yen in millions)	(thousand)	millions)	millions)	(Yen in millions)
Individual insurance	177	1,620,416	1,620,416	—	212	1,553,143	1,553,143	—
Individual annuities	4	33,489	33,489	—	5	34,097	34,097	—
Group insurance	—	32,441	32,441	—	—	26,198	26,198	—
Group annuities	—	—	—	—	—	—	—	—
(Note) The amount for new individual annuities is the pension funds available when pension payments commence.
Annualized Premiums
(1) Policies in Force
(Yen in millions)

	As of March 31, 2009	As of March 31, 2010
Individual insurance	175,516	175,780
Individual annuities	18,806	18,800

Total	194,322	194,580
Medical care insurance and accelerated death benefits	28,862	(33,795)
(2) New Policies
(Yen in millions)

	FY 2008	FY 2009
	(From April 1, 2008	(From April 1, 2009
	to March 31, 2009)	to March 31, 2010)
Individual insurance	24,257	25,598
Individual annuities	1,805	1,951

Total	26,062	27,549
Medical care insurance and accelerated death benefits	6,064	7,613
(Note) 1.	Annualized premiums are the amount calculated for each year of premiums by multiplying a single premium payment by the number of premium payments designated (this would be the premium divided by the term of the insurance for policies with lump sum payments).

2.	The row listing “Medical care insurance and accelerated death benefits” includes annualized insurance premiums falling under the following categories: insurance benefits for medical care (hospitalization benefits, surgical benefits, etc.), accelerated death benefits (benefits for designated illnesses, nursing care benefits, etc.), and exemption from payment of premiums (excludes reasons due to disability and includes reasons due to contracting designated illnesses, nursing care, etc.).

(Reference: Mitsui Sumitomo Kirameki Life Insurance Company, Limited, non-consolidated)
Primary Income and Expenditure Items
(Yen in millions)

	FY 2008	FY 2009
	(From April 1, 2008	(From April 1, 2009
	to March 31, 200)	to September 31, 2010)	Increase/Decrease
Premium income	220,889	223,662	2,773
Investment income	19,559	20,363	804
Insurance claims paid	123,959	130,214	6,254
Investment expenses	425	442	16
Ordinary profit	2,325	2,710	385

Provision for reserve for dividends to policyholders	1,775	2,148	372
Net profit	44	37	(6)
Total Assets
(Yen in millions)

	As of March 31, 2009	As of March 31, 2010
Total assets	1,075,126	1,088,370

Solvency Margin Ratio
(Yen in millions)

	As of March 31, 2009	As of March 31, 2010
(A) Total solvency margin	114,070	124,409
Shareholders’ equity	49,048	49,086
Reserves for price fluctuations	1,360	1,600
Contingency reserves	9,219	9,870
General bad debt reserves	21	14
Difference on valuation of other securities x 90%	9,889	12,195
Latent gains (losses) on land x 85%	—	—
Excess amount of Zillmerized reserve	43,409	50,246
Brought in capital, etc.	—	—
Debt financing, etc.	—	—
Other deductions	—	—
Other	1,121	1,396
(B) Total amount of risk	11,025	11,682
General insurance risk (R1)	6,288	6,604
Third sector insurance risk (R8)	1,564	1,814
Assumed interest rate risk (R2)	656	666
Asset investment risk (R3)	6,644	6,962
Business management risk (R4)	303	320
Minimum guarantee risk (R7)	—	—
(C) Solvency margin ratio [(A)/{(B)×1/2}]×100	2,069.1%	2,129.7%

(Reference: Mitsui Sumitomo MetLife Insurance Co., Ltd., non-consolidated)
Non-consolidated Balance Sheets
(Yen in millions)

Items	As of March 31, 2009	As of March 31, 2010

Assets
Cash deposits and savings	43,339	18,831
Deposits in banks	43,339	18,831
Money trusts	284,120	484,441
Investments in securities	2,087,038	2,582,629
Government bonds	931	0
Other securities	2,086,107	2,582,629
Loans	694	638
Policy loans	694	638
Tangible fixed assets	882	660
Buildings	568	443
Lease assets	195	154
Other tangible fixed assets	117	62
Intangible fixed assets	25	618
Software	0	545
Lease assets	25	72
Reinsurance receivable	720	708
Other assets	29,795	8,921
Other receivable	1,806	7,421
Prepaid expenses	122	93
Accrued income	8	5
Deposits received	1,203	843
Suspense payments	1,173	557
Deferred assets under article 113 of Insurance Business Act	25,482	0
Deferred tax assets	24,148	19,057

Total assets	2,470,766	3,116,508

Liabilities
Underwriting funds	2,424,052	3,068,340
Outstanding claims	6,605	6,913
Underwriting reserve	2,417,446	3,061,426
Agencies payable	4,288	1,611
Reinsurance payable	872	1,468
Other liabilities	14,765	9,012
Loans payable	5,000	5,000
Income tax payable	8	8
Others payable	3,410	514
Accrued expenses	2,691	1,737
Guarantee money	68	161
Lease obligations	222	232
Suspense receipts	3,364	1,358
Reserve under the special law	293	682
Reserve for price fluctuation	293	682
Total liabilities	2,444,271	3,081,115

Net assets
Common stock	41,060	41,060
Capital surplus	24,735	24,735
Additional paid-in capital	24,735	24,735
Retained earnings	(39,309)	(30,386)
Other retained earnings	(39,309)	(30,386)
Retained earnings carried forward	(39,309)	(30,386)
Total shareholders’ equity	26,485	35,408
Unrealized gains on investments, net of tax	9	14
Total valuation and translation adjustments	9	14
Total net assets	26,495	35,393

Total liabilities and net assets	2,470,766	3,116,508

(Reference: Mitsui Sumitomo MetLife Insurance Co., Ltd.)
Non-consolidated Statements of Income
(Yen in millions)

Items	FY 2008	FY 2009
	Amount	Amount
Ordinary income:	717,122	885,402
Insurance premiums and other:	623,327	451,168
Insurance premiums	619,261	443,615
Reinsurance income	4,065	7,553
Investment income:	162	426,465
Interest and dividends received	39	22
Interest on deposits	21	1
Interest and dividends on securities	7	4
Interest on loans	10	16
Investment gains on money trusts	—	71,131
Gains on sale of securities	—	14
Foreign exchange gains	123	990
Gains on separate accounts	—	354,306
Other ordinary income	93,633	7,768
Receipts of annuities with special conditions	7,479	7,729
Reversal of policy reserve	86,104	—
Other	49	38

Ordinary expenses:	730,775	870,857
Insurance claims and other:	120,368	164,406
Insurance claims	32,692	37,269
Annuity payments	18,999	29,771
Benefits	12,765	14,430
Surrender benefits	36,233	59,736
Other refunds	2,303	1,542
Reinsurance premiums	17,374	21,655
Provision for underwriting reserves and other:	466	644,288
Provision for outstanding claims	466	307
Provision for underwriting reserves	—	643,980
Investment expenses:	549,702	501
Interest paid	79	58
Investment losses on money trusts	21,060	—
Losses on redemption of securities	—	0
Other investment expenses	301	442
Losses on separate accounts	528,261	—
Operating expenses:	49,404	34,469
Other ordinary expenses:	10,833	27,192
Taxes	2,136	1,455
Depreciation	202	254
Amortization of deferred assets under Article 113 of Insurance Business Law	8,494	25,482
Other	—	0

Ordinary profit (loss)	(13,652)	14,544

Extraordinary income:	40	—
Reversal of reserve under the special law	40	—
Reversal of reserve for price fluctuation	40	—
Extraordinary losses:	314	507
Losses on sale of fixed assets	314	119
Provision for reserve under the special law	—	388
Provision for price fluctuation reserve	—	388

Income (loss) before income taxes	(13,926)	14,036
Income taxes — current	8	8
Income taxes — deferred	(5,005)	5,105
Total income taxes	(4,996)	5,113

Net income (loss)	(8,929)	8,922

(Reference: Mitsui Sumitomo MetLife Insurance Co., Ltd., non-consolidated)
Major Business Results for the Current Quarter
Policies In-force and New Policies
(1) Policies in Force

	As of March 31, 2009		As of March 31, 2010
	Policies (thousand)	Amount (Yen in millions)	Policies (thousand)	Amount (Yen in millions)
Individual insurance	9	108,206	9	114,009
Individual annuities	334	2,370,558	387	3,023,577
Group insurance	—	—	—	—
Group annuities	—	—	—	—
(Note) The amount for individual annuities consists of the sum of the pension funds available when pension payments commence (the premium reserves for individual variable annuities, however) and discretionary reserves on policies after pension payments have commenced.
(2) New Policies

	FY 2008				FY 2009
	(From April 1, 2008 to December 31, 2009)				(From April 1, 2009 to March 31, 2010)
				Net increase				Net increase
				due to				due to
		Amount	New policies	conversion		Amount	New policies	conversion
	Policies	(Yen in	(Yen in	(Yen in	Policies	(Yen in	(Yen in	(Yen in
	(thousand)	millions)	millions)	millions)	(thousand)	millions)	millions)	millions)
Individual insurance	5	54,295	54,295	—	0	1,682	1,682	—
Individual annuities	71	538,640	538,640	—	62	406,436	406,436	—
Group insurance	—	—	—	—	—	—	—	—
Group annuities	—	—	—	—	—	—	—	—
(Note) The amount for new individual annuities is the pension funds available when pension payments commence (the premium reserves at the time of contact for individual variable annuities, however).
Annualized Premiums
(1) Policies in Force
(Yen in millions)

	As of March 31, 2009	As of March 31, 2010
Individual insurance	9,601	9,578
Individual annuities	526,087	522,135

Total	535,689	531,714
Medical care insurance and accelerated death benefits	82	103
(2) New Policies
(Yen in millions)

	FY 2008	FY 2009
	(From April 1, 2008	(From April 1, 2009
	to March 31, 2009)	to March 31, 2010)
Individual insurance	4,794	147
Individual annuities	296,316	231,486

Total	301,110	231,634
Medical care insurance and accelerated death benefits	4	0
(Note) 1.	Annualized premiums are the amount calculated for each year of premiums by multiplying a single premium payment by the number of premium payments designated (this would be the premium divided by the term of the insurance for policies with lump sum payments).

2.	The row listing “Medical care insurance and accelerated death benefits” includes annualized insurance premiums falling under the following categories: insurance benefits for medical care (hospitalization benefits, surgical benefits, etc.), accelerated death benefits (benefits for designated illnesses, nursing care benefits, etc.), and exemption from payment of premiums (excludes reasons due to disability and includes reasons due to contracting designated illnesses, nursing care, etc.).

(Reference: Mitsui Sumitomo MetLife Insurance Co., Ltd., non-consolidated)
Primary Income and Expenditure Items
(Yen in millions)

	FY 2008	FY 2009
	(From April 1, 2008	(From April 1, 2009
	to March 31 2009)	to March 31, 2010)	Increase/Decrease
Premium income	623,327	451,168	172,158
Investment income	162	426,465	426,302
Insurance claims paid	120,368	164,406	44,038
Investment expenses	549,702	501	549,201
Ordinary profit/losses	(13,652)	14,544	28,196

Net profit/losses	(8,929)	8,922	17,852

Total Assets
(Yen in millions)

	As of March 31, 2009	As of March 31, 2010
Total assets	2,470,766	3,116,508
Special account asset balance	(2,099,798)	(2,586,618)

(Reference: Mitsui Sumitomo MetLife Insurance Co., Ltd., non-consolidated)
Solvency Margin Ratio
(Yen in millions)

	As of March 31, 2009	As of March 31, 2010
(A) Total solvency margin	116,483	174,313
Shareholders’ equity	1,003	35,408
Reserves for price fluctuations	293	682
Contingency reserves	6,989	13,930
General bad debt reserves	—	—
Difference on valuation of other securities x 90% (or 100% if negative)	13	Δ23
Latent gains (losses) on land × 85% (or 100% if negative)	—	—
Excess amount of Zillmerized reserve	106,183	123,314
Debt financing, etc.	2,000	1,000
Other deductions	—	—
Other	—	—
(B) Total amount of risk	31,926	32,949
General insurance risk equivalent (R1)	47	17
Third sector insurance risk equivalent (R8)	21	20
Assumed interest rate risk equivalent (R2)	2,209	2,747
Asset investment risk equivalent (R3)	9,261	9,386
Business management risk equivalent (R4)	931	960
Minimum guarantee risk equivalent (R7)	19,522	19,854
(C) Solvency margin ratio [(A)/{(B)×1/2}]×100	729.6%	1,058.0%

May 20, 2010
Overview of Business Results of MS&AD Insurance Group Holdings, Inc.
FY 2009
1. Summary of Consolidated Business Results for the Year Ended March 31, 2010

(Net Premiums Written, Ordinary Profit or Loss, Net Income or Loss)
(Unit: 100 million yen)

		Year ended	Year ended		Change Ratio
		March 31, 2009	March 31, 2010	Change	(%)
Net Premiums Written Note 1	(1)	14,510	13,949	(561)	(3.9)

Mitsui Sumitomo Insurance	(2)	12,393	12,037	(356)	(2.9)
Overseas Non-Life Insurance Subsidiaries	(3)	1,819	1,587	(232)	(12.8)
Mitsui Direct General Insurance	(4)	296	324	27	9.3

Ordinary Profit (Loss)	(5)	(130)	526	657	—

Mitsui Sumitomo Insurance	(6)	255	357	102	40.2

Net Income (Loss)	(7)	81	376	294	359.5

Mitsui Sumitomo Insurance	(8)	465	254	(211)	(45.3)
Overseas Non-Life Insurance Subsidiaries	(9)	(229)	202	432	—
Mitsui Direct General Insurance	(10)	(15)	(6)	8	—
Mitsui Sumitomo Kirameki Life Insurance	(11)	0	0	(0)	(15.3)
Mitsui Sumitomo MetLife Insurance	(12)	(44)	44	89	—
Other	(13)	2	5	2	102.0
Consolidation Adjustment/Holding Company	(14)	(96)	(123)	(27)	—
Note:	1.	Net premiums written exclude Good Result Return premiums of Mitsui Sumitomo Insurance’s proprietary auto insurance product “Modorich” which contains a special clause related to premium adjustment and refund at maturity.

	2.	Figures in 8 through 13 are prior to consolidation adjustments (the Company’s equity)
Breakdown of Overseas Non-Life Insurance Subsidiaries
(Unit: 100 million yen)

		Year ended	Year ended		Change Ratio
		March 31, 2009	March 31, 2010	Change	(%)
Net Premiums Written	(1)	1,819	1,587	(232)	(12.8)
Asia	(2)	707	652	(55)	(7.8)
Europe	(3)	617	477	(140)	(22.8)
Americas	(4)	239	249	10	4.4
Reinsurance	(5)	255	208	(46)	(18.4)

Net Income (Loss)	(6)	(229)	202	432	—

Asia	(7)	29	91	61	205.8
Europe	(8)	(313)	10	323	—
Americas	(9)	11	19	7	68.8
Reinsurance	(10)	41	80	39	93.9

2. Status of Mitsui Sumitomo Insurance Co., Ltd. (non-consolidated)
Figures in following charts excludes Good Result Return premiums of Mitsui Sumitomo Insurance Co., Limited’s proprietary automobile insurance product “ModoRich”, which contains a special clause related to premium adjustment and refund at maturity.
(1) Underwriting Profit/losses
(Yen in hundred millions)

		FY 2008	FY 2009	Change	Increase ratio
					%
(+) Net premiums written	(1)	12,393	12,037	(356)	(2.9)
(–) Net claims paid	(2)	7,848	7,719	(128)	(1.6)
(–) Loss adjustment expenses	(3)	761	744	(16)	(2.2)
(–) Commission and collection expenses	(4)	2,079	2,071	(7)	(0.4)
(–) Operating expenses and general and administrative expenses related to underwriting	(5)	2,131	2,078	(52)	(2.5)
Underwriting balance	(6)	(425)	(576)	(151)	—
(–) Provision for outstanding claims	(7)	(304)	(193)	111	—
(–) Provision for underwriting reserve	(8)	(261)	(307)	(45)	—
(–) Provision for catastrophe reserve	(9)	(103)	167	271	—
(+) Other	(10)	80	84	4	5.5
Underwriting profit/losses	(11)	324	(159)	(484)	(149.1)

Ratios
Net loss ratio	(12)	69.5%	70.3%	0.8%
Net expense ratio	(13)	34.0%	34.5%	0.5%
Combined ratio	(14)	103.5%	104.8%	1.3%

Incurred loss (2)+(7)	(15)	7,543	7,526	(16)	(0.2)

(Supplement: compulsory automobile liability excluded)
Net premiums written	(16)	10,911	10,690	(220)	(2.0)

Ratios
Net loss ratio	(17)	65.3%	65.7%	0.4%
Net expense ratio	(18)	35.5%	35.8%	0.3%
Combined ratio	(19)	100.8%	101.5%	0.7%
(Note)	1.	Net loss ration = (Net claims paid + Loss adjustment expenses) / Net premiums written × 100

	2.	Net expense ratio = (Commission and collection expenses + Operating expenses and general and administrative expenses regarding underwriting) / Net premiums written × 100

	3.	Combined ratio = Net loss ratio + Net expense ratio

(2) Premiums
(Yen in hundred millions)

					Direct premiums written (excluding
	Net premiums written				deposit premiums from policyholders)
Period	FY 2008		FY 2009		FY 2008		FY 2009
		Increase		Increase		Increase		Increase
Line of business	Amount	ratio (%)	Amount	ratio (%)	Amount	ratio (%)	Amount	ratio (%)
		%		%		%		%
Fire	1,761	(0.1)	1,794	1.8	2,163	0.1	2,198	1.6
Marine	641	(11.8)	519	(19.1)	779	(8.9)	655	(15.8)
Personal accident	1,289	(1.4)	1,294	0.4	1,342	(1.6)	1,346	0.3
Voluntary automobile	5,411	(1.9)	5,367	(0.8)	5,416	(1.9)	5,376	0.7
Compulsory automobile liability	1,482	(22.4)	1,346	(9.2)	1,375	(17.0)	1,292	(6.0)
Other	1,806	(2.1)	1,715	(5.0)	1,873	(2.2)	1,835	(2.0)

Total	12,393	(5.2)	12,037	(2.9)	12,950	(3.9)	12,705	(1.9)

(3) Net Claims Paid
(Yen in hundred millions)

Period	FY 2008			FY 2009
		Increase	Net loss		Increase	Net loss	Difference
Line of business	Amount	ratio (%)	ratio (%)	Amount	ratio (%)	ratio (%)	(%)
		%	%		%	%	%
Fire	709	(9.8)	42.6	737	4.0	43.3	0.7
Marine	310	(10.5)	51.5	302	(2.5)	61.7	10.2
Personal accident	688	3.5	60.4	726	5.5	62.9	2.5
Voluntary automobile	3,526	(0.2)	73.2	3,509	(0.5)	73.4	0.2
Compulsory automobile liability	1,372	0.6	99.8	1,334	(2.7)	107.3	7.5
Other	1,240	15.2	72.3	1,108	(10.7)	68.2	(4.1)

Total	7,848	1.0	69.5	7,719	(1.6)	70.3	0.8

(Note)	Net loss ratio is calculated by adding loss adjustment expenses to net claims paid.

(Supplement) Status of Natural Disasters	(Yen in hundred millions)

	FY 2008			FY 2009
	Total			Total
	incurred loss	Net claims paid	Outstanding claims	incurred loss	Net claims paid	Outstanding claims
Fire	29	26	3	117	99	17
Voluntary automobile	25	25	0	21	20	0
Other	5	3	1	17	11	6

Total	60	55	5	156	131	24

(Note)	Above figures relate to natural disasters that occurred during the respective periods. Net claims paid, including those for natural disasters that occurred prior to the periods are, ¥73 hundred million (Fire: ¥38 hundred million, Automobile: ¥25 hundred million, Other: ¥9 hundred million) for FY 2008, and ¥137 hundred million (Fire: ¥104 hundred million, Automobile: ¥20 hundred million, Other: ¥12 hundred million) for FY 2009.
(4) Operating Expenses

<Operating Expenses>	(Yen in hundred millions)

			FY 2009
					Increase
		FY 2008		Increase	(decrease) ratio
		Amount	Amount	(decrease)	(%)
					%
Personnel expenses	(1)	1,526	1,565	38	2.5
Non-personnel expenses	(2)	1,352	1,230	(121)	(9.0)
Tax,	(3)	142	137	(4)	(3.2)

Total	(4)	3,021	2,934	(87)	(2.9)

(Note)	Total company expenses = Loss adjustment expenses + Operating expenses and general and administrative expenses

<Operating Expenses Related to Underwriting>	(Yen in hundred millions)

			FY 2009
					Increase
		FY 2008		Increase	(decrease) ratio
		Amount	Amount	(decrease)	(%)
					%
Operating expenses and general and administrative expenses	(5)	2,131	2,078	(52)	(2.5)
Commission and collection expenses	(6)	2,079	2,071	(7)	(0.4)

Total	(7)	4,210	4,149	(60)	(1.4)

Net expense ratio	(8)	34.0%	34.5%	0.5%

(5) Outstanding Claims
(Yen in hundred millions)

	FY 2008		FY 2009
	Balance	Increase	Balance	Increase
Fire	467	(14)	495	28
Marine	288	(4)	260	(28)
Personal accident	517	46	544	27
Voluntary automobile	2,589	(155)	2,519	(69)
Compulsory automobile liability	492	(5)	482	(9)
Other	1,240	(170)	1,098	(141)

Total	5,594	(304)	5,401	(193)

(Note)	Increase in FY 2008 does not link with increase/decrease of balance, since balance of outstanding claims is transferred to MSIG Mingtai Insurance Co., Ltd. due to its combination with Taipei branch.
(6) Catastrophe Reserve
(Yen in hundred millions)

	FY 2008		FY 2009
		Ratio to			Ratio to
		net premiums			net premiums
	Balance	written (%)	Balance	Increase	written (%)
		%			%
Fire	2,009	116.3	2,168	159	123.3
Marine	602	93.9	622	20	120.0
Personal accident	811	62.9	746	(64)	57.7
Voluntary automobile	173	3.2	171	(1)	3.2
Other	1,222	67.7	1,275	53	74.4

Total	4,818	44.3	4,985	167	46.8

(Note)	Ratio to net premiums written shows the ratio of balance to net premiums written (excluding premiums for earthquake insurance, compulsory automobile liability insurance and good result return of “ModoRich”).

Ratio to net premiums written at the interim period is calculated by doubling net premiums paid.
(7) Investment Profit/losses, Ordinary Profit/losses and Net Profit/losses
(Yen in hundred millions)

					Increase
		FY 2008	FY 2009	Change	ratio (%)
					%
(+) Interest and dividends received	(1)	1,378	1,174	(203)	(14.8)
(Return on assets under management (income yield))	(2)	2.67%	2.38%	(0.29%)
(–) Transfer of investment income on deposit premiums	(3)	528	540	12	2.3
Net interest and dividends received	(4)	850	634	(216)	(25.4)
(+) Gains/losses on sale of securities	(5)	602	2	(600)	(99.6)
(–) Gains/losses on devaluation of securities	(6)	1,095	48	(1,046)	(95.5)
(+) Gains/losses on devaluation of securities	(7)	(7)	252	260	—
(+) Other	(8)	(409)	(317)	91	—

Total status of investment and other ordinary profit/losses	(9)	(59)	522	582	—

(+) Ordinary profit	(10)	255	357	102	40.2
(+) Extraordinary profit/losses	(11)	236	(26)	(263)	(111.2)
(profit/losses concerning reserve for price fluctuation)	(12)	259	1	(257)	(99.3)
Interim net profit before income taxes	(13)	491	331	(160)	(32.6)
(–) Income taxes	(14)	26	76	50	194.3
Interim net profit	(15)	465	254	(211)	(45.3)

3. Status of Life Insurance Subsidiaries
(Unit: 100 million yen)

			Year ended	Year ended		Change Ratio
			March 31, 2009	March 31, 2010	Change	(%)
Life Insurance

Amount of New Policies
Mitsui Sumitomo	Individual Insurance	(1)	16,204	15,531	(672)	(4.2)
Kirameki life Insurance	Individual Annuities	(2)	334	340	6	1.8
Mitsui Sumitomo	Individual Insurance	(3)	542	16	(526)	(96.9)
MetLife Insurance	Individual Annuities	(4)	5,386	4,064	(1,322)	(24.5)

Amount of Policies in Force
Mitsui Sumitomo	Individual Insurance	(5)	87,155	91,292	4,137	4.7
Kirameki life Insurance	Individual Annuities	(6)	3,152	3,154	1	0.0
Mitsui Sumitomo	Individual Insurance	(7)	1,082	1,140	58	5.4
MetLife Insurance	Individual Annuities	(8)	23,705	30,235	6,530	27.5

II. Business results of Aioi Insurance Co., Ltd. (non-consolidated)
1. Summary of Consolidated Business Results for the Year Ended March 31, 2010

(Net Premiums Written, Ordinary Profit or Loss, Net Income or Loss)
(Unit: 100 million yen)

		Year ended	Year ended
		March 31,	March 31,
		2009	2010	Change	Change Ratio (%)
Net Premiums Written Note 1	(1)	8,291	8,114	(176)	(2)
Ordinary Profit (Loss)	(2)	(230)	363	594	—
Aioi Insurance	(3)	(203)	373	577	—
Net Income (Loss)	(4)	(109)	166	275	—
Aioi Insurance	(5)	(95)	181	277	—
Aioi Life Insurance	(6)	8	13	5	62
Other	(7)	(22)	(28)	(6)	—
(Note)   Figures for (5) and (6) are amounts before consolidation adjustments.
2. Status of Aioi Insurance Co., Ltd. (non-consolidated)
(1) Underwriting Profit/losses

		FY 2008	FY 2009	Change	Increase ratio
(+) Net premiums written	(1)	8,166	7,940	(226)	(2.8)
(–) Net claims paid	(2)	4,935	4,905	(29)	(0.6)
(–) Loss adjustment expenses	(3)	370	437	67	18.2
(–) Commission and collection expenses	(4)	1,441	1,400	(40)	(2.8)
(–) Operating expenses and general and administrative expenses related to underwriting	(5)	1,383	1,416	33	2.4
Underwriting balance	(6)	36	(220)	(257)	(696.6)
(–) Provision for outstanding claims	(7)	(110)	94	204	—
(–) Provision for underwriting reserve	(8)	16	(46)	(63)	(380.6)
(–) Provision for catastrophe reserve	(9)	(19)	(194)	(175)	—
(+) Other	(10)	35	31	(4)	(11.4)
Underwriting profit/losses	(11)	185	(40)	(226)	(122.0)

Ratios
Net loss ratio	(12)	65.0%	67.3%	2.3%
Net expense ratio	(13)	34.6%	35.5%	0.9%
Combined ratio	(14)	99.6%	102.8%	3.2%

Incurred loss (2)+(7)	(15)	4,825	4,999	174	3.6

(Supplement: compulsory automobile liability excluded)
Net premiums written	(16)	6,969	6,844	(125)	(1.8)

Ratios
Net loss ratio	(17)	60.6%	62.5%	1.9%
Net expense ratio	(18)	35.5%	36.3%	0.8%
Combined ratio	(19)	96.1%	98.8%	2.7%

(Note)	1.	Net loss ration = (Net claims paid + Loss adjustment expenses) / Net premiums written × 100

	2.	Net expense ratio = (Commission and collection expenses + Operating expenses and general and administrative expenses regarding underwriting) / Net premiums written × 100

	3.	Combined ratio = Net loss ratio + Net expense ratio

(2) Premiums
(Yen in hundred millions)

					Direct premiums written (excluding
	Net premiums written				deposit premiums from policyholders)
Period	FY 2008		FY 2009		FY 2008		FY 2009
		Increase		Increase		Increase		Increase
Line of business	Amount	ratio (%)	Amount	ratio (%)	Amount	ratio (%)	Amount	ratio (%)
		%		%		%		%
Fire	1,027	2.4	1,020	(0.6)	1,222	4.1	1,221	(0.1)
Marine	55	(13.2)	37	(33.2)	50	(9.8)	36	(27.0)
Personal accident	460	(3.9)	450	(2.2)	495	(2.1)	484	(2.2)
Voluntary automobile	4,668	(1.3)	4,658	(0.2)	4,588	(1.7)	4,564	(0.5)
Compulsory automobile liability	1,197	(19.9)	1,095	(8.5)	1,327	(15.8)	1,231	(7.2)
Other	757	1.2	677	(10.6)	759	2.7	681	(10.2)

Total	8,166	(4.1)	7,940	(2.8)	8,442	(3.2)	8,220	(2.6)

(3) Net Claims Paid
(Yen in hundred millions)

Period	FY 2008			FY 2009
		Increase	Net loss		Increase	Net loss	Difference
Line of business	Amount	ratio (%)	ratio (%)	Amount	ratio (%)	ratio (%)	(%)
		%	%		%	%	%
Fire	351	(2.0)	35.9	373	6.3	38.7	2.8
Marine	34	(4.5)	64.3	26	(24.1)	73.3	9.0
Personal accident	214	5.3	50.0	218	2.0	52.8	2.8
Voluntary automobile	2,794	0.5	64.8	2,847	1.9	67.0	2.2
Compulsory automobile liability	1,002	0.1	90.2	976	(2.6)	97.3	7.1
Other	538	(5.8)	74.7	463	(13.8)	73.0	(1.7)

Total	4,935	(0.3)	65.0	4,905	(0.6)	67.3	2.3

(Note)  Net loss ratio is calculated by adding loss adjustment expenses to net claims paid.
(Supplement) Status of Natural Disasters
(Yen in hundred millions)

	FY 2008			FY 2009
	Total			Total
	incurred loss	Net claims paid	Outstanding claims	incurred loss	Net claims paid	Outstanding claims
Fire	8	7	0	48	42	6
Voluntary automobile	18	18	0	10	10	0
Other	3	2	0	4	3	1

Total	29	28	1	63	56	7

(Note)	Above figures relate to natural disasters that occurred during the respective periods. Net claims paid, including those for natural disasters that occurred prior to the periods are, ¥30 hundred million (Fire: ¥9 hundred million, Automobile: ¥18 hundred million, Other: ¥2 million) for FY 2008 and ¥57 hundred million (Fire: ¥43 hundred million, Automobile: ¥10 hundred million, Other: ¥3 million) for FY 2009.
(4) Operating Expenses

<Operating Expenses>	(Yen in hundred millions)

			FY 2009
					Increase
		FY 2008		Increase	(decrease) ratio
		Amount	Amount	(decrease)	(%)
					%
Personnel expenses	(1)	916	958	42	4.6
Non-personnel expenses	(2)	821	881	59	7.3
Tax,	(3)	96	89	(6)	(7.1)

Total	(4)	1,834	1,930	95	5.2

(Note)  Total company expenses = Loss adjustment expenses + Operating expenses and general and administrative expenses

<Operating Expenses Related to Underwriting>	(Yen in hundred millions)

			FY 2009
					Increase
		FY 2008		Increase	(decrease) ratio
		Amount	Amount	(decrease)	(%)
					%
Operating expenses and general and administrative expenses	(5)	1,383	1,416	33	2.4
Commission and collection expenses	(6)	1,441	1,400	(40)	(2.8)

Total	(7)	2,824	2,817	(7)	(0.2)

Net expense ratio	(8)	34.6%	35.5%	0.9%

(5) Outstanding Claims
(Yen in hundred millions)

	FY 2008		FY 2009
	Balance	Increase	Balance	Increase
Fire	212	(19)	219	7
Marine	36	(11)	21	(14)
Personal accident	169	19	168	(1)
Voluntary automobile	1,780	(41)	1,769	(11)
Compulsory automobile liability	361	(4)	355	(6)
Other	476	(52)	594	119

Total	3,036	(110)	3,128	94

(Note)	Increase in FY 2008 does not link with increase/decrease of balance, since balance of outstanding claims was transferred due to its Tianjin branch office obtaining local corporate status.
(6) Catastrophe Reserve
(Yen in hundred millions)

	FY 2008		FY 2009
		Ratio to			Ratio to
		net premiums			net premiums
	Balance	written (%)	Balance	Increase	written (%)
		%			%
Fire	979	97.0	1,039	60	103.8
Marine	44	79.2	45	1	122.0
Personal accident	343	74.5	356	13	79.3
Voluntary automobile	769	16.5	477	(291)	10.2
Other	268	35.4	290	21	42.8

Total	2,404	34.6	2,209	(194)	32.4

(Note)	Ratio to net premiums written shows the ratio of balance to net premiums written (excluding premiums for earthquake insurance and compulsory automobile liability insurance).

Ratio to net premiums written at the interim period is calculated by doubling net premiums paid.
(7) Investment Profit/losses, Ordinary Profit/losses and Net Profit/losses
(Yen in hundred millions)

					Increase
		FY 2008	FY 2009	Change	ratio (%)
					%
(+) Interest and dividends received	(1)	429	487	57	13.4
(Return on assets under management (income yield))	(2)	2.01%	2.38%	0.37%
(–) Transfer of investment income on deposit premiums	(3)	202	183	(18)	(9.1)
Net interest and dividends received	(4)	227	303	75	33.3
(+) Gains/losses on sale of securities	(5)	439	131	(308)	(70.1)
(–) Gains/losses on devaluation of securities	(6)	624	29	(594)	(95.2)
(+) Gains/losses on devaluation of securities	(7)	(118)	81	199	—
(+) Other	(8)	(332)	(83)	249	—

Total status of investment and other ordinary profit/losses	(9)	(407)	403	810	—

(+) Ordinary profit	(10)	(203)	373	577	—
(+) Extraordinary profit/losses	(11)	66	(103)	(170)	(255.3)
(profit/losses concerning reserve for price fluctuation)	(12)	59	(12)	(72)	(121.4)
Interim net profit before income taxes	(13)	(136)	270	407	—
(–) Income taxes	(14)	(41)	88	129	—
Interim net profit	(15)	(95)	181	277	—

III. Business results of Nissay Dowa General Insurance Co., Ltd. (non-consolidated)
Status of Nissay Dowa General Insurance Co., Ltd. (non-consolidated)
(1) Underwriting Profit/losses
(Yen in hundred millions)

		FY 2008	FY 2009	Change	Increase ratio
					%
(+) Net premiums written	(1)	3,109	3,126	17	0.6
(–) Net claims paid	(2)	1,918	1,969	51	2.7
(–) Loss adjustment expenses	(3)	176	180	4	2.4
(–) Commission and collection expenses	(4)	533	541	8	1.6
(–) Operating expenses and general and administrative expenses related to underwriting	(5)	543	515	(28)	(5.2)
Underwriting balance	(6)	(62)	(80)	(18)	—
(–) Provision for outstanding claims	(7)	18	17	(1)	(6.8)
(–) Provision for underwriting reserve	(8)	3	34	31	927.0
(–) Provision for catastrophe reserve	(9)	20	(13)	(34)	(166.2)
(+) Other	(10)	17	16	(0)	(4.5)
Underwriting profit/losses	(11)	(87)	(102)	(15)	—

Ratios
Net loss ratio	(12)	67.4%	68.8%	1.4%
Net expense ratio	(13)	34.6%	33.8%	(0.8)%
Combined ratio	(14)	102.0%	102.6%	0.6%

Incurred loss (2)+(7)	(15)	1,936	1,987	50	2.6

(Supplement: compulsory automobile liability excluded)
Net premiums written	(16)	2,804	2,845	41	1.5

Ratios
Net loss ratio	(17)	63.8%	65.1%	1.3%
Net expense ratio	(18)	35.8%	34.5%	(1.3)%
Combined ratio	(19)	99.6%	99.6%	0.0%

(Note)	1.	Net loss ration = (Net claims paid + Loss adjustment expenses) / Net premiums written × 100

	2.	Net expense ratio = (Commission and collection expenses + Operating expenses and general and administrative expenses regarding underwriting) / Net premiums written × 100

	3.	Combined ratio = Net loss ratio + Net expense ratio

(2) Premiums
(Yen in hundred millions)

					Direct premiums written (excluding
	Net premiums written				deposit premiums from policyholders)
Period	FY 2008		FY 2009		FY 2008		FY 2009
		Increase		Increase		Increase		Increase
Line of business	Amount	ratio (%)	Amount	ratio (%)	Amount	ratio (%)	Amount	ratio (%)
		%		%		%		%
Fire	470	6.5	511	8.7	642	6.4	697	8.6
Marine	54	(1.3)	45	(16.2)	68	(0.3)	56	(17.2)
Personal accident	291	(2.7)	283	(2.7)	299	(2.1)	292	(2.2)
Voluntary automobile	1,588	(0.7)	1,606	1.1	1,589	(0.6)	1,608	1.2
Compulsory automobile liability	305	(21.0)	281	(7.8)	294	(15.2)	280	(4.9)
Other	399	(0.3)	398	(0.2)	568	19.4	670	17.9

Total	3,109	(2.3)	3,126	0.6	3,463	1.8	3,605	4.1

(3) Net Claims Paid
(Yen in hundred millions)

Period	FY 2008			FY 2009
		Increase	Net loss		Increase	Net loss	Difference
Line of business	Amount	ratio (%)	ratio (%)	Amount	ratio (%)	ratio (%)	(%)
		%	%		%	%	%
Fire	175	2.4	39.0	190	8.1	38.7	(0.3)
Marine	29	14.1	57.7	31	6.0	72.9	15.2
Personal accident	153	(7.1)	58.2	160	4.6	61.9	3.7
Voluntary automobile	1,047	(3.9)	73.2	1,089	4.0	75.1	1.9
Compulsory automobile liability	277	(0.9)	99.9	267	(3.6)	105.9	6.0
Other	233	9.1	60.6	230	(1.4)	60.0	(0.5)

Total	1,918	(1.5)	67.4	1,969	2.7	68.8	1.4

(Note)	Net loss ratio is calculated by adding loss adjustment expenses to net claims paid.

(Supplement) Status of Natural Disasters	(Yen in hundred millions)

	FY 2008			FY 2009
	Total			Total
	incurred loss	Net claims paid	Outstanding claims	incurred loss	Net claims paid	Outstanding claims
Fire	17	14	2	42	36	6
Voluntary automobile	5	5	—	5	5	0
Other	2	1	0	4	2	2

Total	25	21	3	52	43	8

(Note)	Above figures relate to natural disasters that occurred during the respective periods. Net claims paid, including those for natural disasters that occurred prior to the periods are, ¥34 hundred million (Fire: ¥26 hundred million, Automobile: ¥5 hundred million, Other: ¥2 million) for FY 2008 and ¥52 hundred million (Fire: ¥43 hundred million, Automobile: ¥5 hundred million, Other: ¥3 million) for FY 2009.
(4) Operating Expenses

<Operating Expenses>	(Yen in hundred millions)

			FY 2009
					Increase
		FY 2008		Increase	(decrease) ratio
		Amount	Amount	(decrease)	(%)
					%
Personnel expenses	(1)	360	356	(3)	(1.1)
Non-personnel expenses	(2)	364	342	(21)	(6.0)
Tax,	(3)	35	35	(0)	(1.0)

Total	(4)	760	734	(26)	(3.4)

(Note)	Total company expenses = Loss adjustment expenses + Operating expenses and general and administrative expenses

<Operating Expenses Related to Underwriting>	(Yen in hundred millions)

			FY 2009
					Increase
		FY 2008		Increase	(decrease) ratio
		Amount	Amount	(decrease)	(%)
					%
Operating expenses and general and administrative expenses	(5)	543	515	(28)	(5.2)
Commission and collection expenses	(6)	533	541	8	1.6

Total	(7)	1,077	1,057	(19)	(1.8)

Net expense ratio	(8)	34.6%	33.8%	(0.8)%

(5) Outstanding Claims
(Yen in hundred millions)

	FY 2008		FY 2009
	Balance	Increase	Balance	Increase
Fire	116	6	102	(14)
Marine	29	(2)	24	(5)
Personal accident	115	7	120	5
Voluntary automobile	660	9	702	41
Compulsory automobile liability	99	(2)	96	(2)
Other	236	(0)	229	(7)

Total	1,258	18	1,275	17

(Note)	Increase in FY 2008 does not link with increase/decrease of balance, since balance of outstanding claims was transferred due to its Tianjin branch office obtaining local corporate status.
(6) Catastrophe Reserve
(Yen in hundred millions)

	FY 2008		FY 2009
		Ratio to			Ratio to
		net premiums			net premiums
	Balance	written (%)	Balance	Increase	written (%)
		%			%
Fire	551	119.4	571	20	113.9
Marine	80	148.5	80	0	177.9
Personal accident	159	54.7	146	(12)	51.7
Voluntary automobile	127	8.1	92	(35)	5.7
Other	220	55.2	235	14	58.9

Total	1,139	40.8	1,126	(13)	39.7

(Note)	Ratio to net premiums written shows the ratio of balance to net premiums written (excluding premiums for earthquake insurance and compulsory automobile liability insurance).

Ratio to net premiums written at the interim period is calculated by doubling net premiums paid.
(7) Investment Profit/losses, Ordinary Profit/losses and Net Profit/losses
(Yen in hundred millions)

					Increase
		FY 2008	FY 2009	Change	ratio (%)
					%
(+) Interest and dividends received	(1)	238	211	(27)	(11.5)
(Return on assets under management (income yield))	(2)	2.58%	2.38%	(0.20%)
(–) Transfer of investment income on deposit premiums	(3)	83	77	(6)	(7.3)
Net interest and dividends received	(4)	155	134	(21)	(13.8)
(+) Gains/losses on sale of securities	(5)	57	179	121	211.2
(–) Gains/losses on devaluation of securities	(6)	190	51	(138)	(72.9)
(+) Gains/losses on devaluation of securities	(7)	(31)	(3)	28	—
(+) Other	(8)	(68)	(53)	15	—

Total status of investment and other ordinary profit/losses	(9)	(76)	205	282	—

(+) Ordinary profit	(10)	(168)	100	269	—
(+) Extraordinary profit/losses	(11)	61	(64)	(125)	(205.6)
(profit/losses concerning reserve for price fluctuation)	(12)	64	(6)	(70)	(109.9)
Interim net profit before income taxes	(13)	(107)	35	143	—
(+) Income taxes	(14)	(39)	5	45	—
Interim net profit	(15)	(67)	30	97	—

IV. Summary of Financial Results of MS&AD Insurance Group Holdings (Simple Combination)
Simple Combination of the Three Groups (Consolidated) Note 1
(Unit: 100 million yen)

		Year Ended	Year Ended		Change Ratio
		March 31, 2009	March 31, 2010	Change	(%)
Net Premiums Written Note 2	(1)	25,910	25,190	(720)	(2.8)
Fire and Allied	(2)	3,698	3,717	19	0.5
Marine	(3)	1,045	842	(203)	(19.4)
Personal Accident	(4)	2,110	2,087	(22)	(1.1)
Voluntary Automobile	(5)	12,503	12,519	16	0.1
Compulsory Automobile Liability	(6)	2,987	2,726	(260)	(8.7)
Other	(7)	3,566	3,296	(269)	(7.6)

Ordinary Profit (Loss)	(8)	(529)	991	1,520	—

Net Income (Loss)	(9)	(94)	573	668	—

Total Assets	(10)	113,450	114,813	1,362	1.2

(Note)	1.	Simple combination of Mitsui Sumitomo Insurance Group Holdings (Consolidated), Aioi Insurance (Consolidated) and Nissay Dowa General Insurance (Non-Consolidated).

	2.	Net premiums written exclude Good Result Return premiums of Mitsui Sumitomo Insurance’s proprietary auto insurance product “Modorich” which contains a special clause related to premium adjustment and refund at maturity.

	3.	Figures in 2 through 7 are prior to consolidation adjustments.
Simple Combination of the Three Non-Life Insurance Subsidiaries (Non-Consolidated) Note 1
(Unit: 100 million yen)

		Year Ended	Year Ended		Change Ratio
		March 31, 2009	March 31, 2010	Change	(%)
Net Premiums Written Note 2	(1)	23,670	23,104	(565)	(2.4)
Fire and Allied	(2)	3,260	3,326	66	2.0
Marine	(3)	751	601	(150)	(20.0)
Personal Accident	(4)	2,040	2,028	(12)	(0.6)
Voluntary Automobile	(5)	11,667	11,631	(35)	(0.3)
Compulsory Automobile Liability	(6)	2,985	2,723	(261)	(8.8)
Other	(7)	2,964	2,792	(171)	(5.8)
Underwriting Income (Loss)	(8)	422	(303)	(726)	(171.7)
Ordinary Profit (Loss)	(9)	(116)	832	948	—
Net Income	(10)	302	466	163	54.1
Total Assets	(11)	94,972	95,015	42	0.0

Net Loss Ratio Note 2	(12)	67.6%	69.1%	1.5%
Net Expense Ratio Note 2	(13)	34.3%	34.7%	0.4%
Combined Ratio Note 2	(14)	101.9%	103.8%	1.9%

(Reference: Excluding Compulsory Automobile Liability Insurance)
Net Premiums Written Note 2	(15)	20,684	20,381	(303)	(1.5)
Net Loss Ratio Note 2	(16)	63.5%	64.5%	1.0%
Net Expense Ratio Note 2	(17)	35.5%	35.8%	0.3%
Combined Ratio Note 2	(18)	99.0%	100.3%	1.3%

(Note)	1.	Simple combination of Mitsui Sumitomo Insurance (Non-Consolidated), Aioi Insurance (Non-Consolidated) and Nissay Dowa General Insurance (Non-Consolidated).

	2.	Figures exclude Good Result Return premiums of Mitsui Sumitomo Insurance’s proprietary auto insurance product “Modorich” which contains a special clause related to premium adjustment and refund at maturity.

	3.	Net Loss Ratio = (Net Claims Paid + Loss Adjustment Expenses) / Net Premiums Written * 100

	4.	Net Expense Ratio = (Commission and Collection Expenses + Operating Expenses and General and Administrative Expenses on Underwriting) / Net Premiums Written * 100

	5.	Combined Ratio = Net Loss Ratio + Net Expense Ratio

V. Result Forecast for the Fiscal Year ending March 31, 2011
1. MS&AD Insurance Group Holdings (Consolidated)
(Unit: 100 million yen)

			(Reference) Change from
		Forecast for the year	previous year
		ending March 31, 2011	Note 2
Net Premiums Written Note 1	(1)	25,800	2.4%
(Overseas Non-Life Insurance Subsidiaries)	(2)	1,945	10.4%
Ordinary Profit	(3)	860	(131)
Net Income	(4)	510	(63)
Dividend per Share (Annual)	(5)	¥54.00	¥—
2. Mitsui Sumitomo Insurance (Non-Consolidated)
(Unit: 100 million yen)

		Forecast for the year
		ending March 31, 2011	Change from previous year
Net Premiums Written Note 1	(6)	12,280	2.0%
Ordinary Profit	(7)	470	112
Net Income	(8)	260	5
3. Aioi Nissay Dowa Insurance (Non-Consolidated) Note 3
(Unit: 100 million yen)

		Forecast for the year
		ending March 31, 2011	Change from previous year
Net Premiums Written	(9)	11,230	1.5%
Ordinary Profit	(10)	260	(214)
Net Income	(11)	20	(192)

(Note)	1.	Net premiums written exclude Good Result Return premiums of Mitsui Sumitomo Insurance’s proprietary auto insurance product “Modorich” which contains a special clause related to premium adjustment and refund at maturity.

	2.	Figures in change from previous year for MS&AD Insurance Group Holdings represent changes in comparison with the combined consolidated results of Mitsui Sumitomo Insurance Group Holdings, Aioi Insurance and Nissay Dowa General Insurance for the year ended March 31, 2010.

	3.	Aioi Insurance and Nissay Dowa General Insurance will be merged on October 1, 2010 to create Aioi Nissay Dowa Insurance. Forecast for Aioi Nissay Dowa Insurance represents the simple combination of the non-consolidated forecast for the first half of the fiscal year of Nissay Dowa General Insurance and the non-consolidated full-year forecast of Aioi Nissay Dowa Insurance.

Mitsui Sumitomo Insurance Company, Limited,
non-consolidated
(Answer to joint questions from the press)
Supplementary Information to Financial Statements as of March 31, 2010
(Yen in hundred millions)

			FY 2009
		Six months ended			Change from six
		September 30,		Change from	months ended
	FY 2008	2009		FY 2008	September 30, 2009
(1) Net premiums written	12,393	6,082	12,037	(356)	—
Increase ratio (%)	(5.2%)	(5.3%)	(2.9%)	2.3%	2.4%
(2) Total assets	59,773	60,301	59,719	(53)	(581)
(3) Loss ratio (%)	69.5%	67.5%	70.3%	0.8%	2.8%
(4) Expense ratio (%)	34.0%	33.3%	34.5%	0.5%	1.2%
(5) Combined ratio (%)	103.5%	100.8%	104.8%	1.3%	4.0%
Underwriting balance ratio (%)	(3.5%)	(0.8%)	(4.8%)	(1.3%)	(4.0%)
(6) Automobile
-Net premiums written	5,411	2,663	5,367	(43)	—
Increase ratio (%)	(1.9%)	(2.4%)	(0.8%)	1.1%	1.6%
-Underwriting balance ratio (%)	(7.2%)	(4.7%)	(7.6%)	(0.4%)	(2.9%)
-Loss ratio (%)	73.2%	71.4%	73.4%	0.2%	2.0%
-Expense ratio (%)	34.0%	33.3%	34.2%	0.2%	0.9%
(7) Fire
- Net premiums written	1,761	876	1,794	32	—
Increase ratio (%)	(0.1%)	0.3%	1.8%	1.9%	1.5%
-Underwriting balance ratio (%)	14.5%	20.3%	14.4%	(0.1%)	(5.9%)
-Loss ratio (%)	42.6%	39.2%	43.3%	0.7%	4.1%
-Expense ratio (%)	42.9%	40.5%	42.3%	(0.6%)	1.8%
(8) Number of employees	15,105	15,318	15,151	46	(167)
(9) Number of agents	41,519	40,686	39,927	(1,592)	(759)

(Note)	1.	Net premiums written and other ratios are calculated excluding Good Result Return premiums of “ModoRich (proprietary automobile insurance product which contains a special clause related to premium adjustment and refund at maturity)”.

	2.	Loss ratio = (Net claims paid + Loss adjustment expenses) / Net premiums written × 100

	3.	Expense ratio = (Commissions and collection expenses + Operating expenses and general and administrative expenses related to underwriting) / Net premiums written × 100

	4.	Combined ratio = Loss ratio + Expense ratio

	5.	Underwriting balance ratio = 100 – Combined ratio

	6.	Items shown with % within “Change from FY 2008” and “Change from Six months ended September 30, 2009” column, shows amount of balance compared to amount of FY 2008, and six months ended September 30, 2009, respectively.
<Reference> Consolidated Indices (Consolidated financial figures for Mitsui Sumitomo Insurance Group Holdings, Inc.)
(Yen in hundred millions)

			FY 2009
		Six months ended			Change from six
		September 30,		Change from	months ended
	FY 2008	2009		FY 2008	September 30, 2009
(1) Ordinary income	20,400	10,156	19,626	(773)	—
(2) Net premiums written	14,510	7,115	13,949	(561)	—
Increase ratio (%)	(5.6%)	(6.3%)	(3.9%)	1.7%	2.4%
(3) Life insurance premiums written	1,333	629	1,351	17	—
Increase ratio (%)	(14.8%)	(9.3%)	1.3%	16.1%	10.6%
(4) Ordinary profit	(130)	822	526	657	—
(5) Net income	81	568	376	294	—

(Note)	Net premiums written are calculated excluding Good Result Return premiums of “ModoRich (proprietary automobile insurance product which contains a special clause related to premium adjustment and refund at maturity)”.

Mitsui Sumitomo Insurance Company, Limited,
non-consolidated
(1)	Disclosures on Bad Debts

[Credit Obligations under Risk Management]	(Yen in hundred millions)

		Six months ended
	FY 2008	September 30, 2009	FY 2009
Currently in bankruptcy	0	0	14
Delinquent in payments	26	52	24
Delinquent in payments for 3 months or more	8	10	8
Favorable loan revisions completed	8	36	20

Total	42	99	67
Ratio to balance of loans (%)	0.6%	1.4%	0.9%

Reference: balance of loans	7,546	7,321	7,185

[Results of Self Evaluations]	(Yen in hundred millions)

		Six months ended
	FY 2008	September 30, 2009	FY 2009
No category	58,047	58,997	58,468
Category II	1,696	1,237	1,183
Category III	17	36	24
Category IV	1,112	112	105
Total category II-IV	2,827	1,386	1,314

Total	60,874	60,384	59,782

(Note)	Total indicates the amount of balance before direct depreciation based on self evaluation (including impairment of securities, etc., and loss due to impairment of fixed assets).
Amount of balance before direct depreciation:

FY 2008	¥1,101 hundred millions
(not including ¥6 hundred millions loss due to impairment of fixed assets for the interim period)
Six months ended September 30, 2009	¥82 hundred millions
FY 2009	¥63 hundred millions
(not including ¥1 hundred millions loss due to impairment of fixed assets for the interim period)
(2) Loss on Devaluation of Securities Due to Impairment
(Yen in hundred millions)

		Six months ended
	FY 2008	September 30, 2009	FY 2009
Bonds	20	—	—
Stocks	357	23	29
Foreign securities	475	53	14
Other securities	242	3	5

Total	1,095	80	48

Devaluation rules applied
In principle, marketable securities whose fair market value declined by 30% or more of book value are devaluated.
(3) Status of Securitized Instruments Losses, etc., due to US Subprime Loan Issues
Concerning policies including the subprime loan instruments, claim paid (including outstanding claims) of ¥0.1 billion are recorded in financial guarantee reinsurance. There is no investment in securitized instruments relating to subprime loan instruments.
Please refer to page 57 of the summary of financial statements for the fiscal year ended March 31, 2010 for the investment conditions of securitized instruments and our exposure to the US subprime loan.

Mitsui Sumitomo Insurance Company, Limited,
non-consolidated
(4) Impairment of Fixed Assets
(Yen in hundred millions)

		Six months ended
	FY 2008	September 30, 2009	FY 2009
Land	2	0	24
Buildings	7	1	10
Other	—	—	—

Total	10	1	34

(5) Unrealized Profit/losses of Securities
(Yen in hundred millions)

		Six months ended
	FY 2008	September 30, 2009	FY 2009
Bonds	233	377	359
Stocks	4,913	7,150	8,467
Foreign securities	(583)	(217)	59
Other	(25)	36	59

Total	4,528	7,347	8,945

(Note)	1.	Above figures show amounts for other securities with fair market value.

	2.	Other includes monetary claims bought.
(6) Status of Underwriting Operations of Third-sector Insurance
(in hundreds)

Breakdown of total number for FY 2009
	Total number for FY 2009		Mitsui Sumitomo
		Changes from the	Insurance Company,	Subsidiaries
Lines	Number	previous six months	Limited	(Note 3)
Number of policies	1,411	200	234	1,176

(Note)	1.	Total and respective number of policies for Mitsui Sumitomo Insurance Company, Limited and its subsidiaries from April, 2009 to March, 2010.

	2.	Above numbers show number of policies.

	3.	Subsidiaries item show the number for Mitsui Sumitomo Kirameki Life Insurance Company, Limited.
(7) Impact of Natural Disasters
(Yen in hundred millions)

		Six months ended
	FY 2008	September 30, 2009	FY 2009
Direct claims paid	62	24	136
Net claims paid	55	24	131
Accrued claims	5	11	24

(Note)	1.	Above figures are based on natural disasters that occurred during respective fiscal year. Net claims paid including claims for natural disasters that occurred during the last fiscal year are ¥7.3 hundred million for FY 2008, ¥2.8 hundred million for the Six months ended September 30, 2009, and ¥13.7 hundred million for FY 2009.

	2.	Accrued claims = Excess amount of outstanding claims over estimated recoveries
(8) Balance, Ratio to Balance and Amount of Provision for Catastrophe Reserve
(Yen in hundred millions)

	FY 2008			Six months ended September 30, 2009			FY 2009
		Ratio to			Ratio to			Ratio to
Lines	Balance	balance (%)	Provision	Balance	balance (%)	Provision	Balance	balance (%)	Provision
Fire	2,009	116.3%	157	2,087	121.5%	78	2,168	123.3%	159
Marine	602	93.9%	25	612	114.9%	10	622	120.0%	20
Personal accident	811	62.9%	39	809	60.0%	20	746	57.7%	39
Voluntary Auto	173	3.2%	173	85	1.6%	85	171	3.2%	171
Other	1,222	67.7%	92	1,238	66.8%	46	1,275	74.4%	84

Total	4,818	44.3%	486	4,833	44.8%	241	4,985	46.8%	475

(Note)	1.	Ratio to balance = Balance of catastrophe reserve / net premiums written (excluding premiums for earthquake insurance for household customers, compulsory auto liability insurance and Good Result Return of “ModoRich”) × 100

		Ratio to balance for the interim period is calculated by doubling the net premiums written.

	2.	Provision = Gross provision

Mitsui Sumitomo Insurance Company, Limited,
non-consolidated
(9) Status of Reinsurance Underwriting
(Yen in hundred millions)

	FY 2008		FY 2009
	Net reinsurance	Net reinsurance	Net reinsurance	Net reinsurance
Lines	premiums assumed	claims paid	premiums assumed	claims paid
Fire	202	96	220	67
Marine	150	93	101	62
Personal accident	16	11	20	13
Voluntary auto	28	15	25	14
Compulsory auto liability	1,044	1,372	936	1,334
Other	190	91	156	200

Total	1,632	1,681	1,461	1,692

(10) Status of Ceded Reinsurance
(Yen in hundred millions)

	FY 2008		FY 2009
	Net reinsurance	Net reinsurance	Net reinsurance	Net reinsurance
Lines	premiums ceded	recoveries	premiums ceded	recoveries
Fire	604	146	624	55
Marine	287	124	238	142
Personal accident	68	37	71	41
Voluntary auto	34	15	33	16
Compulsory auto liability	937	1,271	883	1,273
Other	257	71	276	98

Total	2,189	1,666	2,129	1,628

Aioi Insurance Co., Ltd.,
non-consolidated
(Answer to joint questions from the press)
Supplementary Information to Financial Statements as of March 31, 2010
(Yen in hundred millions)

			FY 2009
					Change from six
		Six months ended			months ended
		September 30,		Change from	September 30,
	FY 2008	2009		FY 2008	2009
(1) Net premiums written	8,166	3,978	7,940	(226)	—
Increase ratio (%)	(4.1%)	(4.8%)	(2.8%)	1.3%	2.0%
(2) Total assets	24,197	24,359	24,232	35	(126)
(3) Loss ratio (%)	65.0%	65.7%	67.3%	2.3%	1.6%
(4) Expense ratio (%)	34.6%	35.5%	35.5%	0.9%	—
(5) Combined ratio (%)	99.5%	101.1%	102.8%	3.3%	1.7%
Underwriting balance ratio (%)	0.5%	(1.1%)	(2.8%)	(3.3%)	(1.7%)
(6) Automobile
-Net premiums written	4,668	2,327	4,658	(9)	—
Increase ratio (%)	(1.3%)	(1.2%)	(0.2%)	1.1%	1.0%
-Underwriting balance ratio (%)	2.3%	0.7%	(0.7%)	(3.0%)	(1.4%)
-Loss ratio (%)	64.8%	65.9%	67.0%	2.2%	1.1%
-Expense ratio (%)	32.9%	33.5%	33.7%	0.8%	0.2%
(7) Fire
- Net premiums written	1,027	480	1,020	(6)	—
Increase ratio (%)	2.4%	(2.8%)	(0.6%)	(3.0%)	2.2%
-Underwriting balance ratio (%)	20.6%	20.2%	17.7%	(2.9%)	(2.5%)
-Loss ratio (%)	35.9%	35.3%	38.7%	2.8%	3.4%
-Expense ratio (%)	43.5%	44.6%	43.6%	0.1%	(1.0%)
(8) Number of employees	9,075	9,421	9,346	271	(75)
(9) Number of agents	39,483	39,591	39,411	(72)	(180)

(Note)	1.	Loss ratio = (Net claims paid + Loss adjustment expenses) / Net premiums written × 100

	2.	Expense ratio = (Commissions and collection expenses + Operating expenses and general and administrative expenses related to underwriting) / Net premiums written × 100

	3.	Combined ratio = Loss ratio + Expense ratio

	4.	Underwriting balance ratio = 100 – Combined ratio

	5.	Items shown with % within “Change from FY 2008” and “Change from Six months ended September 30, 2009” column, shows amount of balance compared to amount of FY 2008, and six months ended September 30, 2009, respectively.

<Reference> Consolidated Indices	(Yen in hundred millions)

			FY 2009
					Change from six
		Six months ended			months ended
		September 30,		Change from	September 30,
	FY 2008	2009		FY 2008	2009
(1) Ordinary income	10,755	5,189	10,441	(313)	—
(2) Net premiums written	8,291	4,086	8,114	(176)	—
Increase ratio (%)	(4.9%)	(5.1%)	(2.1%)	2.8%	3.0%
(3) Life insurance premiums written	712	369	777	64	—
Increase ratio (%)	(1.1%)	1.9%	9.1%	10.2%	7.2%
(4) Ordinary profit (loss)	(230)	276	363	594	—
(5) Net income (loss)	(109)	171	166	275	—

Aioi Insurance Co., Ltd.,
non-consolidated
(1) Disclosures on Bad Debts

[Credit Obligations under Risk Management]	(Yen in hundred millions)

		Six months ended
	FY 2008	September 30, 2009	FY 2009
Currently in bankruptcy	0	0	1
Delinquent in payments	15	24	14
Delinquent in payments for 3 months or more	13	12	10
Favorable loan revisions completed	7	7	15

Total	36	44	41
Ratio to balance of loans (%)	1.1%	1.3%	1.3%

Reference: balance of loans	3,494	3,399	3,241

[Results of Self Evaluations]	(Yen in hundred millions)

		Six months ended
	FY 2008	September 30, 2009	FY 2009
No category	22,137	22,661	22,651
Category II	252	254	264
Category III	6	12	3
Category IV	657	46	42
Total category II-IV	916	313	309

Total	23,054	22,975	22,960

(Note)   Figures above are amounts before depreciation (before appropriating valuation loss and impairment loss).
(2) Loss on Devaluation of Securities Due to Impairment
(Yen in hundred millions)

		Six months ended
	FY 2008	September 30, 2009	FY 2009
Bonds	4	—	—
Stocks	254	30	15
Foreign securities	248	3	4
Other securities	116	—	9

Total	624	33	29

Devaluation rules applied
In principle, marketable securities whose fair market value declined by 30% or more of book value are devaluated.
(3) Status of Securitized Instruments Losses, etc., due to US Subprime Loan Issues
Please refer to page 56 “Investment Conditions of Securitized Instruments” of the summary of financial statements for the fiscal year ended March 31, 2010 (Aioi Insurance Co., Ltd.).

Aioi Insurance Co., Ltd.,
non-consolidated
(4) Impairment of Fixed Assets
(Yen in hundred millions)

		Six months ended
	FY 2008	September 30, 2009	FY 2009
Land	0	0	1
Buildings	2	0	1
Other	—	—	—

Total	3	1	2

(5) Unrealized Profit/losses of Securities
(Yen in hundred millions)

		Six months ended
	FY 2008	September 30, 2009	FY 2009
Bonds	56	108	98
Stocks	(1)	550	637
Foreign securities	(404)	(286)	(173)
Other	(197)	(45)	1

Total	(545)	327	563

(6) Status of Underwriting Operations of Third-sector Insurance (*)
(in hundreds)

	Total number for FY 2009		Breakdown of total number for FY 2009
Mitsui Sumitomo
		Changes from the	Insurance Company,	Subsidiaries
Lines	Number	previous six months	Limited	(Note 3)
Number of policies	417	(21)	392	25

(Note)	Total and respective number of policies for Aioi Insurance Co., Ltd. and its subsidiaries from April, 2009 to March, 2010.

*	Total of medical insurance and cancer insurance (injury insurance and nursing care insurance excluded)
(7) Impact of Natural Disasters
(Yen in hundred millions)

		Six months ended
	FY 2008	September 30, 2009	FY 2009
Direct claims paid	28	7	58
Net claims paid	28	7	56
Accrued claims *	1	3	8

(Note)	Above figures are based on natural disasters that occurred during respective fiscal year.

*	Accrued claims = Excess amount of outstanding claims over estimated recoveries
(8) Balance, Ratio to Balance and Amount of Provision for Catastrophe Reserve
(Yen in hundred millions)

	FY 2008			Six months ended September 30, 2009			FY 2009
		Ratio to			Ratio to			Ratio to
Lines	Balance	balance (%)	Provision	Balance	balance (%)	Provision	Balance	balance (%)	Provision
Fire	979	97.0%	80	1,007	106.9%	28	1,039	103.8%	60
Marine	44	79.2%	2	44	127.2%	0	45	122.0%	1
Personal accident	343	74.5%	14	350	75.6%	7	356	79.3%	14
Voluntary Auto	769	16.5%	328	665	14.3%	116	477	10.2%	232
Other	268	35.4%	36	278	37.3%	17	290	42.8%	31

Total	2,404	34.6%	461	2,347	34.3%	170	2,209	32.4%	340

(Note)	Ratio to balance = Balance of catastrophe reserve / net premiums written (excluding premiums for earthquake insurance for household customers and compulsory automobile liability insurance) × 100

Ratio to balance for the interim period is calculated by doubling the net premiums written (excluding premiums for earthquake insurance for household customers and compulsory automobile liability insurance)

Provision = Gross provision

Aioi Insurance Co., Ltd.,
non-consolidated
(9) Status of Reinsurance Underwriting
(Yen in hundred millions)

	FY 2008		FY 2009
	Net reinsurance	Net reinsurance	Net reinsurance	Net reinsurance
Lines	premiums assumed	claims paid	premiums assumed	claims paid
Fire	92	44	94	46
Marine	22	19	13	16
Personal accident	1	3	3	3
Voluntary auto	132	79	145	88
Compulsory auto liability	763	1,002	696	976
Other	66	125	50	83

Total	1,079	1,277	1,003	1,214

(10) Status of Ceded Reinsurance

(Yen in hundred millions)

	FY 2008		FY 2009
	Net reinsurance	Net reinsurance		Net reinsurance
Lines	premiums ceded	recoveries	92	recoveries
Fire	288	24	295	26
Marine	16	21	12	5
Personal accident	36	14	37	16
Voluntary auto	52	25	52	32
Compulsory auto liability	893	1,157	832	1,159
Other	67	22	54	19

Total	1,354	1,267	1,284	1,259

Nissay Dowa General Insurance Co., Ltd.,
non-consolidated
(Answer to joint questions from the press)
Supplementary Information to Financial Statements as of March 31, 2010
(Yen in hundred millions)

			FY 2009
					Change from six
		Six months ended		Change from	months ended
	FY 2008	September 30, 2009		FY 2008	September 30, 2009
(1) Net premiums written	3,109	1,549	3,126	17	—
Increase ratio (%)	(2.3%)	(0.5%)	0.6%	2.9%	1.1%
(2) Total assets	11,001	11,104	11,062	60	(41)
(3) Loss ratio (%)	67.4%	66.9%	68.8%	1.4%	1.9%
(4) Expense ratio (%)	34.6%	33.2%	33.8%	(0.8%)	0.6%
(5) Combined ratio (%)	102.0%	100.1%	102.6%	0.6%	2.5%
Underwriting balance ratio (%)	(2.0%)	(0.1%)	(2.6%)	(0.6%)	(2.5%)
(6) Automobile
-Net premiums written	1,588	802	1,606	17	—
Increase ratio (%)	(0.7%)	0.4%	1.1%	1.8%	0.7%
-Underwriting balance ratio (%)	(6.5%)	(3.9%)	7.0%	(0.5%)	(3.1%)
-Loss ratio (%)	73.2%	72.2%	75.1%	1.9%	2.9%
-Expense ratio (%)	33.2%	31.7%	31.9%	(1.3%)	0.2%
(7) Fire
- Net premiums written	470	233	511	40	—
Increase ratio (%)	6.5%	11.9%	8.7%	2.2%	(3.2%)
-Underwriting balance ratio (%)	17.9%	21.2%	20.5%	2.6%	(0.7%)
-Loss ratio (%)	39.0%	37.7%	38.7%	(0.3%)	1.0%
-Expense ratio (%)	43.1%	41.1%	40.9%	(2.2%)	(0.2%)
(8) Number of employees	4,385	4,453	4,445	60	(8)
(9) Number of agents	15,185	14,791	14,402	(783)	(389)

(Note)	1.	Loss ratio = (Net claims paid + Loss adjustment expenses) / Net premiums written × 100

	2.	Expense ratio = (Commissions and collection expenses + Operating expenses and general and administrative expenses related to underwriting) / Net premiums written × 100

	3.	Combined ratio = Loss ratio + Expense ratio

	4.	Underwriting balance ratio = 100 – Combined ratio

	5.	Items shown with % within “Change from FY 2008” and “Change from Six months ended September 30, 2009” column, shows amount of balance compared to amount of FY 2008, and six months ended September 30, 2009, respectively.

<Reference> Consolidated Indices	(Yen in hundred millions)

Consolidated Financial Statements are not prepared since there is no subsidiary which has significant influence to business results.

FY 2009
Change from six
		Six months ended		Change from	months ended
	FY 2008	September 30, 2009		FY 2008	September 30, 2009
(1) Ordinary income	—	—	—	—	—
(2) Net premiums written	—	—	—	—	—
Increase ratio (%)	(—%)	(—%)	(—%)	(—%)	(—%)
(3) Life insurance premiums written	—	—	—	—	—
Increase ratio (%)	(—%)	(—%)	(—%)	(—%)	(—%)
(4) Ordinary profit	—	—	—	—	—
(5) Net income	—	—	—	—	—

Nissay Dowa General Insurance Co., Ltd.,
non-consolidated
(1) Disclosures on Bad Debts

[Credit Obligations under Risk Management]	(Yen in hundred millions)

		Six months ended
	FY 2008	September 30, 2009	FY 2009
Currently in bankruptcy	—	0	0
Delinquent in payments	2	2	3
Delinquent in payments for 3 months or more	—	—	—
Favorable loan revisions completed	—	—	0

Total	2	3	3
Ratio to balance of loans (%)	0.7%	0.8%	1.0%

Reference: balance of loans	407	384	366

[Results of Self Evaluations]	(Yen in hundred millions)

		Six months ended
	FY 2008	September 30, 2009	FY 2009
No category	10,934	11,037	10,997
Category II	63	63	61
Category III	1	1	1
Category IV	2	1	2
Total category II-IV	67	67	64

Total	11,001	11,104	11,062

(Note)   Figures above are amounts before depreciation and provision after accounting for financial instruments are applied.
(2) Loss on Devaluation of Securities Due to Impairment
(Yen in hundred millions)

		Six months ended
	FY 2008	September 30, 2009	FY 2009
Bonds	—	—	—
Stocks	104	33	50
Foreign securities	19	0	1
Other securities	65	—	—

Total	190	34	51

Devaluation rules applied
In principle, marketable securities whose fair market value declined by 30% or more of book value are devaluated assuming that there is no possibility of recovery of their fair value.
(3) Status of Securitized Instruments Losses, etc., due to US Subprime Loan Issues
There is no subprime loan related investments, nor underwriting of insurance concerning monoline insurance (financial guarantee).
As for the investment conditions concerning other securitized instruments, please refer to page 48 “Investment Conditions of Securitized Instruments” of the summary of financial statements for the fiscal year ended March 31, 2010 (Nissay Dowa General Insurance Co., Ltd.).

Nissay Dowa General Insurance Co., Ltd.,
non-consolidated
(4) Impairment of Fixed Assets
(Yen in hundred millions)

		Six months ended
	FY 2008	September 30, 2009	FY 2009
Land	0	—	—
Buildings	0	—	—
Other	—	—	—

Total	0	—	—

(5) Unrealized Profit/losses of Securities
(Yen in hundred millions)

		Six months ended
	FY 2008	September 30, 2009	FY 2009
Bonds	16	48	41
Stocks	579	820	795
Foreign securities	(168)	(142)	(103)
Other	9	12	19

Total	438	738	752

(6) Status of Underwriting Operations of Third-sector Insurance
(in hundreds)

Breakdown of total number for FY 2009
	Total number for FY 2009		Mitsui Sumitomo
		Changes from the	Insurance Company,
Lines	Number	previous six months	Limited	Subsidiaries (Note 3)
Number of policies	33	(9)	33	—

(Note)	Total and respective number of policies for Nissay Dowa General Insurance Co., Ltd. and its subsidiaries from April, 2009 to March, 2010.

*	Total of medical insurance and cancer insurance (injury insurance and nursing care insurance excluded)
(7) Impact of Natural Disasters
(Yen in hundred millions)

		Six months ended
	FY 2008	September 30, 2009	FY 2009
Direct claims paid	32	11	51
Net claims paid	21	9	43
Accrued claims	3	5	8

(Note)	Above figures are based on natural disasters that occurred during respective fiscal year.

*	Accrued claims = Excess amount of outstanding claims over estimated recoveries
(8) Balance, Ratio to Balance and Amount of Provision for Catastrophe Reserve
(Yen in hundred millions)

				Six months ended September 30,
	FY 2008			2009			FY 2009
		Ratio to			Ratio to			Ratio to
Lines	Balance	balance (%)	Provision	Balance	balance (%)	Provision	Balance	balance (%)	Provision
Fire	511	119.4%	41	560	122.7%	9	571	113.9%	20
Marine	80	148.5%	1	79	196.2%	0	80	177.9%	0
Personal accident	159	54.7%	9	155	53.1%	4	146	51.7%	8
Voluntary Auto	127	8.1%	127	119	7.4%	101	92	5.7%	92
Other	220	55.2%	17	226	56.4%	9	235	58.9%	17

Total	1,139	40.8%	198	1,141	40.8%	124	1,126	39.7%	139

(Note)	Ratio to balance = Balance of catastrophe reserve / net premiums written (excluding premiums for earthquake insurance for household customers and compulsory automobile liability insurance) × 100

Ratio to balance for the interim period is calculated by doubling the net premiums written (excluding premiums for earthquake insurance for household customers and compulsory automobile liability insurance)

Provision = Gross provision

Nissay Dowa General Insurance Co., Ltd.,
non-consolidated
(9) Status of Reinsurance Underwriting
(Yen in hundred millions)

	FY 2008		FY 2009
	Net reinsurance	Net reinsurance claims	Net reinsurance	Net reinsurance claims
Lines	premiums assumed	paid	premiums assumed	paid
Fire	29	10	29	15
Marine	17	10	11	10
Personal accident	4	2	3	3
Voluntary auto	2	1	1	1
Compulsory auto liability	206	277	190	267
Other	79	39	71	52

Total	340	342	306	351

(10) Status of Ceded Reinsurance
(Yen in hundred millions)

	FY 2008		FY 2009
	Net reinsurance	Net reinsurance	Net reinsurance	Net reinsurance
Lines	premiums ceded	recoveries	premiums ceded	recoveries
Fire	200	60	215	47
Marine	32	15	22	13
Personal accident	13	3	12	4
Voluntary auto	3	1	3	3
Compulsory auto liability	196	276	189	280
Other	247	129	342	221

Total	693	486	785	571

(Answer to joint questions from the press)
Added Figures of Mitsui Sumitomo Insurance, Aioi Insurance and Nissay Dowa General Insurance
(Yen in hundred millions)

				FY 2009
		Six months ended			Change from six
		September 30,		Change from	months ended
	FY 2008	2009		FY 2008	September 30, 2009
(1) Net premiums written	23,670	11,611	23,104	(565)	11,493
Increase ratio (%)	(4.4%)	(4.5%)	(2.4%)	2.0%	2.1%
(2) Total assets	94,972	95,765	95,015	42	(750)
(3) Loss ratio (%)	67.6%	66.8%	69.1%	1.5%	2.3%
(4) Expense ratio (%)	34.3%	34.0%	34.7%	0.4%	0.7%
(5) Combined ratio (%)	101.9%	100.8%	103.8%	1.9%	3.0%
Underwriting balance ratio (%)	(1.9%)	(0.8%)	(3.8%)	(1.9%)	(3.0%)
(6) Automobile
-Net premiums written	11,667	5,794	11,631	(35)	5,837
Increase ratio (%)	(1.5%)	(1.5%)	(0.3%)	1.2%	1.2%
-Underwriting balance ratio (%)	(3.4%)	(2.5%)	(4.8%)	(1.4%)	(2.3%)
-Loss ratio (%)	69.9%	69.3%	71.1%	1.2%	1.8%
-Expense ratio (%)	33.5%	33.2%	33.7%	0.2%	0.5%
(7) Fire
- Net premiums written	3,260	1,590	3,326	66	1,735
Increase ratio (%)	1.6%	0.9%	2.0%	0.4%	1.1%
-Underwriting balance ratio (%)	16.9%	20.4%	16.3%	(0.6%)	(4.1%)
-Loss ratio (%)	40.0%	37.8%	41.2%	1.2%	3.4%
-Expense ratio (%)	43.1%	41.8%	42.5%	(0.6%)	0.7%
(8) Number of employees	28,565	29,192	28,942	377	(250)
(9) Number of agents	96,187	95,068	93,740	(2,447)	(1,328)

(Note)	1.	Calculated excluding Good Result Return premiums of “ModoRich (original proprietary automobile insurance product of Mitsui Sumitomo Insurance Co., Ltd. which contains a special clause related to premium adjustment and refund at maturity)”.

	2.	Loss ratio = (Net claims paid + Loss adjustment expenses) / Net premiums written × 100

	3.	Expense ratio = (Commissions and collection expenses + Operating expenses and general and administrative expenses related to underwriting) / Net premiums written × 100

	4.	Combined ratio = Loss ratio + Expense ratio

	5.	Underwriting balance ratio = 100 – Combined ratio

	6.	Items shown with % within “Change from FY 2008” and “Change from Six months ended September 30, 2009” column, shows amount of balance compared to amount of FY 2008, and six months ended September 30, 2009, respectively.

[English Translation]
(Reference)
SUMMARY OF FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2010
May 20, 2010

Name of Listed Company:	MS & AD Insurance Group Holdings, Inc.
(On Behalf of Aioi Insurance Co., Ltd.)
Securities Code No.:	8725
Stock Exchanges:	Tokyo, Osaka, Nagoya
URL:	http://www.ms-ad-hd.com
Representative:	Hisahito Suzuki, President of Aioi Insurance Co., Ltd.
Contact:	Hidenobu Go, Manager, Accounting Department
Telephone : (03)-5424-0101

Date of filing of Financial Report:	June 30, 2010
Date of starting payment of year-end dividends:	June 30, 2010
(Note) Amounts are truncated.
1. Consolidated Business Results for the year ended March 31, 2010 (April 1, 2009 to March 31, 2010)
(1) Results of Consolidated Operations
(Yen in millions)

	Ordinary income		Ordinary profit		Net income
Year ended March 31, 2010	1,044,151	(2.9)%	36,377	—%	16,640	—%
Year ended March 31, 2009	1,075,517	(7.0)%	(23,028)	—%	(10,943)	—%
     Percent figures represent changes in comparison with the preceding fiscal year.

	(Yen)

		Net income per		Ordinary profit to	Ordinary profit to
	Net income per share	share -Diluted	Return on equity	Total assets	Ordinary income
Year ended March 31, 2010	22.66	22.65	5.4%	1.3%	3.5%
Year ended March 31, 2009	(14.90)	—	(3.2)%	(0.8)%	(2.1)%
(Reference) Equity in net gains (losses) of affiliates: None
(Note) Net income per share-Diluted for the year ended March 31, 2009 is omitted since net loss is reported.
(2) Consolidated Financial Conditions
(Yen in millions)

				Net assets
			Net assets less minority	less minority interests
	Total assets	Net assets	interests to Total assets	per share (Yen)
As of March 31, 2010	2,855,424	346,804	12.1%	472.27
As of March 31, 2009	2,804,162	266,868	9.5%	363.24

(Reference) Net assets less minority interests:	As of March 31, 2010:	¥346,700 million
	As of March 31, 2009:	¥266,670 million
(3) Consolidated Cash Flows
(Yen in millions)

				Cash and cash
	Cash flows from	Cash flows from	Cash flows from	equivalents
	operating activities	investing activities	financing activities	at end of fiscal year
Year ended March 31, 2010	26,221	19,825	(7,914)	202,912
Year ended March 31, 2009	36,168	18,189	(8,032)	163,919
2. Dividends

	Dividend per share (Yen)
						Total annual	Dividend	Dividends on
	1st	2nd	3rd	4th		dividends	pay-out ratio	net assets
	Quarter	Quarter	Quarter	Quarter	Annual	(Yen in millions)	(Consolidated)	(Consolidated)
Year ended March 31, 2009				10.00	10.00	7,341	—%	2.1%
Year ended March 31, 2010				10.00	10.00	7,341	44.1%	2.4%
(Note) Dividend pay-out ratio (Consolidated) for the year ended March 31, 2009 is omitted since net loss is reported.

3. Other information
(1) Significant changes in scope of consolidation during the period : None
(2) Changes in accounting principle, procedure and presentation preparing the consolidated financial statements
     1. Changes due to revision of accounting standard: Yes
     2. Changes due to other than above: None
(3) The number of shares outstanding (Common stock)
     1. The number of shares outstanding (including treasury stock)

As of March 31, 2010:	756,201,411 shares
As of March 31, 2009:	756,201,411 shares
     2. The number of treasury stock

As of March 31, 2010:	22,100,059 shares
As of March 31, 2009:	22,067,931 shares
(Reference) Summary of Non-consolidated Financial Results
Non-consolidated Business Results for the year ended March 31, 2010 (April 1, 2009 to March 31, 2010)
(1) Results of Operations
(Yen in millions)

	Net premiums written		Ordinary profit		Net income
Year ended March 31, 2010	794,050	(2.8)%	37,380	—%	18,166	—%
Year ended March 31, 2009	816,693	(4.1)%	(20,359)	(559.5)%	(9,550)	(233.2)%
     Percent figures represent changes in comparison with the preceding fiscal year.

	(Yen)

		Net income per
	Net income per share	share -Diluted	Return on equity	Net loss ratio	Net expense ratio
Year ended March 31, 2010	24.74	24.73	5.5%	67.3%	35.5%
Year ended March 31, 2009	(13.00)	—	(2.6)%	65.0%	34.6%
a.	Net loss ratio = (Net claims paid + Loss adjustment expenses) / Net premiums written * 100

b.	Net expense ratio = (Commission and collection expenses + Operating expenses and general and administrative expenses on underwriting) / Net premiums written * 100
(Note) Net income per share-Diluted for the year ended March 31, 2009 is omitted since net loss is reported.
(2) Financial Conditions
(Yen in millions)

			Net assets less	Net assets less
			Subscription rights to shares	Subscription rights to shares
	Total assets	Net assets	to Total assets	per share (Yen)
As of March 31, 2010	2,423,293	373,268	15.4%	508.47
As of March 31, 2009	2,419,760	291,727	12.1%	397.23

(Reference) Net assets less Subscription rights to shares:	As of March 31, 2010:	¥373,268 million
	As of March 31, 2009:	¥291,623 million

(1) Consolidated Balance Sheets
(Yen in millions)

	As of March 31, 2009	As of March 31, 2010
Items	Amount	Amount
(Assets)
Cash deposits and savings	175,202	214,256
Securities bought under resale agreements	3,298	1,999
Monetary claims bought	19,535	14,094
Money trusts	6,718	4,604
Investments in securities	1,642,053	1,743,660
Loans	360,819	336,728
Tangible fixed assets:	150,333	149,041
Land	63,440	65,369
Buildings	75,467	73,359
Lease assets	369	208
Construction in progress	11	17
Other tangible fixed assets	11,044	10,085
Intangible fixed assets:	9,045	7,114
Software	5,583	5,757
Lease assets	1,013	359
Other intangible fixed assets	2,447	997
Other assets	240,800	234,910
Deferred tax assets	195,635	147,939
Customers’ liabilities under acceptances and guarantees	3,000	3,000
Bad debts reserve	(2,280)	(1,924)

Total assets	2,804,162	2,855,424

(Liabilities)
Underwriting funds:	2,368,818	2,366,440
Outstanding claims	313,809	324,274
Underwriting reserves	2,055,008	2,042,165
Other liabilities	138,870	111,224
Reserve for pension and retirement benefits	20,111	20,099
Reserve for pension and retirement benefits for officers and operating officers	51	111
Accrued bonuses for employees	4,712	4,642
Reserve under the special law:	1,729	3,100
Reserve for price fluctuation	1,729	3,100
Liabilities under acceptances and guarantees	3,000	3,000

Total liabilities	2,537,293	2,508,619

(Net assets)
Shareholders’ equity:
Common stock	100,005	100,005
Capital surplus	44,092	44,097
Retained earnings	167,394	176,693
Treasury stock	(7,946)	(7,963)
Total shareholders’ equity	303,545	312,833
Valuation and translation adjustments:
Unrealized gains on investments, net of tax	(33,506)	37,100
Foreign currency translation adjustments	(3,368)	(3,232)
Total valuation and translation adjustments	(36,875)	33,867
Subscription rights to shares	104	—
Minority interests	93	104

Total net assets	266,868	346,804

Total liabilities and net assets	2,804,162	2,855,424

(2) Consolidated Statements of Income
(Yen in millions)

	Year ended	Year ended
	March 31, 2009	March 31, 2010
Items	Amount	Amount
Ordinary income and expenses:
Ordinary income:	1,075,517	1,044,151
Underwriting income:	985,723	971,297
Net premiums written	829,147	811,455
Deposit premiums from policyholders	52,954	48,437
Investment income on deposit premiums from policyholders	20,213	18,377
Life insurance premiums	71,249	77,737
Reversal of outstanding claims	11,132	—
Reversal of underwriting reserves	—	13,045
Other underwriting income	1,024	2,244
Investment income:	87,243	68,844
Interest and dividends received	51,007	57,440
Investment gains on money trusts	38	659
Gains on trading securities	35	—
Gains on sale of securities	56,270	19,766
Gains on redemption of securities	8	151
Gains on derivative transactions	—	8,103
Other investment income	96	1,101
Transfer of investment income on deposit premiums from policyholders	(20,213)	(18,377)
Other ordinary income	2,551	4,009

Ordinary expenses:	1,098,545	1,007,774
Underwriting expenses:	824,792	829,319
Net claims paid	501,550	501,786
Loss adjustment expenses	37,732	44,629
Commission and collection expenses	156,745	154,417
Maturity refunds to policyholders	92,279	97,408
Dividends to policyholders	128	508
Life insurance claims	13,957	17,286
Provision for outstanding claims	—	10,799
Provision for underwriting reserves	20,122	—
Other underwriting expenses	2,276	2,482
Investment expenses:	113,520	14,970
Losses on trading securities	—	4
Losses on sale of securities	12,598	6,818
Losses on devaluation of securities	62,461	2,971
Losses on redemption of securities	126	875
Losses on derivative transactions	11,832	—
Other investment expenses	26,501	4,300
Operating expenses and general and administrative expenses	158,847	162,795
Other ordinary expenses:	1,385	688
Interest paid	49	39
Provision for bad debts reserve	590	167
Loss on bad debts	10	59
Other ordinary expenses	734	422

Ordinary profit (loss)	(23,028)	36,377

Extraordinary income and losses:
Extraordinary income:	9,853	1,522
Gains on sale of fixed assets	624	1,314
Reversal of reserve under the special law:	5,907	—
Reversal of reserve for price fluctuation	5,907	—
Other extraordinary income	3,321	208
Extraordinary losses:	1,429	11,340
Losses on sale of fixed assets	763	897
Impairment losses on fixed assets	665	696
Provision for reserve under the special law:	—	1,370
Provision for price fluctuation reserve	—	1,370
Loss on reduction of fixed assets	—	140
Other extraordinary losses	—	8,236

Income (loss) before income taxes	(14,603)	26,558
Income taxes — current	2,485	2,079
Income taxes — deferred	(6,041)	7,831
Total income taxes	(3,556)	9,911
Minority Interests	(103)	7

Net income (loss)	(10,943)	16,640

(3) Consolidated Statement of Changes in Net Assets
(Yen in millions)

	FY 2008	FY 2009
	(From April 1,	(From April 1,
	2008	2009
	to March 31,	to March 31,
	2009)	2010)

Shareholder’s equity
Common stock
Balance as of the end of previous FY	100,005	100,005
Change this year
Total change this year	—	—

Balance as of the end of current FY	100,005	100,005

Capital surplus
Balance as of the end of previous FY	44,088	44,092
Change this year
Disposal of treasury stock	4	4

Total change this year	4	4

Balance as of the end of current FY	44,092	44,097

Retained earnings
Balance as of the end of previous FY	185,836	167,394
Increase/decrease due to change of accounting method in overseas subsidiaries	(153)	—
Change this year
Dividend of retained earnings	(7,344)	(7,341)
Net income/loss for this year	(10,943)	16,640

Total change this year	(18,288)	9,299

Balance as of the end of current FY	167,394	176,693

Treasury stock
Balance as of the end of previous FY	(7,800)	(7,946)
Change this year
Acquisition of treasury stock	(171)	(26)
Disposal of treasury stock	25	9

Total changes this year	(145)	(16)

Balance as of the end of current FY	(7,946)	(7,963)

Total shareholder’s equity
Balance as of the end of previous FY	322,128	303,545
Increase/decrease due to change of accounting method in overseas subsidiaries	(153)	—
Change this year
Dividend of retained earnings	(7,344)	(7,341)
Net income/loss for the year	(10,943)	16,640
Acquisition of treasury stock	(171)	(26)
Disposal of Treasury stock	30	14

Total change this year	(18,429)	9,287

Balance as of the end of current FY	303,545	312,833

Valuation and translation adjustments
Valuation differences of other marketable securities
Balance as of the end of previous FY	99,129	(33,506)

(Yen in millions)

	FY 2008	FY 2009
	(From April 1,	(From April 1,
	2008	2009
	to March 31,	to March 31,
	2009)	2010)

Change this year
Change (net) this year on items other than shareholders’ equity	(132,635)	70,606

Total change this year	(132,635)	70,606

Balance as of the end of current FY	(33,506)	37,100

Foreign currency translation adjustments
Balance as of the end of previous FY	927	(3,368)
Change this year
Change (net) this year on items other than shareholders’ equity	(4,296)	136

Total change this year	(4,296)	136

Balance as of the end of current FY	(3,368)	(3,232)

Total valuation and translation adjustments
Balance as of the end of previous FY	100,056	(36,875)
Change this year
Change (net) this year on items other than shareholders’ equity	(136,931)	70,742

Total change this year	(136,931)	70,742

Balance as of the end of current FY	(36,875)	33,867

Share option
Balance as of the end of previous FY	—	104
Change this year
Change (net) this year on items other than shareholders’ equity	104	(104)

Total change this year	104	(104)

Balance as of the end of current FY	104	—

Minority interests
Balance as of the end of previous FY	207	93
Change this year
Change (net) this year on items other than shareholders’ equity	(113)	10

Total change this year	(113)	10

Balance as of the end of current FY	93	104

Total net assets
Balance as of the end of previous FY	422,392	266,868
Increase/decrease due to change of accounting method in overseas subsidiaries	(153)	—
Change this year
Dividend of retained earnings	(7,344)	(7,341)
Net income/loss for this year	(10,943)	16,640
Acquisition of treasury stock	(171)	(26)
Disposal of treasury stock	30	14
Change (net) this year on items other than shareholders’ equity	(136,941)	70,649

Total change this year	(155,370)	79,936

Balance as of the end of current FY	266,868	346,804

(4) Consolidated Statements of Cash Flows
(Yen in millions)

	FY 2008	FY 2009
	(From April 1, 2008	(From April 1, 2009
	to March 31, 2009)	to March 31, 2010)

Cash flows from operating activities
Income/loss before income taxes	(14,603)	26,558
Depreciation	12,073	11,727
Impairment loss on fixed assets	665	696
Increase(decrease) in outstanding claims	(11,132)	10,799
Increase(decrease) in underwriting reserve	20,122	(13,045)
Increase(decrease) in bad debts reserve	(58)	(372)
Increase(decrease) in reserve for employees’ retirement and severance benefits	150	(11)
Increase(decrease) in reserve for pension and retirement benefits for officers and operating officers	(1,179)	60
Increase(decrease) in accrued bonuses for employees	44	(69)
Increase(decrease) in reserve for price fluctuation	(5,907)	1,370
Interest and dividend income	(51,007)	(57,440)
Losses(gains) on investment in securities	18,902	(9,247)
Interest expenses	49	39
Foreign exchange losses(gains)	2,010	(942)
Losses(gains) on disposal of tangible fixed assets	139	259
Decrease(increase) in other assets	(10,423)	6,664
Increase(decrease) in other liabilities	(13,200)	(99)
Others	33,838	(6,186)

Subtotal	(19,514)	(29,239)

Interest and dividends received	50,648	57,320
Interest paid	(49)	(39)
Income tax paid	5,084	(1,820)

Total cash flows from operating activities	36,168	26,221

Cash flows from investing activities
Net increase(decrease) in deposit at banks	(9,383)	2,692
Purchase of monetary claims bought	(11)	(10)
Proceeds from sales and redemption of monetary claims bought	9,902	5,667
Purchase of money trusts	(9,829)	(2,301)
Proceeds from sales of money trusts	5,300	4,300
Purchase of securities	(574,544)	(576,028)
Proceeds from sales and redemption of securities	643,786	581,202
Investment in loans	(98,575)	(61,361)
Collection of loans	87,195	85,432
Others	(24,140)	(11,017)

Total cash flows from financial investments	29,700	28,575

Total cash flows from operating activities and financial investments	65,868	54,796

Acquisition of tangible fixed assets	(10,327)	(9,244)
Proceeds from sales of tangible fixed assets	1,718	375
Others	(2,901)	119

Total cash flows from investing activities	18,189	19,825

Cash flows from financing activities
Sale of treasury stock	30	1
Acquisition of treasury stock	(171)	(26)
Cash dividends paid	(7,344)	(7,341)
Others	(546)	(548)

Total cash flows from financing activities	(8,032)	(7,914)

Effect of exchange rate changes on cash and cash equivalents	(10,247)	861

Net change in cash and cash equivalents	36,077	38,993

Balance of cash and cash equivalents at beginning of fiscal year	127,841	163,919

Balance of cash and cash equivalents as of the end of FY	163,919	202,912

4. Non-consolidated Financial Statements
(1) Non-consolidated Balance Sheets
Non-consolidated Balance Sheets
(Yen in milliions)

Items	As of March 31, 2009	As of March 31, 2010

Assets
Cash, deposits and savings	155,529	176,629
Cash on hand	51	33
Deposits in banks	155,478	176,595
Monetary claims bought	19,535	14,094
Money trusts	6,718	4,604
Investments in securities	1,314,157	1,386,289
Government bonds	277,985	185,730
Municipal bonds	41,197	41,883
Corporate bonds	216,235	211,579
Stocks	342,257	414,731
Foreign securities	334,496	452,294
Others	101,984	80,071
Loans	349,470	324,158
Policy loans	5,758	5,212
General loans	343,712	318,946
Tangible fixed assets	149,165	147,982
Land	63,434	65,362
Buildings	75,397	73,292
Lease assets	369	208
Construction in progress	11	17
Other tangible fixed assets	9,953	9,101
Intangible fixed assets	6,048	4,525
Software	3,612	3,547
Other intangible fixed assets	2,436	978
Other assets	226,121	219,970
Premiums receivable	9,329	9,113
Due to agents	21,214	20,791
Due to foreign agents	1,652	1,722
Co-insurance business receivable	2,700	2,929
Reinsurance business receivable	42,736	43,450
Foreign reinsurance business receivable	9,900	8,625
Other receivable	17,735	15,667
Accrued income	4,890	5,847
Deposit received	7,932	7,094
Deposits with the Japan Earthquake Reinsurance Company	37,864	40,081
Suspense payments	27,702	21,439
Initial Margins of Future Markets	851	805
Assets related to derivative transactions	1,245	1,750
Prepaid pension cost	39,919	40,209
Other assets	444	444
Deferred tax assets	192,140	143,849
Customers’ liabilities under acceptances and guarantees	3,000	3,000
Bad debts reserve	(2,127)	(1,811)

Total assets	2,419,760	2,423,293

(Yen in milliions)

Items	As of March 31, 2009	As of March 31, 2010

Liabilities
Underwriting funds	1,968,852	1,917,613
Outstanding claims	303,661	312,860
Underwriting reserves	1,665,191	1,604,752
Other liabilities	130,508	102,529
Co-insurance business payable	1,192	1,141
Reinsurance business payable	26,564	28,518
Foreign reinsurance business payable	7,609	6,206
Loans payable	47	43
Income tax payable	1,920	1,790
Guarantee money	3,388	3,194
Advance received	3,063	2,695
Other payable	26,184	17,241
Suspense receipts	28,648	29,846
Liabilities related to derivative transactions	31,591	11,720
Lease obligations	298	130
Reserve for pension and retirement benefits	19,952	19,893
Reserve for pension and retirement benefits for officers and operating officers	—	84
Accrued bonuses for employees	4,457	4,362
Reserve under special law	1,262	2,541
Reserve for price fluctuation	1,262	2,541
Liabilities under acceptances and guarantees	3,000	3,000
Total liabilities	2,128,033	2,050,024

Net assets
Shareholders’ equity
Common stock	100,005	100,005
Capital surplus
Additional paid-in capital	44,081	44,081
Other capital surplus	11	15
Total capital surplus	44,092	44,097
Retained earnings
Legal earned reserve	33,995	35,464
Other retained earnings	156,500	165,857
Reserve for dividends	38,640	31,298
Special reserve for insurance policies	25,070	25,070
Reserve for advanced depreciation	3,896	3,867
Reserve for anticipated advanced depreciation	—	—
Special reserve	84,985	75,434
Retained earnings carried forward	3,908	30,186
Total retained earnings	190,496	201,321
Treasury stocks	(7,946)	(7,963)
Total shareholders’ equity	326,647	337,460
Valuation and translation adjustment
Unrealized gains on investments, net of tax	(35,023)	35,808
Total valuation and translation adjustment	(35,023)	35,808
Share options	104	—
Total net assets	291,727	373,268

Total liabilities and net assets	2,419,760	2,423,293

(2) Non-consolidated Statements of Income
(Yen in millions)

	FY 2008	FY 2009
Items	Amount	Amount

Ordinary income:	1,009,647	985,102
Underwriting income:	927,934	922,490
Net premiums written	816,693	794,050
Deposit premiums from policyholders	52,954	48,437
Investment income on deposit premiums from policyholders	20,213	18,377
Reversal of outstanding claims	11,011	—
Reversal of underwriting reserves	26,654	60,189
Other underwriting income	405	1,436
Investment income:	79,174	59,328
Interest and dividends received	42,982	48,729
Investment gains on money trusts	38	659
Gains on investment of securities for sale	28	—
Gains on sale of securities	56,236	19,044
Gains on redemption of securities	8	30
Gains on derivative transactions	—	8,102
Foreign exchange gains	—	947
Other investment income	93	192
Transfer of investment income on deposit premiums from policyholders	(20,213)	(18,377)
Other ordinary income	2,538	3,282

Ordinary expenses:	1,030,006	947,722
Underwriting expenses:	769,208	783,760
Net claims paid	493,549	490,574
Loss adjustment expenses	37,008	43,754
Commission and collection expenses	144,132	140,076
Maturity refunds to policyholders	92,279	97,408
Dividends to policyholders	128	508
Provision for outstanding claims	—	9,407
Foreign exchange losses	1,302	1,153
Other underwriting expenses	809	876
Investment expenses:	113,130	14,052
Losses on investment of securities for sale	—	4
Losses on sale of securities	12,242	5,902
Losses on devaluation of securities	62,461	2,971
Losses on redemption of securities	126	875
Losses on derivative transactions	11,832	—
Foreign exchange losses	2,008	—
Other investment expenses	24,459	4,298
Operating expenses and general and administrative expenses	146,481	149,246
Other ordinary expenses:	1,186	661
Interest paid	2	1
Provision for bad debts reserve	454	224
Loss on bad debts	10	1
Other ordinary expenses	719	433

Ordinary profit/losses	(20,359)	37,380

Extraordinary income:	9,932	469
Gains on sale of fixed assets	623	261
Reversal of reserve under the special law	5,987	—
Reversal of reserve for price fluctuation	5,987	—
Other extraordinary income	3,321	208
Extraordinary losses:	3,262	10,828
Losses on sale of fixed assets	757	890
Impairment losses on fixed assets	342	282

(Yen in millions)

	FY 2008	FY 2009
Items	Amount	Amount

Provision for reserve under the special law	—	1,278
Provision for price fluctuation reserve	—	1,278
Loss on reduction of fixed assets	—	140
Other extraordinary losses	2,161	8,236

Income/loss before income taxes	(13,689)	27,021
Income taxes — current	1,940	580
Income taxes — deferred	(6,078)	8,274
Total income taxes	(4,138)	8,854

Net income/loss	(9,550)	18,166

(3) Consolidated Statement of Changes in Net Assets
(Yen in millions)

	FY 2008	FY 2009
	(From April 1,	(From April 1,
	2008	2009
	to March 31,	to March 31,
	2009)	2010)

Shareholder’s equity
Common stock
Balance as of the end of previous FY	100,005	100,005
Change this year

Total change this year	—	—

Balance as of the end of current FY	100,005	100,005

Capital surplus
Legal capital surplus
Balance as of the end of previous FY	44,081	44,081
Change this year

Total change this year	—	—

Balance as of the end of current FY	44,081	44,081

Other capital surplus
Balance as of the end of previous FY	6	11
Change this year
Disposal of treasury stocks	4	4

Total change this year	4	4

Balance as of the end of current FY	11	15

Total capital surplus
Balance as of the end of previous FY	44,088	44,092
Change this year
Disposal of treasury stocks	4	4

Total change this year	4	4

Balance as of the end of current FY	44,092	44,097

Retained earnings
Legal retained earnings
Balance as of the end of previous FY	32,526	33,995
Change this year
Dividend of retained earnings	1,468	1,468

Total change this year	1,468	1,468

Balance as of the end of current FY	33,995	35,464

Other retained earnings
Reserve for dividends
Balance as of the end of previous FY	38,640	38,640
Change this year
Reversal of reserve for dividends	—	(7,341)
Total change this year	—	(7,341)

Balance as of the end of current FY	38,640	31,298

Special reserve for insurance policies
Balance as of the end of previous FY	25,070	25,070
Change this year
Total change this year	—	—

Balance as of the end of current FY	25,070	25,070

(Yen in millions)

	FY 2008	FY 2009
	(From April 1,	(From April 1,
	2008	2009
	to March 31,	to March 31,
	2009)	2010)

Reserve for advanced depreciation
Balance as of the end of previous FY	3,271	3,896
Change this year
Provision for advanced depreciation	685	28
Reversal of advanced depreciation	(59)	(58)

Total change this year	625	(29)

Balance as of the end of current FY	3,896	3,867

Reserve for anticipated advanced depreciation
Balance as of the end of previous FY	471	—
Change this year
Reversal of anticipated advanced depreciation	(471)	—

Total change this year	(471)	—

Balance as of the end of current FY	—	—

Special reserve
Balance as of the end of previous FY	84,985	84,985
Change this year
Reversal of special reserve	—	(9,550)
Total change this year	—	(9,550)

Balance as of the end of current FY	84,985	75,434

Retained earnings carried forward
Balance as of the end of previous FY	22,427	3,908
Change this year
Dividend of retained earnings	(8,813)	(8,809)
Reversal of reserve for dividends	—	7,341
Provision for advanced depreciation	(685)	(28)
Reversal of advanced depreciation	59	58
Reversal of anticipated advanced depreciation	471	—
Reversal of special reserve	—	9,550
Net income/loss for this year	(9,550)	18,166

Total change this year	(18,518)	26,278

Balance as of the end of current FY	3,908	30,186

Total retained earnings
Balance as of the end of previous FY	207,391	190,496
Change this year
Dividend of retained earnings	(7,344)	(7,341)
Net income/loss for this year	(9,550)	18,166

Total change this year	(16,895)	10,825

Balance as of the end of current FY	190,496	201,321

Treasury stock
Balance as of the end of previous FY	(7,800)	(7,946)
Change this year
Acquisition of treasury stock	(171)	(26)
Disposal of treasury stock	25	9

Total changes this year	(145)	(16)

Balance as of the end of current FY	(7,946)	(7,963)

Total shareholder’s equity
Balance as of the end of previous FY	343,683	326,647

(Yen in millions)

	FY 2008	FY 2009
	(From April 1,	(From April 1,
	2008	2009
	to March 31,	to March 31,
	2009)	2010)

Change this year
Dividend of retained earnings	(7,344)	(7,341)
Net income/loss for the year	(9,550)	18,166
Acquisition of treasury stock	(171)	(26)
Disposal of Treasury stock	30	14

Total change this year	(17,036)	10,813

Balance as of the end of current FY	326,647	337,460

Valuation and translation adjustments
Valuation differences of other marketable securities
Balance as of the end of previous FY	97,422	(35,023)
Change this year
Change (net) this year on items other than shareholders’ equity	(132,446)	70,832

Total change this year	(132,446)	70,832

Balance as of the end of current FY	(35,023)	35,808

Total valuation and translation adjustments
Balance as of the end of previous FY	97,422	(35,023)
Change this year
Change (net) this year on items other than shareholders’ equity	(132,446)	70,832

Total change this year	(132,446)	70,832

Balance as of the end of current FY	(35,023)	35,808

Share option
Balance as of the end of previous FY	—	104
Change this year
Change (net) this year on items other than shareholders’ equity	104	(104)

Total change this year	104	(104)

Balance as of the end of current FY	104	—

Total net assets
Balance as of the end of previous FY	441,106	291,727
Change this year
Dividend of retained earnings	(7,344)	(7,341)
Net income/loss for this year	(9,550)	18,166
Acquisition of treasury stock	(171)	(26)
Disposal of treasury stock	30	14
Change (net) this year on items other than shareholders’ equity	(132,342)	70,728

Total change this year	(149,379)	81,541

Balance as of the end of current FY	291,727	373,268

5. Other Information
Summary of Consolidated Results of Operations
(Yen in millions)

				Change
Items	FY 2008	FY 2009	Change	Ratio(%)

Ordinary Income and Expenses:
Underwriting income:	1,831,877	1,812,669	(19,208)	(1.0)
Net premiums written	1,445,651	1,394,164	(51,486)	(3.6)
Deposit premiums from policyholders	165,464	145,026	(20,438)	(12.4)
Life insurance premiums	133,367	135,165	1,797	1.3
Reversal of outstanding claims
Reversal of underwriting reserves
Underwriting expenses:	1,569,947	1,561,117	(8,829)	(0.6)
Net claims paid	892,710	914,691	21,980	2.5
Loss adjustment expenses	82,270	80,547	(1,723)	(2.1)
Commission and collection expenses	245,696	243,136	(2,559)	(1.0)
Maturity refunds to policyholders	283,405	278,423	(4,981)	(1.8)
Life insurance claims	36,438	41,716	5,278	14.5
Provision for outstanding claims
Provision for underwriting reserves

Investment income:	203,199	139,902	(63,297)	(31.2)
Interest and dividends received	169,340	143,896	(25,444)	(15.0)
Gains on sale of securities	76,713	19,695	(57,018)	(74.3)
Gains on derivative transactions
Investment expenses:	170,096	47,021	(123,074)	(72.4)
Losses on sale of securities	17,830	17,419	(411)	(2.3)
Losses on devaluation of securities
Losses on derivative transactions	118,122	6,065	(112,056)	(94.9)

Operating expenses and general and administrative expenses	302,350	294,960	(7,389)	(2.4)

Other ordinary income and expenses	(5,728)	3,223	8,951	—
Ordinary profit (loss)	(13,044)	52,695	65,740	—

Extraordinary Income and Losses:
Extraordinary income	27,136	3,592	(23,544)	(86.8)
Extraordinary losses	3,666	6,048	2,382	65.0

Extraordinary income and losses	23,470	(2,456)	(25,926)	(110.5)

Income before income taxes	10,425	50,238	39,813	381.9
Income taxes — current	34,333	18,778	(15,554)	(45.3)
Income taxes — deferred	(25,161)	7,330	32,492	—
Total income taxes	1,864	12,158	10,294	552.3
Minority interests	369	439	70	19.1
Net income	8,192	37,640	29,448	359.5

Premiums and Claims Paid by Line
Direct Premiums Written by Lines of Insurance
(including Deposit premiums from policyholders)
(Yen in millions)

	Year ended March 31, 2009			Year ended March 31, 2010
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%
Fire and Allied	138,822	15.2	2.9	138,959	15.5	0.1
Marine	5,006	0.5	(9.8)	4,305	0.5	(14.0)
Personal Accident	85,768	9.4	(7.5)	81,134	9.1	(5.4)
Voluntary Automobile	472,341	51.7	(2.8)	473,261	53.0	0.2
Compulsory Automobile Liability	132,713	14.5	(15.8)	123,184	13.8	(7.2)
Other	79,573	8.7	(0.6)	72,135	8.1	(9.3)

Total	914,226	100.0	(4.4)	892,981	100.0	(2.3)

Deposit premiums from policyholders	52,954	5.8	(11.5)	48,437	5.4	(8.5)
Net Premiums by Lines of Insurance
(Yen in millions)

	Year ended March 31, 2009			Year ended March 31, 2010
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%
Fire and Allied	102,634	12.4	2.2	102,294	12.6	(0.3)
Marine	5,430	0.7	(15.9)	3,750	0.5	(30.9)
Personal Accident	46,016	5.5	(3.9)	45,319	5.6	(1.5)
Voluntary Automobile	477,504	57.6	(2.3)	479,679	59.1	0.5
Compulsory Automobile Liability	119,731	14.4	(19.9)	109,591	13.5	(8.5)
Other	77,837	9.4	(0.7)	70,827	8.7	(9.0)

Total	829,154	100.0	(4.9)	811,462	100.0	(2.1)

Net Claims Paid by Lines of Insurance
(Yen in millions)

	Year ended March 31, 2009			Year ended March 31, 2010
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%
Fire and Allied	35,078	7.0	(3.0)	37,409	7.4	6.6
Marine	3,363	0.7	(7.4)	2,658	0.5	(21.0)
Personal Accident	21,468	4.3	5.3	22,040	4.4	2.7
Voluntary Automobile	287,159	57.2	(1.2)	295,001	58.8	2.7
Compulsory Automobile Liability	100,283	20.0	0.1	97,629	19.5	(2.6)
Other	54,197	10.8	(6.5)	47,047	9.4	(13.2)

Total	501,550	100.0	(1.5)	501,786	100.0	0.0

Note: Any figures are amounts before the off-set of intersegment transactions.

Investment Conditions of Securitized Instruments
We invest in securitized instruments, such as marketable securities and credit derivatives. The booked amount of marketable securities was 26.6 billion yen equivalent, and the notional amount of credit derivatives was 59.3 billion yen equivalent as of March 31, 2010. ABS-CDOs in credit derivative transactions partially contain subprime related loans, but marketable securities do not contain any subprime related loans.
1. Investment Conditions of Marketable Securities (As of March 31, 2010)
(100 Millions of Yen)

	Booked Amount		Fair Value		Unrealized Profit and Loss
		Change from		Change from		Change from	Profit and Loss
		March 31, 2009		March 31, 2009		March 31, 2009	for FY 2009
Total Amount of Securitized Instruments	266	(118)	270	(98)	4	20	(3)
(1) Special Purpose Entity (SPE)
There is no SPE structured by our company. We do not supplement liquidity in SPEs.
(100 Millions of Yen)

	Booked Amount		Fair Value		Unrealized Profit and Loss
		Change from		Change from		Change from	Profit and Loss
		March 31, 2009		March 31, 2009		March 31, 2009	for FY 2009
Total Amount	0	(2)	0	(3)	(0)	(0)	(2)
ABCP	—	—	—	—	—	—	—
Bond Issued by SIV *1	0	(2)	0	(3)	(0)	(0)	(2)
Other	—	—	—	—	—	—	—

*1	We hold subordinated bonds issued by Structured Investment Vehicles (SIVs). About 40% of pledged assets for the bonds as collaterals keep AAA ratings, and about 65% of the assets keep higher than BBB ratings. About 60% of the bonds are Residential Mortgage Backed Securities (RMBSs) and Commercial Mortgage-Backed Securities (CMBSs). RMBSs do not contain subprime related exposure but partially contain Alt-A exposure. Percentages of pledged assets by country are about 65% for the U.S., and about 30% for Europe. The average remaining period of pledged assets is 3.9 years.
(2) Collateralized Debt Obligation (CDO)
We hold Collateralized Loan Obligations (CLOs), one of CDOs, but these CLOs do not contain subprime related exposure and Alt-A exposure.
(100 Millions of Yen)

	Booked Amount		Fair Value		Unrealized Profit and Loss
		Change from		Change from		Change from	Profit and Loss
		March 31, 2009		March 31, 2009		March 31, 2009	for FY 2009
Total Amount	3	(1)	13	8	10	10	(0)
CLO *2	3	(1)	13	8	10	10	(0)
Other	—	—	—	—	—	—	—

*2	These CLOs relate to overseas loan collaterals, and we invest in equity part of them.
(3) Other Securitized Instruments
The below chart shows the amounts of other securitized instruments. Subprime related exposure and Alt-A exposure are not included.
(100 Millions of Yen)

	Booked Amount		Fair Value		Unrealized Profit and Loss
		Change from		Change from		Change from	Profit and Loss
		March 31, 2009		March 31, 2009		March 31, 2009	for FY 2009
Total Amount	262	(114)	255	(103)	(6)	10	(0)
CMBS	20	(17)	20	(17)	(0)	0	(0)
RMBS	187	(51)	189	(48)	2	3	—
ABS and Other	54	(44)	45	(38)	(9)	6	—

Overseas exposures in the above chart are as follows:

	Booked Amount		Fair Value		Unrealized Profit and Loss
		Change from		Change from		Change from	Profit and Loss
		March 31, 2009		March 31, 2009		March 31, 2009	for FY 2009
Total Amount	52	(28)	43	(22)	(9)	6	—
CMBS	—	—	—	—	—	—	—
RMBS	—	—	—	—	—	—	—
ABS and Other	52	(28)	43	(22)	(9)	6	—
2. Investment Conditions of Credit Derivative Transaction (As of March 31, 2010)
We hold ABS-CDOs, Corporate CDOs, and CDSs (Credit Derivative Swaps). These ABS-CDOs contain subprime related exposure and Alt-A exposure, but Corporate CDOs and CDSs do not contain these exposures. We utilize currency forwards to hedge these credit derivatives, but did not utilize any other hedges as of March 31, 2010.

	Notional Amount		Evaluation Profit and Loss		Outstanding Exposure
		Change from		Change from		Change from	Profit and Loss
		March 31, 2009		March 31, 2009		March 31, 2009	for FY 2009
Total Amount	593	(264)	(114)	200	478	(64)	81
ABS-CDO *3	113	(134)	(112)	131	1	(3)	12
Corporate CDO *4	350	—	(1)	57	348	57	57
CDS	130	(130)	(0)	10	129	(119)	10
Currency hedge loss (Exchange contract)							(13)

Subprime related profit and loss (Total)							(0)

*3	The loss on ABS-CDOs including currency hedges (subprime related loss) for this period was -0 billion yen. The ratings of ABS-CDOs, which partially contain subprime related loans, are CC or below due to conditions of underlying assets and tranches. About 40% of underlying assets of these ABS-CDOs are RMBSs, and the other underlying assets are CMBSs and credit card receivables.

*4	All Corporate CDOs keep AAA ratings. Underlying assets of Corporate CDOs are all domestic CDSs.
Overseas exposures in the above chart are as follows:

	Notional Amount		Evaluation Profit and Loss		Outstanding Exposure
		Change from		Change from		Change from	Profit and Loss
		March 31, 2009		March 31, 2009		March 31, 2009	for FY 2009
Total Amount	113	(134)	(112)	131	1	(3)	12
ABS-CDO	113	(134)	(112)	131	1	(3)	12
Corporate CDO	—	—	—	—	—	—	—
CDS	—	—	—	—	—	—	—
3. Other Conditions (As of March 31, 2010)
We do not implement leveraged finance deals and do not underwrite reinsurances of financial guarantee insurances and monoline insurers. In addition, we do not hold securitized instruments and bonds, such as RMBS, issued by housing enterprise sponsored by the U.S. government. The consolidated subsidiaries do not hold securitized instruments.
Note: “Investment Conditions of Securitized Instruments” above is prepared based on a guideline issued by the Financial Stability Forum held on April 2008. These pages include contents based on information from outside financial institutions which have business relationships with us.

[English Translation]
(Reference)
SUMMARY OF FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2010 (NON-CONSOLIDATED)
May 20, 2010

Name of Listed Company:	MS & AD Insurance Group Holdings, Inc. (On Behalf of Nissay Dowa General Insurance Co., Ltd.)
Securities Code No.:	8725
Stock Exchanges:	Tokyo, Osaka, Nagoya
URL:	http://www.ms-ad-hd.com
Representative:	Ichiro Tateyama, President of Nissay Dowa General Insurance Co., Ltd.
Contact:	Kazuhiko Saga, Manager, Accounting Department
Telephone : (03)-5550-0232
Date of filing of Financial Report:	June 30, 2010
Date of starting payment of year-end dividends:	June 30, 2010
(Note) Amounts are truncated.
1. Non-Consolidated Business Results for the year ended March 31, 2010 (April 1, 2009 to March 31, 2010)
(1) Results of Operations
(Yen in millions)

	Net premiums written		Ordinary profit		Net income
Year ended March 31, 2010	312,666	0.6%	10,059	—%	3,060	—%
Year ended March 31, 2009	310,918	(2.3)%	(16,841)	(234.9)%	(6,738)	(204.5)%
     Percent figures represent changes in comparison with the preceding fiscal year.

(Yen)
		Net income per
	Net income per share	share -Diluted	Return on equity	Net loss ratio	Net expense ratio
Year ended March 31, 2010	8.06	—	1.6%	68.8%	33.8%
Year ended March 31, 2009	(17.74)	—	(2.9)%	67.4%	34.6%
(Reference) Equity in net gains(losses) of affiliates: None
(2) Financial Conditions
(Yen in millions)

				Net assets
	Total assets	Net assets	Net assets ratio	per share (Yen)
As of March 31, 2010	1,106,262	204,422	18.5%	538.60
As of March 31, 2009	1,100,172	184,364	16.8%	485.73
(Reference) Net assets:	As of March 31, 2010: ¥204,422 million

As of March 31, 2009: ¥184,364 million
(3) Cash Flows
(Yen in millions)

	Cash flows from	Cash flows from	Cash flows from	Cash and cash equivalents
	operating activities	investing activities	financing activities	at end of fiscal year
Year ended March 31, 2010	(22,546)	15,586	(3,052)	46,193
Year ended March 31, 2009	(8,651)	(10,038)	(3,202)	56,208
2. Dividends

	Dividend per share (Yen)					Total annual
	1st	2nd	3rd	4th		dividends	Dividend	Dividends on
	Quarter	Quarter	Quarter	Quarter	Annual	(Yen in millions)	pay-out ratio	net assets
Year ended March 31, 2009				8.00	8.00	3,036	—%	1.3%
Year ended March 31, 2010				8.00	8.00	3,036	99.3%	1.6%

3. Other information
(1) Changes in accounting principle, procedure and presentation preparing the non-consolidated financial statements
     1. Changes due to revision of accounting standard: Yes
     2. Changes due to other than above: None
(2) The number of shares outstanding (Common stock)
     1. The number of shares outstanding (including treasury stock)

As of March 31, 2010:	390,055,814 shares
As of March 31, 2009:	390,055,814 shares
     2. The number of treasury stock

As of March 31, 2010:	10,517,808 shares
As of March 31, 2009:	10,495,796 shares

(1) Non-Consolidated Balance Sheets
(Yen in millions)

	As of March 31, 2009	As of March 31, 2010
Items	Amount	Amount
(Assets)
Cash deposits and savings:	32,803	28,378
Cash	83	64
Deposits and savings	32,720	28,314
Call loans	24,300	17,900
Investments in securities:	810,817	836,761
Government bonds	99,768	105,528
Municipal bonds	11,653	7,624
Corporate bonds	234,225	187,753
Stocks	270,479	302,905
Foreign securities	180,283	222,526
Other securities	14,405	10,423
Loans:	40,785	36,621
Policy loans	2,118	2,169
General loans	38,667	34,452
Tangible fixed assets:	56,778	56,945
Land	24,713	24,633
Buildings	25,960	24,249
Construction in progress	2,688	5,179
Other tangible fixed assets	3,416	2,882
Intangible fixed assets:	236	234
Other intangible fixed assets	236	234
Other assets:	78,144	83,480
Accrued premiums	113	289
Agency accounts receivable	15,272	17,345
Foreign agency accounts receivable	2	10
Coinsurance accounts receivable	2,936	1,506
Reinsurance accounts receivable	11,504	14,050
Foreign reinsurance accounts receivable	5,819	3,119
Proxy service receivable	0	—
Accounts receivable	6,678	5,083
Accrued income	3,871	3,632
Cash segregated as deposits	3,838	3,969
Deposits for earth quake insurance	19,143	20,282
Suspense payments	8,301	8,803
Initial margins of futures markets	176	1,499
Derivatives other than for trading	240	1,060
Rest of the other assets	243	2,828
Deferred tax assets	57,153	46,850
Bad debts reserve	(844)	(907)
Investment loss reserve	(2)	(2)

Total assets	1,100,172	1,106,262

(Yen in millions)

	As of March 31, 2009	As of March 31, 2010
Items	Amount	Amount
(Liabilities)
Underwriting funds:	884,604	870,632
Outstanding claims	125,808	127,557
Underwriting reserves	758,795	743,074
Other liabilities:	29,678	28,965
Coinsurance accounts payable	546	524
Reinsurance accounts payable	8,333	12,561
Foreign reinsurance accounts payable	2,259	1,509
Borrowings	6	—
Income taxes payable	780	928
Deposits received	698	553
Unearned revenue	4	0
Accounts payable-other	5,803	6,026
Suspense receipt	5,167	5,084
Variation margins of futures markets	—	96
Derivatives other than for trading	6,079	1,681
Rest of the other liabilities	0	0
Reserve for pension and retirement benefits	337	416
Accrued bonuses for employees	580	579
Reserve under the special law:	607	1,246
Reserve for price fluctuation	607	1,246

Total liabilities	915,808	901,840

(Net assets)
Shareholders’ equity:
Common stock	47,328	47,328
Capital surplus:
Legal capital surplus	40,303	40,303
Other capital surplus	3	3
Total capital surplus	40,307	40,307
Retained earnings:
Reserve for dividends	7,492	7,492
Other retained earnings:	66,288	66,312
Reserve for advanced depreciation of fixed assets	1,116	1,093
General reserve	68,000	58,000
Retained earnings brought forward	(2,827)	7,218
Total retained earnings	73,781	73,805
Treasury stock	(4,938)	(4,948)
Total shareholders’ equity	156,479	156,493
Valuation and translation adjustments:
Unrealized gains on investments, net of tax	27,885	47,929
Total valuation and translation adjustments	27,885	47,929

Total net assets	184,364	204,422

Total liabilities and net assets	1,100,172	1,106,262

(2) Non-Consolidated Statements of Income
(Yen in millions)

	Year ended	Year ended
	March 31, 2009	March 31, 2010
Items	Amount	Amount

Ordinary income and expenses:
Ordinary income:	383,649	392,708
Underwriting income:	351,256	349,803
Net premiums written	310,918	312,666
Deposit premiums from policyholders	15,229	13,663
Investment income on deposit premiums from policyholders	8,340	7,729
Reversal of underwriting reserves	16,767	15,721
Other underwriting income	—	21
Investment income:	31,586	42,046
Interest and dividends received	23,897	21,144
Gains on sale of securities	16,014	28,129
Gains on redemption of securities	9	307
Foreign exchange gains	—	191
Other investment income	4	2
Transfer of investment income on deposit premiums from policyholders	(8,340)	(7,729)
Other ordinary income	807	859

Ordinary expenses:	400,491	382,649
Underwriting expenses:	306,025	308,694
Net claims paid	191,808	196,965
Loss adjustment expenses	17,623	18,051
Commission and collection expenses	53,311	54,146
Maturity refunds to policyholders	40,743	37,537
Dividends to policyholders	1	3
Provision for outstanding claims	1,877	1,749
Foreign exchange losses	555	131
Other underwriting expenses	104	108
Investment expenses:	34,997	17,746
Losses on sale of securities	10,254	10,203
Losses on devaluation of securities	19,017	5,153
Losses on redemption of securities	1,522	1,985
Losses on derivative transactions	3,144	332
Foreign exchange losses	645	—
Other investment expenses	413	70
Operating expenses and general and administrative expenses	58,410	55,374
Other ordinary expenses:	1,057	834
Interest paid	0	0
Provision for bad debts reserve	21	84
Loss on bad debts	0	3
Other ordinary expenses	1,035	746

Ordinary profit (loss)	(16,841)	10,059

Extraordinary income and losses:
Extraordinary income:	6,677	241
Gains on sale of fixed assets	234	241
Reversal of reserve under the special law:	6,443	—
Reversal of reserve for price fluctuation	6,443	—
Extraordinary losses:	556	6,707
Losses on sale of fixed assets	544	183
Impairment losses on fixed assets	12	—
Provision for reserve under the special law:	—	638
Provision for price fluctuation reserve	—	638
Loss on reduction of fixed assets	—	98
Other extraordinary losses	—	5,788

Income (loss) before income taxes	(10,720)	3,592
Income taxes — current	51	1,578
Income taxes — deferred	(4,034)	(1,045)
Total income taxes	(3,982)	532

Net income (loss)	(6,738)	3,060

(3) Statement of Changes in Net Assets

	FY 2008	FY 2009
	(From April	(From April
	1, 2008	1, 2009
	to March 31,	to March 31,
	2009)	2010)

Shareholder’s equity
Common stock
Balance as of the end of previous FY	47,328	47,328
Change this year
Total change this year	—	—

Balance as of the end of current FY	47,328	47,328

Capital surplus
Legal capital surplus
Balance as of the end of previous FY	40,303	40,303
Change this year
Total change this year	—	—

Balance as of the end of current FY	40,303	40,303

Other capital surplus
Balance as of the end of previous FY	—	3
Change this year
Disposal of treasury stock	3	0

Total change this year	3	0

Balance as of the end of current FY	3	3

Total capital surplus
Balance as of the end of previous FY	40,303	40,307
Change this year
Disposal of treasury stock	3	0

Total change this year	3	0

Balance as of the end of current FY	40,307	40,307

Retained earnings
Legal retained earnings
Balance as of the end of previous FY	7,492	7,492
Change this year
Total change this year	—	—

Balance as of the end of current FY	7,492	7,492

Other retained earnings
Reserve for advanced depreciation of noncurrent assets
Balance as of the end of previous FY	1,138	1,116
Change this year
Reversal of reserve for advanced depreciation of noncurrent assets	(22)	(22)

Total change this year	(22)	(22)

Balance as of the end of current FY	1,116	1,093

General reserve
Balance as of the end of previous FY	68,000	68,000

	FY 2008	FY 2009
	(From April	(From April
	1, 2008	1, 2009
	to March 31,	to March 31,
	2009)	2010)

Change this year
Reversal of general reserve	—	(10,000)

Total change this year	—	(10,000)

Balance as of the end of current FY	68,000	58,000

Retained earnings brought forward
Balance as of the end of previous FY	6,926	(2,827)
Change this year
Reversal of reserve for advanced depreciation of noncurrent assets	22	22
Reversal of general reserve	—	10,000
Dividend of retained earnings	(3,038)	(3,036)
Net income/loss for the year	(6,738)	3,060

Total change this year	(9,754)	10,046

Balance as of the end of current FY	(2,827)	7,218

Total retained earnings
Balance as of the end of previous FY	83,558	73,781
Change this year
Reversal of reserve for advanced depreciation of noncurrent assets	—	—
Reversal of general reserve	—	—
Dividend of retained earnings	(3,038)	(3,036)
Net income/loss for the year	(6,738)	3,060

Total change this year	(9,776)	23

Balance as of the end of current FY	73,781	73,805

Treasury stock
Balance as of the end of previous FY	(4,771)	(4,938)
Change this year
Acquisition of treasury stock	(206)	(10)
Disposal of treasury stock	39	0

Total changes this year	(167)	(9)

Balance as of the end of current FY	(4,938)	(4,948)

Total shareholder’s equity
Balance as of the end of previous FY	166,419	156,479
Change this year
Dividend of retained earnings	(3,038)	(3,036)
Net income/loss for the year	(6,738)	3,060
Acquisition of treasury stock	(206)	(10)
Disposal of Treasury stock	42	0

Total change this year	(9,940)	13

Balance as of the end of current FY	156,479	156,493

Valuation and translation adjustments
Valuation differences of other marketable securities
Balance as of the end of previous FY	106,888	27,885
Change this year
Change (net) this year on items other than shareholders’ equity	(79,003)	20,044

Total change this year	(79,003)	20,044

Balance as of the end of current FY	27,885	47,929

Total valuation and translation adjustments

	FY 2008	FY 2009
	(From April	(From April
	1, 2008	1, 2009
	to March 31,	to March 31,
	2009)	2010)

Balance as of the end of previous FY	106,888	27,885
Change this year
Change (net) this year on items other than shareholders’ equity	(79,003)	20,044

Total change this year	(79,003)	20,044

Balance as of the end of current FY	27,885	47,929

Total net assets
Balance as of the end of previous FY	273,308	184,364
Change this year
Dividend of retained earnings	(3,038)	(3,036)
Net income/loss for this year	(6,738)	3,060
Acquisition of treasury stock	(206)	(10)
Disposal of treasury stock	42	0
Change (net) this year on items other than shareholders’ equity	(79,003)	20,044

Total change this year	(88,943)	20,058

Balance as of the end of current FY	184,364	204,422

(4) Statements of Cash Flows
(Yen in millions)

	FY 2008	FY 2009
	(From April 1, 2008	(From April 1, 2009
	to March 31, 2009)	to March 31, 2010)

Cash flows from operating activities
Income/loss before income taxes	(10,720)	3,592
Depreciation	3,758	3,285
Impairment loss on fixed assets	12	—
Increase(decrease) in outstanding claims	1,877	1,749
Increase(decrease) in underwriting reserve	(16,767)	(15,721)
Increase(decrease) in allowance for investment loss	(173)	63
Increase(decrease) in bad debts reserve	(0)	(0)
Increase(decrease) in reserve for employees’ retirement and severance benefits	(2,386)	79
Increase(decrease) in accrued bonuses for employees	34	(0)
Increase(decrease) in reserve for price fluctuation	(6,443)	638
Interest and dividend income	(23,897)	(21,144)
Losses(gains) on investment in securities	14,770	(11,094)
Interest expenses	0	0
Foreign exchange losses(gains)	583	(223)
Losses(gains) on disposal of tangible fixed assets	309	40
Decrease(increase) in other assets	(2,675)	(6,724)
Increase(decrease) in other liabilities	(1,931)	3,521
Others	17,916	1,125

Subtotal	(25,731)	(40,813)

Interest and dividends received	24,505	22,002
Interest paid	(0)	(0)
Business integration related expenses	—	(4,499)
Income tax paid	(7,424)	(2,173)
Income tax refunded	—	2,937

Total cash flows from operating activities	(8,651)	(22,546)

Cash flows from investing activities
Net increase(decrease) in deposit at banks	135	810
Purchase of monetary claims bought	(795)	—
Proceeds from sales and redemption of monetary claims bought	1,758	—
Purchase of securities	(232,444)	(303,504)
Proceeds from sales and redemption of securities	220,532	317,607
Investment in loans	(7,539)	(2,718)
Collection of loans	12,589	6,882

Total cash flows from financial investments	(5,763)	19,077

Total cash flows from operating activities and financial investments	(14,414)	(3,468)

Acquisition of tangible fixed assets	(4,608)	(3,749)
Proceeds from sales of tangible fixed assets	333	258
Others	(0)	(0)

Total cash flows from investing activities	(10,038)	15,586

Cash flows from financing activities
Decrease in loans payable	(0)	(6)
Sale of treasury stock	42	0
Acquisition of treasury stock	(206)	(10)
Cash dividends paid	(3,038)	(3,036)

Total cash flows from financing activities	(3,202)	(3,052)

Effect of exchange rate changes on cash and cash equivalents	(641)	(3)

Net change in cash and cash equivalents	(22,533)	(10,015)

Balance of cash and cash equivalents at beginning of fiscal year	78,742	56,208

Balance of cash and cash equivalents as of the end of FY	56,208	46,193

5. Other Information
Summary of Consolidated Results of Operations
(Yen in millions)

				Change
Items	FY 2008	FY 2009	Change	Ratio(%)

Direct premiums written (Deposit premiums from policyholders included)	361,530	374,251	12,720	3.5%
Direct premiums written	346,301	360,587	14,286	4.1

Ordinary Income and Expenses:
Underwriting income:	351,256	349,803	(1,452)	(0.4)
Net premiums written	310,918	312,666	1,748	0.6
Deposit premiums from policyholders	15,229	13,663	(1,565)	(10.3)
Reversal of underwriting reserves	16,767	15,721	(1,046)	(6.2)
Underwriting expenses:	306,025	308,694	2,668	0.9
Net claims paid	191,808	196,965	5,156	2.7
Loss adjustment expenses	17,623	18,051	428	2.4
Commission and collection expenses	53,311	54,146	835	1.6
Maturity refunds to policyholders	40,743	37,537	(3,206)	(7.9)
Provision for outstanding claims	1,877	1,749	(128)	(6.8)

Investment income:	31,586	42,046	10,459	33.1
Interest and dividends received	23,897	21,144	(2,753)	(11.5)
Gains on sale of securities	16,014	28,129	12,114	75.6
Investment expenses:	34,997	17,746	(17,251)	(49.3)
Losses on sale of securities	10,254	10,203	(51)	(0.5)
Losses on devaluation of securities	19,017	5,153	(13,863)	(72.9)
Losses on derivative transactions	3,144	332	(2,811)	(89.4)

Operating expenses and general and administrative expenses	58,410	55,374	(3,036)	(5.2)
Operating expenses and general and administrative expenses concerning underwriting	54,391	51,576	(2,814)	(5.2)

Other ordinary income and expenses	(249)	24	274	—
Ordinary profit (loss)	(16,841)	10,059	26,901	—
Underwriting profit	(8,758)	(10,280)	(1,522)	—

Extraordinary Income and Losses:
Extraordinary income	6,677	241	(6,436)	(96.4)
Extraordinary losses	556	6,707	6,151	1,106.1

Extraordinary income and losses	6,121	(6,466)	(12,588)	(205.6)

Income before income taxes	(10,720)	3,592	14,312	—
Income taxes — current	51	1,578	1,526	2,940.6
Income taxes — deferred	(4,034)	(1,045)	2,988	—
Total income taxes	(3,982)	532	4,514	—
Net income	(6,738)	3,060	9,798	—

Ratios:
Net loss ratio	67.4	68.8%
Net expense ratio	34.6	33.8
Return on assets under management (income yield)	2.58	2.38
Investment yield (realized yield)	0.54	3.64

Premiums and Claims Paid by Line
Direct Premiums Written by Lines of Insurance
(excluding Deposit premiums from policyholders)
(Yen in millions)

	Year ended March 31, 2009			Year ended March 31, 2010
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%
Fire and Allied	64,203	18.5	6.4	69,723	19.3	8.6
Marine	6,861	2.0	(0.3)	5,679	1.6	(17.2)
Personal Accident	29,949	8.6	(2.1)	29,282	8.1	(2.2)
Voluntary Automobile	158,946	45.9	(0.6)	160,843	44.6	1.2
Compulsory Automobile Liability	29,497	8.5	(15.2)	28,044	7.8	(4.9)
Other	56,842	16.4	19.4	67,014	18.6	17.9

Total	346,301	100.0	1.8	360,587	100.0	4.1

Including Deposit premiums from policyholders	361,530		0.4	374,251		3.5
Net Premiums by Lines of Insurance
(Yen in millions)

	Year ended March 31, 2009			Year ended March 31, 2010
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%
Fire and Allied	47,075	15.1	6.5	51,158	16.4	8.7
Marine	5,407	1.7	(1.3)	4,529	1.4	(16.2)
Personal Accident	29,116	9.4	(2.7)	28,331	9.1	(2.7)
Voluntary Automobile	158,832	51.1	(0.7)	160,625	51.4	1.1
Compulsory Automobile Liability	30,507	9.8	(21.0)	28,123	9.0	(7.8)
Other	39,978	12.9	(0.3)	39,898	12.8	(0.2)

Total	310,918	100.0	(2.3)	312,666	100.0	0.6

Net Claims Paid by Lines of Insurance
(Yen in millions)

	Year ended March 31, 2009			Year ended March 31, 2010
		Change	Net loss		Change	Net loss
Lines of Insurance	Amount	%	ratio %	Amount	%	ratio %
Fire and Allied	17,593	2.4	39.0	19,010	8.1	38.7
Marine	2,988	14.1	57.7	3,168	6.0	72.9
Personal Accident	15,374	(7.1)	58.2	16,084	4.6	61.9
Voluntary Automobile	104,764	(3.9)	73.2	108,933	4.0	75.1
Compulsory Automobile Liability	27,761	(0.9)	99.9	26,764	(3.6)	105.9
Other	23,326	9.1	60.6	23,003	(1.4)	60.0

Total	191,808	(1.5)	67.4	196,965	2.7	68.8

(Note) Net loss ratio = (Net claims paid + Loss adjustment expenses) / Net premiums written * 100

Investment Conditions of Securitized Instruments
<Investment Conditions>
1.	Special Purpose Entities (SPEs) — General

Not applicable.

2.	Collateralized Debt Obligation (CDO)

Not applicable.

3.	Other Subprime and Alt-A Exposure

Not applicable.

4.	Commercial Mortgage-Backed Securities (CMBS)

Not applicable.

5.	Leveraged Finance

Not applicable.

6.	Asset-Backed Securities (ABS)

Not applicable.

7.	Collateralized Bond Obligation (CBO)
(100 Millions of yen)

	Fair value	Unrealized profit and loss	Realized profit and loss
CBO	4	(0)	—
Senior	4	(0)	—
Mezzanine	—	—	—
Equity	—	—	—
(Note) Pledged assets are domestic.
8.	Other
(100 Millions of yen)

	Fair value	Unrealized profit and loss	Realized profit and loss
Other	1	(0)	(0)
Floating Rate Notes	—	—	—
Hedge Funds	1	(0)	(0)

Note Regarding Forward-looking Statements
This document includes “forward-looking statements” that reflect the plans and expectations of MS&AD Insurance Group Holdings, Inc. (the “Company”), formerly Mitsui Sumitomo Insurance Group Holdings, Inc., with respect to its business and results of operations. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Company in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of the Company to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the Company in its subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.
The risks, uncertainties and other factors referred to above include, but are not limited to: (1) economic conditions in Japan, the United States, Europe and China; (2) the extent of competition faced by the Company from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan and elsewhere; (5) occurrence of losses the type or magnitude of which could not be foreseen at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; and (7) the performance of the Company’s investments.